Dreyfus Variable Investment Fund, Appreciation Portfolio

SEMIANNUAL REPORT June 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, Appreciation Portfolio, covering the six-month period from January 1, 2008, through June 30, 2008.

The U.S. equity markets remained turbulent over the first half of 2008 and ended with June posting one of the worst monthly performance slumps on record. A continuously weakening U.S. housing market, surging inflation, devaluation of the U.S. dollar and lingering credit concerns continued to dampen investor sentiment. Of the ten economic sectors represented by the S&P 500® Composite Stock Index, only two — energy and materials — posted positive absolute returns for the reporting period. The financials sector was the hardest-hit industry group, primarily due to massive sub-prime related losses among global financial institutions.

While the U.S and global economy clearly has slowed, the news is not all bad. We have seen signs of more orderly deleveraging among financial institutions, and it appears that most of the damage caused by last year's sub-prime fiasco has been exposed and, to an extent, ameliorated. Moreover, the global upsurge in inflation should persist longer in fast-growing emerging markets than in more developed countries. These factors support our view that many areas of the stock market may have been punished too severely in the downturn, creating potential long-term opportunities for patient investors. As always, your financial advisor can help you identify suitable investments that may be right for you and your long-term investment goals.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
July 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2008, through June 30, 2008, as provided by Fayez Sarofim, of Fayez Sarofim & Co., Sub-Investment Adviser

Portfolio and Market Performance

For the six-month period ended June 30, 2008, Dreyfus Variable Investment Fund, Appreciation Portfolio's Initial shares produced a total return of –8.91%, and its Service shares produced a total return of –9.03%.[1] In comparison, the total return of the portfolio's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), was –11.90% for the same period.[2]

Stocks generally declined as a credit crisis intensified, producing massive losses among financial institutions, and the U.S. economy weakened along with home prices, the job market and consumer spending. The portfolio declined less than its benchmark, primarily due to its focus on industry leaders with strong balance sheets and positive cash flows.

The Portfolio's Investment Approach

The portfolio normally invests at least 80% of its assets in common stocks. The portfolio focuses on large, well-established multinational growth companies that have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence and the potential to achieve predictable above-average earnings growth. We focus on purchasing reasonably priced growth stocks of fundamentally sound companies in economic sectors that we believe will expand over the next three to five years or longer.

Stocks Struggled in a Weaker Economy

U.S. stocks generally produced disappointing results over the first half of 2008 amid an onslaught of negative economic news. Housing values continued to plummet, fueling ongoing turmoil in the mortgage market. At the same time, escalating commodity prices burdened families with soaring oil, gas and home heating expenditures and rising food costs. These factors caused consumers to cut back on spending in other, more discretionary areas. In turn, many businesses reduced capital spending in anticipation of a more difficult business environment.

At the same time, a credit crisis that began in 2007 in the sub-prime mortgage market continued to batter the world's major financial institutions, which announced new write-downs and write-offs throughout the reporting period, sparking steep declines in their stock prices. Most other market sectors also posted losses in this challenging environment. In fact, of the 10 economic sectors within the S&P 500 Index, only the materials sector recorded a gain over the first six months of the year.

A Focus on Quality Helped Limit Losses

The portfolio's unwavering focus on financially strong, globally positioned blue-chip companies helped protect it from the full brunt of the equity market's slump. The portfolio's relatively light exposure to troubled financial services companies proved to be the reporting period's greatest contributor to its relative performance. To a lesser degree, an underweighted position among health care stocks also boosted the portfolio's relative results, as did a lack of holdings in the relatively small telecommunications services sector.

The portfolio's consumer staples holdings also bolstered returns, as consumers continued to need food, beverages and other basic goods regardless of economic conditions. An overweighted position in the energy sector enabled the portfolio to participate more fully in gains among integrated oil producers, such as ConocoPhillips and Chevron, and oil services companies, such as Halliburton. These companies benefited from soaring crude oil prices, which continued to shatter previous record highs and ended the reporting period above $140 per barrel. In addition, the portfolio received strong contributions from individual stocks in other areas, including mass merchandiser Wal-Mart Stores, which rebounded strongly after a weak 2007, beer maker Anheuser-Busch, which gained value after receiving an unsolicited acquisition offer from a global competitor, and construction giant Fluor, which benefited from rapid economic growth in emerging markets such as China and India.

On the other hand, the portfolio's lack of holdings in the utilities sector detracted from its relative performance as several unregulated power producers successfully passed along higher input costs to their customers. An underweighted position in the materials area prevented the portfolio from participating fully in the sector's gains. Although the portfolio benefited from an underweighted position in the financials sector, even reduced positions in industry leaders such as Citigroup and Bank of America ranked among the reporting period's greater detractors from relative performance. Industrial conglomerate General Electric also stumbled due to losses in its consumer finance business, and semiconductor maker Intel faltered due to slackening consumer demand.

Finding Opportunities in a Distressed Market

As of the end of the reporting period, we have identified what we believe are a number of fundamentally strong companies selling at attractive valuations. As might be expected during a period of heightened volatility, we took advantage of some of these opportunities to upgrade the portfolio. New positions included computer and consumer electronics producer Apple, metals-and-mining leader Freeport-McMoRan Copper & Gold, and defense contractor General Dynamics. All of these companies appear to be poised to benefit from positive, ongoing business trends. On the other hand, we eliminated the portfolio's positions in drug developer Eli Lilly & Co., which suffered due to concerns regarding a sparse new-product pipeline, and SunTrust Banks, which is located in one of the nation's weaker real estate markets.

July 15, 2008

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Appreciation Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

[2] *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Appreciation Portfolio from January 1, 2008 to June 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2008

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.80	$ 4.99
Ending value (after expenses)	$910.90	$909.70

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2008

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.02	$ 5.27
Ending value (after expenses)	$1,020.89	$1,019.64

† *Expenses are equal to the portfolio's annualized expense ratio of .80% for Initial shares and 1.05% for Service shares, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

June 30, 2008 (Unaudited)

Common Stocks−97.9%	Shares	Value ($)
Beverages−9.7%		
Anheuser-Busch	113,700	7,063,044
Coca-Cola	524,700	27,273,906
PepsiCo	234,900	14,937,291
		49,274,241
Consumer Discretionary−8.9%		
Christian Dior	72,700 [a]	7,497,324
McDonald's	178,700	10,046,514
McGraw-Hill	216,500	8,685,980
News, Cl. A	529,836	7,968,734
News, Cl. B	8,600 [a]	132,010
Polo Ralph Lauren	34,900 [a]	2,191,022
Target	189,500	8,809,855
		45,331,439
Consumer Staples−21.1%		
Altria Group	542,000	11,143,520
Estee Lauder, Cl. A	56,800 [a]	2,638,360
Nestle, ADR	179,600	20,289,412
Philip Morris International	542,000	26,769,380
Procter & Gamble	358,200	21,782,142
SYSCO	87,400	2,404,374
Wal-Mart Stores	92,300	5,187,260
Walgreen	482,300	15,679,573
Whole Foods Market	61,200 [a]	1,449,828
		107,343,849
Energy−23.2%		
BP, ADR	13,200 [a]	918,324
Chevron	250,400	24,822,152
ConocoPhillips	187,800	17,726,442
Exxon Mobil	453,164	39,937,343
Halliburton	87,400 [a]	4,638,318
Occidental Petroleum	122,300	10,989,878
Royal Dutch Shell, ADR	52,200	4,265,262
Total, ADR	104,800	8,936,296
Transocean	36,675 [a,b]	5,588,903
		117,822,918

Common Stocks (continued)	Shares	Value ($)
Financial—4.6%		
American Express	109,600	4,128,632
American International Group	79,420	2,101,453
Ameriprise Financial	53,700	2,183,979
Bank of America	200,716	4,791,091
Citigroup	139,724	2,341,774
HSBC Holdings, ADR	43,700 [a]	3,351,790
JPMorgan Chase & Co.	87,500	3,002,125
Merrill Lynch & Co.	39,600	1,255,716
		23,156,560
Health Care—9.2%		
Abbott Laboratories	248,200	13,147,154
Johnson & Johnson	310,200	19,958,268
Medtronic	56,800	2,939,400
Merck & Co.	152,300	5,740,187
Roche Holding, ADR	55,900	5,034,354
		46,819,363
Industrial—7.5%		
Caterpillar	43,700 [a]	3,225,934
Emerson Electric	199,100	9,845,495
Fluor	34,900	6,494,192
General Dynamics	18,000	1,515,600
General Electric	487,300	13,006,037
United Technologies	64,000	3,948,800
		38,036,058
Information Technology—11.0%		
Apple	50,000 [b]	8,372,000
Automatic Data Processing	104,800	4,391,120
Cisco Systems	227,200 [b]	5,284,672
Intel	921,500	19,793,820
Microsoft	357,000	9,821,070
QUALCOMM	78,600	3,487,482
Texas Instruments	164,700	4,637,952
		55,788,116

Common Stocks (continued)	Shares	Value ($)
Materials–2.7%		
Freeport-McMoRan Copper & Gold	25,000	2,929,750
Praxair	105,700	9,961,168
Rio Tinto, ADR	2,000	990,000
		13,880,918
Total Common Stocks		
(cost $337,485,685)		**497,453,462**

Other Investment–.3%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $1,453,000)	1,453,000 c	**1,453,000**

Investment of Cash Collateral for Securities Loaned–4.4%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund		
(cost $22,485,822)	22,485,822 c	**22,485,822**

Total Investments (cost $361,424,507)	**102.6%**	**521,392,284**
Liabilities, Less Cash and Receivables	**(2.6%)**	**(13,309,732)**
Net Assets	**100.0%**	**508,082,552**

ADR—American Depository Receipts.

a   *All or a portion of these securities are on loan. At June 30, 2008, the total market value of the portfolio's securities on loan is $21,548,182 and the total market value of the collateral held by the portfolio is $22,485,822.*

b   *Non-income producing security.*

c   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Energy	23.2	Industrial	7.5
Consumer Staples	21.1	Money Market Investments	4.7
Information Technology	11.0	Financial	4.6
Beverages	9.7	Materials	2.7
Health Care	9.2		
Consumer Discretionary	8.9		**102.6**

†   *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on Loan, valued at $21,548,182)–Note 1(c):		
Unaffiliated issuers	337,485,685	497,453,462
Affiliated issuers	23,938,822	23,938,822
Cash		81,981
Receivable for shares of Beneficial Interest subscribed		7,889,066
Receivable for investment securities sold		2,103,985
Dividends and interest receivable		946,796
Prepaid expenses		47,098
		532,461,210
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		244,208
Due to Fayez Sarofim & Co.		124,064
Liability for securities on loan–Note 1(c)		22,485,822
Payable for investment securities purchased		986,434
Payable for shares of Beneficial Interest redeemed		422,028
Accrued expenses		116,102
		24,378,658
Net Assets ($)		**508,082,552**
Composition of Net Assets ($):		
Paid-in capital		319,039,468
Accumulated undistributed investment income–net		5,131,343
Accumulated net realized gain (loss) on investments		23,943,964
Accumulated net unrealized appreciation (depreciation) on investments		159,967,777
Net Assets ($)		**508,082,552**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	389,729,086	118,353,466
Shares Outstanding	10,437,672	3,185,655
Net Asset Value Per Share ($)	**37.34**	**37.15**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $177,002 foreign taxes withheld at source):	
Unaffiliated issuers	7,467,921
Affiliated issuers	55,005
Income from securities lending	115,999
Total Income	**7,638,925**
Expenses:	
Investment advisory fee–Note 3(a)	1,335,757
Sub-investment advisory fee–Note 3(a)	888,216
Distribution fees–Note 3(b)	142,440
Prospectus and shareholders' reports	47,195
Custodian fees–Note 3(b)	25,465
Professional fees	25,174
Trustees' fees and expenses–Note 3(c)	20,316
Shareholder servicing costs–Note 3(b)	6,905
Loan commitment fees–Note 2	2,497
Interest expense–Note 2	2,074
Miscellaneous	10,987
Total Expenses	**2,507,026**
Less–reduction in fees due to earnings credits–Note 1(c)	(78)
Net Expenses	**2,506,948**
Investment Income–Net	**5,131,977**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	23,958,949
Net unrealized appreciation (depreciation) on investments	(84,618,551)
Net Realized and Unrealized Gain (Loss) on Investments	**(60,659,602)**
Net (Decrease) in Net Assets Resulting from Operations	**(55,527,625)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007
Operations ($):		
Investment income—net	5,131,977	11,118,540
Net realized gain (loss) on investments	23,958,949	56,502,140
Net unrealized appreciation (depreciation) on investments	(84,618,551)	(16,029,486)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(55,527,625)**	**51,591,194**
Dividends to Shareholders from ($):		
Investment income—net:		
Initial Shares	(9,323,702)	(10,305,011)
Service Shares	(1,793,974)	(1,592,630)
Net realized gain on investments:		
Initial Shares	(34,731,092)	–
Service Shares	(7,782,917)	–
Total Dividends	**(53,631,685)**	**(11,897,641)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial Shares	12,382,558	41,265,860
Service Shares	16,182,317	33,395,223
Dividends reinvested:		
Initial Shares	44,054,794	10,305,011
Service Shares	9,576,891	1,592,630
Cost of shares redeemed:		
Initial Shares	(147,455,273)	(197,317,992)
Service Shares	(7,927,442)	(34,288,008)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(73,186,155)**	**(145,047,276)**
Total Increase (Decrease) in Net Assets	**(182,345,465)**	**(105,353,723)**
Net Assets ($):		
Beginning of Period	690,428,017	795,781,740
End of Period	**508,082,552**	**690,428,017**
Undistributed investment income—net	5,131,343	11,117,042

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007
Capital Share Transactions:		
Initial Shares		
Shares sold	302,851	948,930
Shares issued for dividends reinvested	1,140,366	247,360
Shares redeemed	(3,699,996)	(4,506,835)
Net Increase (Decrease) in Shares Outstanding	**(2,256,779)**	**(3,310,545)**
Service Shares		
Shares sold	420,176	754,362
Shares issued for dividends reinvested	249,009	38,386
Shares redeemed	(197,302)	(790,386)
Net Increase (Decrease) in Shares Outstanding	**471,883**	**2,362**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

Initial Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	44.86	42.55	37.11	35.56	34.42	28.79
Investment Operations:						
Investment income−net[a]	.36	.66	.61	.54	.56	.43
Net realized and unrealized gain (loss) on investments	(4.24)	2.32	5.42	1.02	1.18	5.64
Total from Investment Operations	(3.88)	2.98	6.03	1.56	1.74	6.07
Distributions:						
Dividends from investment income−net	(.77)	(.67)	(.59)	(.01)	(.60)	(.44)
Dividends from net realized gain on investments	(2.87)	–	–	–	–	–
Total Distributions	(3.64)	(.67)	(.59)	(.01)	(.60)	(.44)
Net asset value, end of period	37.34	44.86	42.55	37.11	35.56	34.42
Total Return (%)	(8.91)[b]	7.14	16.48	4.38	5.05	21.17
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.80[c]	.80	.82	.80	.79	.80
Ratio of net expenses to average net assets	.80[c,d]	.80	.82[d]	.80	.79	.80
Ratio of net investment income to average net assets	1.77[c]	1.52	1.58	1.48	1.60	1.41
Portfolio Turnover Rate	2.37[b]	5.17	3.86	2.67	1.64	4.60
Net Assets, end of period ($ x 1,000)	389,729	569,422	681,035	683,667	766,169	821,319

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
[c] *Annualized.*
[d] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2008 (Unaudited)	2007	2006	2005	2004	2003
		Year Ended December 31,				
Per Share Data ($):						
Net asset value, beginning of period	44.59	42.32	36.92	35.46	34.31	28.71
Investment Operations:						
Investment income—net[a]	.31	.56	.51	.45	.46	.36
Net realized and unrealized gain (loss) on investments	(4.22)	2.30	5.41	1.01	1.19	5.61
Total from Investment Operations	(3.91)	2.86	5.92	1.46	1.65	5.97
Distributions:						
Dividends from investment income—net	(.66)	(.59)	(.52)	–	(.50)	(.37)
Dividends from net realized gain on investments	(2.87)	–	–	–	–	–
Total Distributions	(3.53)	(.59)	(.52)	–	(.50)	(.37)
Net asset value, end of period	37.15	44.59	42.32	36.92	35.46	34.31
Total Return (%)	(9.03)[b]	6.85	16.21	4.12	4.80	20.83
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.05[c]	1.05	1.07	1.05	1.04	1.05
Ratio of net expenses to average net assets	1.05[c,d]	1.05	1.07[d]	1.05	1.04	1.05
Ratio of net investment income to average net assets	1.56[c]	1.27	1.33	1.24	1.34	1.16
Portfolio Turnover Rate	2.37[b]	5.17	3.86	2.67	1.64	4.60
Net Assets, end of period ($ x 1,000)	118,353	121,006	114,746	101,172	80,529	89,121

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
[c] *Annualized.*
[d] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering seven series, including the Appreciation Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide long-term capital growth consistent with the preservation of capital. The Dreyfus Corporation ("the Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the portfolio's investment adviser. Fayez Sarofim & Co. ("Sarofim & Co.") serves as the portfolio's sub-investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3—significant unobservable inputs (including portfolio's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of June 30, 2008 in valuing the portfolio's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments ($)†
Level 1–Quoted Prices	521,392,284	0
Level 2–Other Significant Observable Inputs	0	0
Level 3–Significant Unobservable Inputs	0	0
Total	**521,392,284**	**0**

† *Other financial instruments include derivative instruments, such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.*

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has arrangements with the custodian and cash management banks whereby the portfolio may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the portfolio includes net earnings credits as an expenses offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by Dreyfus, U.S. Government and Agency securities or Letters of Credit. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended June 30, 2008, Mellon Bank earned $49,714 from lending portfolio securities, pursuant to the securities lending agreement.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the portfolio for the period ended June 30, 2008.

As of and during the period ended June 30, 2008, the portfolio did not have any liabilities for any unrecognized tax benefits. The portfolio recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the portfolio did not incur any interest or penalties.

Each of the tax years in the three-year period ended December 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2007 was as follows: ordinary income $11,897,641. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio at rates based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended June 30, 2008. was approximately $149,800, with a related weighted average annualized interest rate of 2.78%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is based on the value of the portfolio's average daily net assets and is computed at the following annual rates: .55% of the first $150 million; .50% of the next $150 million; and .375% over $300 million. The fee is payable monthly. Pursuant to a Sub-Investment Advisory Agreement with Sarofim & Co., the sub-investment advisory fee is based upon the value of the portfolio's average daily net assets and is computed at the following annual rates: .20% of the first $150 million; .25% of the next $150 million; and .375% over $300 million. The fee is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2008, Service shares were charged $142,440 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2008, the portfolio was charged $651 pursuant to the transfer agency agreement.

The portfolio compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended June 30, 2008, the portfolio was charged $78 pursuant to the cash management agreement.

The portfolio compensates Mellon Bank, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2008, the portfolio was charged $25,465 pursuant to the custody agreement.

During the period ended June 30, 2008, the portfolio was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $197,835, Rule 12b-1 distribution plan fees $23,525, custodian fees $19,833, chief compliance officer fees $2,820 and transfer agency per account fees $195.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2008, amounted to $13,991,883 and $142,548,714, respectively.

At June 30, 2008, accumulated net unrealized appreciation on investments was $159,967,777, consisting of $174,141,494 gross unrealized appreciation and $14,173,717 gross unrealized depreciation.

At June 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the portfolio by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At a meeting of the portfolio's Board held on March 4 and 5, 2008, the Board unanimously approved the continuation of the portfolio's Investment Advisory Agreement with Dreyfus and the Sub-Investment Advisory Agreement between the portfolio and Fayez Sarofim & Co. ("Sarofim") (together, the "Agreements") for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the portfolio were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Agreements, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of Dreyfus regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio by Dreyfus and Sarofim pursuant to their Agreements. The Manager's representatives reviewed the portfolio's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the portfolio as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the portfolio. Dreyfus also provided the number of accounts investing in the portfolio, as well as the portfolio's asset size.

The Board members also considered Dreyfus's and Sarofim's research and portfolio management capabilities and Dreyfus's oversight of day-to-day portfolio operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Portfolio's Performance and Advisory
Fee and Expense Ratio.</u> The Board members reviewed the portfolio's
performance and placed significant emphasis on comparisons to a
group of large-cap core funds underlying variable insurance products
(the "Performance Group") and to a larger universe of funds, consisting of all large-cap core funds underlying variable insurance products
(the "Performance Universe") selected and provided by Lipper, Inc.,
an independent provider of investment company data. The Board was
provided with a description of the methodology Lipper used to select
the Performance Group and Performance Universe, as well as the
Expense Group and Expense Universe (discussed below). The Board
members discussed the results of the comparisons and noted that the
portfolio's total returns were above the Performance Group and
Performance Universe medians for the 1- and 2-year time periods
ended January 31, 2008. Representatives of Sarofim noted that the
portfolio's total return was in the second quartile of the Performance
Group and the first quartile of the Performance Universe during
those periods. The Board discussed with representatives of Dreyfus
and Sarofim the investment strategy employed in the management of
the portfolio's assets and how that strategy affected the portfolio's performance. Representatives of Dreyfus and Sarofim noted that high
quality, mega-cap stocks had been out of favor for a long period of
time but appeared to have come back in favor. The Board members
noted that Sarofim is an experienced manager with a long-term
"buy-and-hold" investment approach to investing in what generally is
known as "mega-cap" companies. Sarofim's considerable reputation,
based on following this investment approach, was noted.

The Board members also discussed the portfolio's management fee and
expense ratio and reviewed the range of management fees and expense
ratios of a comparable group of funds (the "Expense Group") and a
broader group of funds (the "Expense Universe"), each selected and
provided by Lipper. The Board members noted that for the past two
years the portfolio's management fee was higher than the portfolio's

Expense Group and Expense Universe medians, while its expense ratio was higher than the Expense Group but lower than the Expense Universe medians.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus with similar investment objectives, policies and strategies as the portfolio (the "Similar Accounts"). Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the portfolio's management fees. The Board acknowledged that the differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the portfolio and the extent to which economies of scale would be realized if the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the portfolio's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the portfolio as part of their evaluation of whether the fees under the Advisory Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services, and that a discussion of economies of scale is predicated on a portfolio having achieved a substantial size with increasing assets and that, if a portfolio's assets had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the portfolio was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Agreements. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent and quality of the services provided by Dreyfus and Sarofim are adequate and appropriate.

• The Board generally was satisfied with the portfolio's performance.

• The Board concluded that the fee paid by the portfolio to Dreyfus was reasonable in light of the considerations described above.

• The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the advisory fee rate charged to the portfolio and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the portfolio's Agreements was in the best interests of the portfolio and its shareholders.

For More Information

**Dreyfus Variable
Investment Fund,
Appreciation Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Advisor

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0112SA0608

Dreyfus Variable Investment Fund, Developing Leaders Portfolio

SEMIANNUAL REPORT June 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, Developing Leaders Portfolio, covering the six-month period from January 1, 2008, through June 30, 2008.

The U.S. equity markets remained turbulent over the first half of 2008 and ended with June posting one of the worst monthly performance slumps on record. A continuously weakening U.S. housing market, surging inflation, devaluation of the U.S. dollar and lingering credit concerns continued to dampen investor sentiment. Of the ten economic sectors represented by the S&P 500® Composite Stock Index, only two — energy and materials — posted positive absolute returns for the reporting period. The financials sector was the hardest-hit industry group, primarily due to massive sub-prime related losses among global financial institutions.

While the U.S and global economy clearly has slowed, the news is not all bad. We have seen signs of more orderly deleveraging among financial institutions, and it appears that most of the damage caused by last year's sub-prime fiasco has been exposed and, to an extent, ameliorated. Moreover, the global upsurge in inflation should persist longer in fast-growing emerging markets than in more developed countries. These factors support our view that many areas of the stock market may have been punished too severely in the downturn, creating potential long-term opportunities for patient investors. As always, your financial advisor can help you identify suitable investments that may be right for you and your long-term investment goals.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
July 15, 2008



DISCUSSION OF PERFORMANCE

For the period of January 1, 2008, through June 30, 2008, as provided by Franklin Portfolio Associates Smallcap Team, Portfolio Managers

Market and Portfolio Performance Overview

For the six-month period ended June 30, 2008, Dreyfus Variable Investment Fund, Developing Leaders Portfolio's Initial shares produced a total return of –8.74%, and its Service shares produced a total return of –8.86%.[1] In comparison, the Russell 2000 Index (the "Index"), the portfolio's benchmark, produced a total return of –9.37% for the same period.[2]

Concerns regarding slowing U.S. economic growth, soaring energy prices and the widening impact of a credit crisis that originated in the sub-prime lending market drove equities lower during the first half of 2008, with financial stocks suffering the sharpest declines. Small-cap stocks experienced a slightly milder drop than their large-cap counterparts. The portfolio produced modestly stronger returns than its benchmark due to the success of our quantitative equity screening process in the current market environment.

The Portfolio's Investment Approach

We select small-cap stocks through a "bottom-up" approach that seeks to identify undervalued securities using a quantitative screening process. This process is driven by a proprietary quantitative model, which measures more than 40 stock characteristics to identify and rank stocks. Over time, we attempt to construct a portfolio that has exposure to industries and market capitalizations generally similar to the portfolio's benchmark. Within each sector, we seek to overweight the most attractive stocks and underweight or not hold the stocks that have been ranked least attractive.

Momentum Metrics Contributed Positively to Returns

U.S. stocks generally produced disappointing results over the first half of 2008 amid an onslaught of negative economic news. As housing values continued to plummet, mortgage defaults, delinquencies and foreclosures rose sharply. At the same time, escalating commodity prices burdened consumers with soaring gasoline and home heating expenditures and rising food costs. Meanwhile, a credit crisis that began in 2007 continued to batter commercial banks, investment banks and bond insurers.

In this challenging environment, equity markets tended to reward stocks exhibiting positive earnings momentum characteristics while disregarding traditional value characteristics. In other words, stocks with strong earnings growth generally performed well regardless of how expensive they appeared from a valuation perspective. By the same token, stocks exhibiting earnings weakness tended to decline by roughly the same degree whether or not their price already appeared relatively low. Although this environment offered less than ideal conditions for the portfolio's balanced value and momentum investment approach, it represented a favorable shift from the prior year when the market sharply discounted value characteristics, tending to reward only the market's most expensive stocks.

As a result, the current reporting period proved relatively favorable for the portfolio's strategy. In general, stocks we found attractive due to their momentum characteristics outperformed the benchmark.

Company Earnings Drove Stock Performance

Virtually all of the portfolio's top performers reported better-than-expected earnings while offering positive guidance regarding expectations for future earnings. In the consumer discretionary sector, where many middle-market companies were hurt by waning consumer confidence, apparel designer Perry Ellis International benefited from continued spending by relatively wealthy consumers, while closeout retailer Big Lots was bolstered by increasingly cost-conscious consumer behavior at the lower end of the price scale. Among industrial stocks, carbon-based component maker GrafTech International saw robust demand for products used in power generation and steel production, while parts manufacturer Chart Industries derived strong earnings from rising global spending on energy infrastructure projects. In the energy area, independent oil-and-gas exploration and production company Petrohawk Energy moved higher as commodity prices shattered previous record highs. Consumer staples holdings Performance Food Group and Cal-Maine Foods successfully passed along rising prices to customers, maintaining their margins and earnings. Finally, while drug developer Auxilium Pharmaceuticals did not post a profit, the company announced favorable test results for products in its pipeline, driving its stock price upward.

On the other hand, the portfolio's most disappointing performers all posted earnings disappointments or unfavorable outlooks. Kaiser Aluminum's profits were squeezed by rising energy costs and stiff overseas competition. The portfolio's relative performance in the metals-and-mining area suffered further from lack of exposure to certain high-flying stocks which appeared richly valued to us such as coal supplier Alpha Natural Resources. In other areas, engineering and energy consultants Michael Baker negatively restated earnings for 2006 and 2007, and semi-conductor maker Sigma Designs guided earnings expectations lower due to anticipated weak consumer demand for electronic products.

Maintaining Our Disciplined Focus on Stock Selection

We believe the small-cap market's trend during the last 18 months of rewarding momentum characteristics over value characteristics represents a reaction to several prior years in which value significantly out-performed momentum. History teaches us that such trends tend to be poor predictors of future market behavior. Over the long term, we believe a balance of both earning momentum and value factors offers the most reliable insight into a stock's potential performance. Accordingly, we remain fully committed to our disciplined, quantitatively driven, stock-by-stock investment approach.

July 15, 2008

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Developing Leaders Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through May 1, 2009, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization.*

Franklin Portfolio Associates is a wholly-owned subsidiary of The Bank of New York Mellon Corporation. Franklin Portfolio Associates has no affiliation to the Franklin Templeton Group of Funds or Franklin Resources, Inc. The portfolio's managers are dual employees of Franklin Portfolio Associates and Dreyfus.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Developing Leaders Portfolio from January 1, 2008 to June 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2008

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.66	$ 4.75
Ending value (after expenses)	$912.60	$911.40

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2008

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.87	$ 5.02
Ending value (after expenses)	$1,021.03	$1,019.89

† *Expenses are equal to the portfolio's annualized expense ratio of .77% for Initial shares and 1.00% for Service shares, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2008 (Unaudited)

Common Stocks−99.5%	Shares		Value ($)
Commercial & Professional Services−8.2%			
Anixter International	41,700	a,b	2,480,733
Applied Industrial Technologies	45,000	a	1,087,650
COMSYS IT Partners	129,400	a,b	1,180,128
Concur Technologies	37,500	b	1,246,125
IKON Office Solutions	162,500	a	1,833,000
MPS Group	139,800	a,b	1,486,074
Nash Finch	12,800		438,656
Portfolio Recovery Associates	11,700	a,b	438,750
PSS World Medical	15,900	b	259,170
SAIC	17,000	b	353,770
ScanSource	51,800	a,b	1,386,168
School Specialty	47,500	a,b	1,412,175
Spherion	244,700	b	1,130,514
Standard Register	46,400	a	437,552
Sykes Enterprises	120,200	b	2,266,972
TeleTech Holdings	91,600	a,b	1,828,336
Viad	25,500		657,645
			19,923,418
Communications−1.5%			
iPCS	56,700	b	1,680,021
NTELOS Holdings	59,700		1,514,589
USA Mobility	64,900	b	489,995
			3,684,605
Consumer Durables−2.5%			
Fossil	77,000	a,b	2,238,390
LoJack	126,577	a,b	1,007,552
Polaris Industries	43,100	a	1,740,378
WMS Industries	36,000	a,b	1,071,720
			6,058,040
Consumer Non-Durables−5.4%			
American Greetings, Cl. A	89,500		1,104,430
Cal-Maine Foods	66,300	a	2,187,237
Central European Distribution	37,100	a,b	2,750,965
Chattem	23,000	a,b	1,496,150
Deckers Outdoor	19,600	a,b	2,728,320
Imperial Sugar	28,000	a	434,840

Common Stocks (continued)	Shares	Value ($)
Consumer Non-Durables (continued)		
Perry Ellis International	58,300 a,b	1,237,126
Universal	9,000 a	406,980
Warnaco Group	15,600 b	687,492
		13,033,540
Consumer Services–4.6%		
Bally Technologies	17,100 a,b	577,980
Belo, Cl. A	100,000	731,000
Chipotle Mexican Grill, Cl. B	7,400 a,b	557,664
DeVry	41,800 a	2,241,316
Entercom Communications, Cl. A	30,500 a	214,110
Jack in the Box	62,600 a,b	1,402,866
Pre-Paid Legal Services	27,600 a,b	1,121,112
Priceline.com	19,100 a,b	2,205,286
Sinclair Broadcast Group, Cl. A	207,000 a	1,573,200
Strayer Education	2,400 a	501,768
		11,126,302
Electronic Technology–8.9%		
Amkor Technology	197,200 a,b	2,052,852
Anaren	33,900 b	358,323
Blue Coat Systems	50,100 a,b	706,911
Comtech Telecommunications	35,400 a,b	1,734,600
CTS	80,600	810,030
Cubic	39,700	884,516
Cymer	22,300 a,b	599,424
Dionex	23,800 b	1,579,606
EMS Technologies	23,100 a,b	504,504
GeoEye	34,700 a,b	614,537
Intevac	113,000 b	1,274,640
Methode Electronics	41,200	430,540
Multi-Fineline Electronix	50,200 a,b	1,389,034
OmniVision Technologies	75,800 a,b	916,422
ON Semiconductor	88,800 a,b	814,296
Oplink Communications	81,200 b	779,520
Orbital Sciences	91,900 a,b	2,165,164
Plexus	11,400 b	315,552
Semtech	44,700 a,b	628,929

Common Stocks (continued)	Shares	Value ($)
Electronic Technology (continued)		
Sigma Designs	33,800 a,b	469,482
Synaptics	12,900 a,b	486,717
TransDigm Group	41,400 a,b	1,390,626
TTM Technologies	48,300 b	638,043
		21,544,268
Energy Minerals−7.6%		
Alpha Natural Resources	19,300 a,b	2,012,797
Berry Petroleum, Cl. A	14,900 a	877,312
Bois d'Arc Energy	79,400 a,b	1,930,214
Carrizo Oil & Gas	26,500 b	1,804,385
Comstock Resources	11,300 a,b	954,059
Contango Oil & Gas	24,600 a,b	2,285,832
Mariner Energy	73,300 a,b	2,709,901
PetroHawk Energy	60,800 b	2,815,648
PetroQuest Energy	15,800 a,b	425,020
Resource America, Cl. A	30,500 a	284,260
Stone Energy	34,600 b	2,280,486
		18,379,914
Finance−12.2%		
Amerisafe	38,100 b	607,314
AmTrust Financial Services	44,600	561,960
Aspen Insurance Holdings	69,000	1,633,230
Cathay General Bancorp	36,800 a	400,016
Community Bank System	22,100	455,702
Compass Diversified Holdings	93,900 a	1,073,277
Corus Bankshares	145,300 a	604,448
Delphi Financial Group, Cl. A	11,200	259,168
Dollar Financial	66,900 a,b	1,010,859
Financial Federal	19,800 a	434,808
First Financial Bancorp	66,300	609,960
First Midwest Bancorp	20,900 a	389,785
FirstMerit	105,500 a	1,720,705
Frontier Financial	59,700 a	508,644
GFI Group	77,500 a	698,275
Greenhill & Co.	27,900 a	1,502,694
Hercules Technology Growth Capital	23,800	212,534

Common Stocks (continued)	Shares		Value ($)
Finance (continued)			
Interactive Brokers Group, Cl. A	60,500	b	1,943,865
Knight Capital Group, Cl. A	81,200	a,b	1,459,976
Max Capital Group	27,200		580,176
National Penn Bancshares	83,528	a	1,109,252
Odyssey Re Holdings	44,200		1,569,100
Old National Bancorp	19,300	a	275,218
optionsXpress Holdings	11,700	a	261,378
Oriental Financial Group	74,800		1,066,648
Pacific Capital Bancorp	111,400	a	1,535,092
Phoenix Cos.	121,700	a	926,137
Platinum Underwriters Holdings	65,000		2,119,650
Prospect Capital	23,100	a	304,458
RLI	8,100	a	400,707
RSC Holdings	96,700	a,b	895,442
Susquehanna Bancshares	95,400	a	1,306,026
WesBanco	17,300	a	296,695
WSFS Financial	14,200		633,320
			29,366,519
Health Care Technology—9.8%			
American Oriental Bioengineering	85,700	a,b	845,859
Analogic	25,500		1,608,285
Auxilium Pharmaceuticals	67,800	a,b	2,279,436
BioMarin Pharmaceutical	72,200	a,b	2,092,356
Bruker	116,200	a,b	1,493,170
Cepheid	16,100	b	452,732
CONMED	93,200	b	2,474,460
Cubist Pharmaceuticals	133,200	a,b	2,378,952
Cyberonics	20,300	a,b	440,510
Cynosure, Cl. A	84,672	a,b	1,678,199
Invacare	12,600	a	257,544
Isis Pharmaceuticals	48,800	a,b	665,144
Martek Biosciences	61,000	a,b	2,056,310
Medicis Pharmaceutical, Cl. A	31,400	a	652,492
Meridian Bioscience	11,100		298,812
Merit Medical Systems	17,400	b	255,780
Momenta Pharmaceuticals	65,500	a,b	805,650
OSI Pharmaceuticals	39,400	a,b	1,628,008

Common Stocks (continued)	Shares	Value ($)
Health Care		
Technology (continued)		
SonoSite	14,900 a,b	417,349
ViroPharma	90,200 a,b	997,612
		23,778,660
Industrial Services—4.4%		
Atwood Oceanics	9,800 a,b	1,218,532
Crosstex Energy	25,400 a	880,364
Dycom Industries	65,500 b	951,060
EMCOR Group	26,300 a,b	750,339
Michael Baker	59,700 b	1,306,236
NCI Building Systems	21,200 b	778,676
Perini	56,700 a,b	1,873,935
Trico Marine Services	56,000 a,b	2,039,520
W-H Energy Services	4,100 a,b	392,534
Willbros Group	9,100 b	398,671
		10,589,867
Non-Energy Minerals—2.1%		
Innophos Holdings	20,000	639,000
Kaiser Aluminum	22,800	1,220,484
Olin	114,300 a	2,992,374
Worthington Industries	14,600 a	299,300
		5,151,158
Process Industries—6.5%		
AptarGroup	45,900	1,925,505
Buckeye Technologies	106,900 b	904,374
Calgon Carbon	11,300 a,b	174,698
CF Industries Holdings	15,900 a	2,429,520
Glatfelter	147,900	1,998,129
GrafTech International	120,700 b	3,238,381
H.B. Fuller	31,700 a	711,348
Landec	56,000 b	362,320
Mercer International	57,900 a,b	433,092
NewMarket	2,500	165,575
Schulman (A.)	19,000 a	437,570
Terra Industries	51,400 a	2,536,590
Watson Wyatt Worldwide, Cl. A	6,800	359,652
		15,676,754

Common Stocks (continued)	Shares	Value ($)
Producer Manufacturing–9.5%		
Aaon	28,500 [a]	548,910
Actuant, Cl. A	12,800 [a]	401,280
Acuity Brands	32,200 [a]	1,548,176
American Superconductor	15,900 [a,b]	570,015
Ampco-Pittsburgh	5,800	257,984
Apogee Enterprises	68,500 [a]	1,106,960
Astec Industries	16,400 [a,b]	527,096
Baldor Electric	21,300 [a]	745,074
Bucyrus International, Cl. A	17,500	1,277,850
Chart Industries	60,800 [b]	2,957,312
CIRCOR International	19,300 [a]	945,507
Columbus McKinnon	20,800 [a,b]	500,864
Dynamic Materials	9,500	313,025
Energy Conversion Devices	23,400 [a,b]	1,723,176
FuelCell Energy	127,500 [a,b]	905,250
Insteel Industries	68,900	1,261,559
Kadant	15,800 [a,b]	357,080
Knoll	116,300 [a]	1,413,045
L.B. Foster, Cl. A	47,400 [a,b]	1,573,680
Mueller Industries	10,400	334,880
Regal-Beloit	17,700 [a]	747,825
T-3 Energy Services	4,900 [b]	389,403
Tecumseh Products, Cl. A	23,700 [b]	776,886
Wabtec	16,400 [a]	797,368
Walter Industries	8,000	870,160
		22,850,365
Retail Trade–3.4%		
Aeropostale	80,000 [a,b]	2,506,400
Big Lots	11,900 [a,b]	371,756
Casey's General Stores	11,200 [a]	259,504
Great Atlantic & Pacific Tea	42,400 [b]	967,568
JoS. A. Bank Clothiers	59,100 [a,b]	1,580,925
Systemax	119,500 [a]	2,109,175
Winn-Dixie Stores	27,000 [a,b]	432,540
		8,227,868
Technology Services–8.0%		
Advisory Board	5,400 [b]	212,382

Common Stocks (continued)	Shares		Value ($)
Technology Services (continued)			
Albany Molecular Research	81,800	a,b	1,085,486
AMERIGROUP	45,000	a,b	936,000
ANSYS	7,500	a,b	353,400
Apria Healthcare Group	97,000	a,b	1,880,830
Gartner	15,000	b	310,800
Heartland Payment Systems	11,600	a	273,760
InfoSpace	77,400	a,b	644,742
JDA Software Group	119,300	b	2,159,330
Kendle International	14,200	b	515,886
Manhattan Associates	88,200	a,b	2,092,986
Molina Healthcare	21,500	a,b	523,310
Net 1 UEPS Technologies	20,500	b	498,150
PAREXEL International	62,500	b	1,644,375
Sohu.com	34,400	b	2,423,136
SPSS	54,100	a,b	1,967,617
VASCO Data Security International	45,300	a,b	477,009
Vignette	97,100	b	1,165,200
Wind River Systems	22,500	b	245,025
			19,409,424
Transportation—2.2%			
Genco Shipping and Trading	11,500	a	749,800
Golar LNG	8,200		127,018
Knightsbridge Tankers	55,600		1,790,876
Pacer International	106,900	a	2,299,419
TBS International, Cl. A	9,000	b	359,550
			5,326,663
Utilities—2.7%			
CH Energy Group	21,900	a	778,983
Cleco	15,000	a	349,950
El Paso Electric	109,000	b	2,158,200
New Jersey Resources	45,050	a	1,470,883
NorthWestern	10,400	a	264,368
Piedmont Natural Gas	55,200	a	1,444,032
			6,466,416
Total Common Stocks			
(cost $262,256,968)			**240,593,781**

Other Investment–.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $627,000)	627,000 [c]	**627,000**
Investment of Cash Collateral for Securities Loaned–36.1%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $87,317,094)	87,317,094 [c]	**87,317,094**
Total Investments (cost $350,201,062)	**135.9%**	**328,537,875**
Liabilities, Less Cash and Receivables	**(35.9%)**	**(86,813,270)**
Net Assets	**100.0%**	**241,724,605**

[a] *All or a portion of these securities are on loan. At June 30, 2008, the total market value of the portfolio's securities on loan is $82,526,480 and the total market value of the collateral held by the portfolio is $87,460,600, consisting of cash collateral of $87,317,094 and U.S. Government and agency securities valued at $143,506.*
[b] *Non-income producing security.*
[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Money Market Investments	36.4	Consumer Services	4.6
Finance	12.2	Industrial Services	4.4
Health Care Technology	9.8	Retail Trade	3.4
Producer Manufacturing	9.5	Utilities	2.7
Electronic Technology	8.9	Consumer Durables	2.5
Commercial & Professional Services	8.2	Transportation	2.2
Technology Services	8.0	Non-Energy Minerals	2.1
Energy Minerals	7.6	Communications	1.5
Process Industries	6.5		
Consumer Non-Durables	5.4		**135.9**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $82,526,480)–Note 1(b):		
Unaffiliated issuers	262,256,968	240,593,781
Affiliated issuers	87,944,094	87,944,094
Cash		8,113
Receivable for investment securities sold		10,528,889
Dividends and interest receivable		281,146
Receivable for shares of Beneficial Interest subscribed		15,339
Prepaid expenses		24,374
		339,395,736
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		175,934
Liability for securities on loan–Note 1(b)		87,317,094
Payable for investment securities purchased		9,867,190
Payable for shares of Beneficial Interest redeemed		186,420
Interest payable–Note 2		7,008
Accrued expenses		117,485
		97,671,131
Net Assets ($)		**241,724,605**
Composition of Net Assets ($):		
Paid-in capital		321,604,839
Accumulated undistributed investment income–net		1,302,974
Accumulated net realized gain (loss) on investments		(59,520,021)
Accumulated net unrealized appreciation (depreciation) on investments		(21,663,187)
Net Assets ($)		**241,724,605**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	225,834,978	15,889,627
Shares Outstanding	8,122,719	577,997
Net Asset Value Per Share ($)	**27.80**	**27.49**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $1,047 foreign taxes withheld at source):	
Unaffiliated issuers	2,107,831
Affiliated issuers	21,071
Income from securities lending	552,135
Total Income	**2,681,037**
Expenses:	
Investment advisory fee—Note 3(a)	1,324,156
Prospectus and shareholders' reports	38,813
Custodian fees—Note 3(b)	22,193
Distribution fees—Note 3(b)	20,681
Professional fees	19,853
Trustees' fees and expenses—Note 3(c)	13,164
Shareholder servicing costs—Note 3(b)	5,376
Interest expense—Note 2	1,132
Miscellaneous	5,958
Total Expenses	**1,451,326**
Less—reduction in investment advisory fee due to undertaking—Note 3(a)	(78,474)
Less—reduction in fees due to earnings credits—Note 1(b)	(60)
Net Expenses	**1,372,792**
Investment Income—Net	**1,308,245**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	(43,698,845)
Net unrealized appreciation (depreciation) on investments	7,970,491
Net Realized and Unrealized Gain (Loss) on Investments	**(35,728,354)**
Net (Decrease) in Net Assets Resulting from Operations	**(34,420,109)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007
Operations ($):		
Investment income−net	1,308,245	3,707,421
Net realized gain (loss) on investments	(43,698,845)	3,676,310
Net unrealized appreciation (depreciation) on investments	7,970,491	(66,170,150)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(34,420,109)**	**(58,786,419)**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial Shares	(3,233,743)	(4,284,675)
Service Shares	(84,738)	(97,644)
Net realized gain on investments:		
Initial Shares	(19,376,168)	(74,911,573)
Service Shares	(821,738)	(2,697,864)
Total Dividends	**(23,516,387)**	**(81,991,756)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial Shares	4,377,144	16,144,677
Service Shares	1,035,427	3,462,954
Dividends reinvested:		
Initial Shares	22,609,911	79,196,248
Service Shares	906,476	2,795,508
Cost of shares redeemed:		
Initial Shares	(193,181,990)	(145,698,313)
Service Shares	(1,831,156)	(4,503,858)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(166,084,188)**	**(48,602,784)**
Total Increase (Decrease) in Net Assets	**(224,020,684)**	**(189,380,959)**
Net Assets ($):		
Beginning of Period	465,745,289	655,126,248
End of Period	**241,724,605**	**465,745,289**
Undistributed investment income−net	1,302,974	3,313,210

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007
Capital Share Transactions:		
Initial Shares		
Shares sold	149,099	442,684
Shares issued for dividends reinvested	810,973	2,190,161
Shares redeemed	(6,671,300)	(3,870,813)
Net Increase (Decrease) in Shares Outstanding	**(5,711,228)**	**(1,237,968)**
Service Shares		
Shares sold	35,820	96,977
Shares issued for dividends reinvested	32,855	78,131
Shares redeemed	(63,583)	(123,606)
Net Increase (Decrease) in Shares Outstanding	**5,092**	**51,502**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

Initial Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	32.34	42.03	43.96	41.55	37.39	28.40
Investment Operations:						
Investment income−net [a]	.11	.24	.31	.18	.08	.01
Net realized and unrealized gain (loss) on investments	(2.93)	(4.29)	1.56	2.23	4.16	8.99
Total from Investment Operations	(2.82)	(4.05)	1.87	2.41	4.24	9.00
Distributions:						
Dividends from investment income−net	(.25)	(.31)	(.18)	−	(.08)	(.01)
Dividends from net realized gain on investments	(1.47)	(5.33)	(3.62)	−	−	−
Total Distributions	(1.72)	(5.64)	(3.80)	−	(.08)	(.01)
Net asset value, end of period	27.80	32.34	42.03	43.96	41.55	37.39
Total Return (%)	(8.74)[b]	(11.06)	3.77	5.80	11.34	31.69
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.81[c]	.81	.82	.81	.79	.82
Ratio of net expenses to average net assets	.77[c]	.81	.82[d]	.81[d]	.79[d]	.82
Ratio of net investment income to average net assets	.75[c]	.66	.75	.43	.20	.03
Portfolio Turnover Rate	40.36[b]	90.75	97.52	67.11	56.06	69.34
Net Assets, end of period ($ x 1,000)	225,835	447,447	633,459	744,621	788,943	744,866

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
[c] Annualized.
[d] Expense waivers and/or reimbursements amounted to less than .01%.

See notes to financial statements.

Service Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	31.94	41.56	43.51	41.22	37.12	28.26
Investment Operations:						
Investment income (loss)—net [a]	.07	.15	.21	.07	(.02)	(.07)
Net realized and unrealized gain (loss) on investments	(2.90)	(4.25)	1.53	2.22	4.12	8.93
Total from Investment Operations	(2.83)	(4.10)	1.74	2.29	4.10	8.86
Distributions:						
Dividends from investment income—net	(.15)	(.19)	(.07)	–	–	–
Dividends from net realized gain on investments	(1.47)	(5.33)	(3.62)	–	–	–
Total Distributions	(1.62)	(5.52)	(3.69)	–	–	–
Net asset value, end of period	27.49	31.94	41.56	43.51	41.22	37.12
Total Return (%)	(8.86)[b]	(11.28)	3.52	5.56	11.05	31.35
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.05[c]	1.06	1.08	1.06	1.04	1.07
Ratio of net expenses to average net assets	1.00[c]	1.06	1.08[d]	1.06[d]	1.04[d]	1.07
Ratio of net investment income (loss) to average net assets	.51[c]	.42	.51	.18	(.04)	(.22)
Portfolio Turnover Rate	40.36[b]	90.75	97.52	67.11	56.06	69.34
Net Assets, end of period ($ x 1,000)	15,890	18,299	21,667	22,759	22,061	17,523

a *Based on average shares outstanding at each month end.*
b *Not annualized.*
c *Annualized.*
d *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering seven series, including the Developing Leaders Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the portfolio's investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the portfolio's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3—significant unobservable inputs (including portfolio's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of June 30, 2008 in valuing the portfolio's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments ($)[†]
Level 1–Quoted Prices	328,537,875	0
Level 2–Other Significant Observable Inputs	0	0
Level 3–Significant Unobservable Inputs	0	0
Total	**328,537,875**	**0**

[†] *Other financial instruments include derivative instruments such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.*

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has arrangements with the custodian and cash management banks whereby the portfolio may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the portfolio includes net earnings credits, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either invested in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended June 30, 2008, Mellon Bank earned $236,629, from lending portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from

net realized capital gains, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis
to comply with the distribution requirements of the Internal Revenue
Code of 1986, as amended (the "Code"). To the extent that net realized
capital gains can be offset by capital loss carryovers, it is the policy of
the portfolio not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations,
which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue
to qualify as a regulated investment company, if such qualification is in
the best interests of its shareholders, by complying with the applicable
provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the portfolio adopted FASB Interpretation No.
48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48
provides guidance for how uncertain tax positions should be recognized,
measured, presented and disclosed in the financial statements. FIN 48
requires the evaluation of tax positions taken or expected to be taken in
the course of preparing the portfolio's tax returns to determine whether
the tax positions are "more-likely-than-not" of being sustained by the
applicable tax authority. Tax positions not deemed to meet the more-
likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of
the portfolio for the period ended June 30, 2008.

As of and during the period ended June 30, 2008, the portfolio did not
have any liabilities for any unrecognized tax benefits. The portfolio
recognizes interest and penalties, if any, related to unrecognized tax
benefits as income tax expense in the Statement of Operations. During
the period, the portfolio did not incur any interest or penalties.

Each of the tax years in the three-year period ended December 31,
2007, remains subject to examination by the Internal Revenue Service
and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2007 was as follows: ordinary income $4,382,319 and long-term capital gains $77,609,437. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended June 30, 2008, was approximately $72,500 with a related weighted average annualized interest rate of 3.14%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has undertaken from January 1, 2008 through May 1, 2009 that, if the aggregate expenses, exclusive of Rule 12b-1 distribution plan fees, but including the investment advisory fee, exceed .75% of the value of the portfolio's average daily net assets, the portfolio may deduct from the payment to be made to the Manager, or the Manager will bear, such excess expense. The reduction in investment advisory fee, pursuant to the undertaking, amounted to $78,474 during the period ended June 30, 2008.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing

their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2008, Service shares were charged $20,681 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2008, the portfolio was charged $444 pursuant to the transfer agency agreement.

The portfolio compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to portfolio subscriptions and redemptions. During the period ended June 30, 2008, the portfolio was charged $60 pursuant to the cash management agreement.

The portfolio compensates Mellon Bank under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2008, the portfolio was charged $22,193 pursuant to the custody agreement.

During the period ended June 30, 2008, the portfolio was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $156,279, Rule 12b-1 distribution plan fees $3,411, custodian fees $13,584, chief compliance officer fees $2,820 and transfer agency per account fees $149, which are offset against an expense reimbursement currently in effect in the amount of $309.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2008, amounted to $140,807,465 and $339,223,549, respectively.

At June 30, 2008, accumulated net unrealized depreciation on investments was $21,663,187, consisting of $26,322,453 gross unrealized appreciation and $47,985,640 gross unrealized depreciation.

At June 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the portfolio by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At a meeting of the portfolio's Board held on March 4 and 5, 2008, the Board unanimously approved the continuation of the portfolio's Investment Advisory Agreement with Dreyfus for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the portfolio were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Investment Advisory Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of Dreyfus regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to its Investment Advisory Agreement. Dreyfus's representatives reviewed the portfolio's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the portfolio as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the portfolio. Dreyfus also provided the number of accounts investing in the portfolio, as well as the portfolio's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day portfolio operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Portfolio's Performance and Advisory Fee and Expense Ratio.</u> The Board members reviewed the portfolio's performance and placed significant emphasis on comparisons to a group of small-cap core funds underlying variable insurance products (the "Performance Group") and to a larger universe of funds, consisting of all small-cap core funds underlying variable insurance products (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the portfolio's total returns generally ranked in the fourth quartile of the Performance Group and Performance Universe for various periods ended January 31, 2008. Dreyfus also provided a comparison of the portfolio's total return to the returns of the portfolio's benchmark index for each calendar year for the past ten years. The Board expressed its concern with the portfolio's performance and requested that Dreyfus take steps to improve it. Representatives of Dreyfus stated that they will closely monitor portfolio performance and will, if appropriate, consider alternative portfolio managers for the portfolio.

The Board members also discussed the portfolio's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the portfolio's management fee and expense ratio were lower than the Expense Group and Expense Universe medians. After discussions with the Board members, representatives of Dreyfus agreed that, through May 1, 2009, if the aggregate expenses of a portfolio's share class, exclusive of shareholder servicing fees, and Rule 12b-1 fees, but including the management fee, exceed 0.75 of 1% of the value of the portfolio average daily net assets, the portfolio may deduct from the payment to be made to Dreyfus under the Management Agreement, or Dreyfus will bear, such excess expense.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus with similar investment objectives, policies and strategies as the portfolio (the "Similar Accounts"). Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the portfolio's management fees. The Board acknowledged that the differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the portfolio and the extent to which economies of scale would be realized if the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the portfolio's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the portfolio as part of their evaluation of whether the fees under the Investment Advisory Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a portfolio having achieved a substantial size with increasing assets and that, if a portfolio's assets had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the portfolio was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Investment Advisory Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- While the Board was concerned with the portfolio's performance, the Board noted Dreyfus's efforts to improve its returns, and determined to closely monitor performance, taking into account the fee waiver.

- The Board concluded that the fee paid by the portfolio to Dreyfus was reasonable in light of the considerations described above.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the portfolio had been adequately considered by Dreyfus in connection with the advisory fee rate charged to the portfolio and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the portfolio's Investment Advisory Agreement was in the best interests of the portfolio and its shareholders.

For More Information

**Dreyfus Variable
Investment Fund,
Developing Leaders Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0121SA0608

Dreyfus Variable Investment Fund, Growth and Income Portfolio

SEMIANNUAL REPORT June 30, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

FOR MORE INFORMATION

The Portfolio



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, Growth and Income Portfolio, covering the six-month period from January 1, 2008, through June 30, 2008.

The U.S. equity markets remained turbulent over the first half of 2008 and ended with June posting one of the worst monthly performance slumps on record. A continuously weakening U.S. housing market, surging inflation, devaluation of the U.S. dollar and lingering credit concerns continued to dampen investor sentiment. Of the ten economic sectors represented by the S&P 500® Composite Stock Index, only two — energy and materials — posted positive absolute returns for the reporting period. The financials sector was the hardest-hit industry group, primarily due to massive sub-prime related losses among global financial institutions.

While the U.S and global economy clearly has slowed, the news is not all bad. We have seen signs of more orderly deleveraging among financial institutions, and it appears that most of the damage caused by last year's sub-prime fiasco has been exposed and, to an extent, ameliorated. Moreover, the global upsurge in inflation should persist longer in fast-growing emerging markets than in more developed countries. These factors support our view that many areas of the stock market may have been punished too severely in the downturn, creating potential long-term opportunities for patient investors. As always, your financial advisor can help you identify suitable investments that may be right for you and your long-term investment goals.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
July 15, 2008



DISCUSSION OF PERFORMANCE

For the period of January 1, 2008, through June 30, 2008, as provided by John B. Jares, CFA, Portfolio Manager

Portfolio and Market Performance Overview

For the six-month period ended June 30, 2008, Dreyfus Variable Investment Fund, Growth and Income Portfolio's Initial shares achieved a –11.12% total return, and its Service shares achieved a –11.19% total return.[1] In comparison, the portfolio's benchmark, the Standard & Poor's Composite 500 Index (the "Index"), returned –11.90% for the same period.[2]

A weak economic environment saddled by a fixed-income credit crisis, soaring food and energy costs, mounting job losses and softer consumer spending weighed heavily on the equity markets over the first half of 2008. The portfolio outperformed its benchmark, primarily due to the success of its stock selection strategy in the financials, health care and industrials sectors.

The Portfolio's Investment Approach

To pursue the portfolio's goal of seeking long-term capital growth, current income and growth of income consistent with reasonable investment risk, the portfolio invests primarily in stocks of domestic and foreign issuers. We employ a "growth style" of investing, seeking companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. We follow a consistent "bottom-up" approach that emphasizes individual stock selection. Income is generated primarily from dividend-paying stocks in which the portfolio may invest.

Weakened Economy Stunted Stock Market Returns

Heightened investor uncertainty pervaded the equity markets over the first six months of the year as a credit crisis continued to cause massive losses among banks, difficult liquidity conditions persisted in fixed-income markets and overall business activity slowed. Sluggish consumer spending, record high energy prices and six consecutive months of job losses also undermined investor sentiment. Despite aggressive efforts by the federal government and the Federal Reserve Board to stimulate the economy and inject liquidity into the banking system, economic and credit conditions remained weak at the end of the reporting period.

Strong Security Selections Limited Fund Losses

In this challenging environment, our stock selection strategy enabled the portfolio to outperform its benchmark. Amid steep declines among many financial companies, the portfolio's relative performance was aided by a substantially underweighted allocation to the financials sector, where we focused on companies with minimal mortgage exposure, such as disability insurer Unum Group and asset manager Charles Schwab & Co. Likewise, relatively light exposure to poorer performing pharmaceutical giants Pfizer, which was sold during the reporting period, and Merck & Co. boosted the fund's relative results. Conversely, biopharmaceutical company Gilead Sciences contributed positively to performance after increasing its market share, and drug developer Wyeth saw its stock price rise after releasing positive data from clinical trials for a treatment for Alzheimer's disease.

An underweighted position in and strong selection of industrial stocks also proved advantageous. Industry leader Waste Management performed well after a recent restructuring increased the waste service provider's profit by volume, and industry consolidation provided firmer pricing. Other notably positive contributors to performance included mass merchandiser Wal-Mart Stores, which benefited from improved sales trends as cash-strapped consumers flocked to cheaper goods, and fertilizer company Potash Corporation of Saskatchewan, whose share price rose because of increased demand and positive pricing power.

Within the energy sector, energy-services company Halliburton saw its stock price climb as oil-and-gas exploration and production activity increased. Ultra Petroleum also fared well when the natural gas firm increased distribution access and raised prices for its products. However, these strong contributions were not enough to offset the negative effects of the portfolio's underweighted allocation to the high-flying energy sector.

A challenging economic environment and depressed investor sentiment plagued the consumer discretionary sector. Despite positive sales and earnings growth over the reporting period, electronics retailer Best

Buy's stock was undermined by generally weak consumer spending. Grocery chain Whole Foods Market suffered due to sluggish sales and a slower-than-anticipated integration of a recent acquisition. Finally, the portfolio's selection of information technology stocks proved detrimental to relative performance. In addition to criticism surrounding its new operating system software, Microsoft felt pressure due to its failed bid for search-engine giant Yahoo! Google's stock rally in the latter half of the reporting period was not enough to offset the steep decline it suffered earlier in the year. Electronic Arts' share price dropped due to concerns regarding slower consumer activity, and a wide variance in the gaming software company's earnings guidance raised questions about its ability to reach long-term financial targets.

Battered Stocks May Provide Opportunities

In spite of the currently bleak economic climate, we have remained cautiously optimistic that the credit, housing and consumer markets may soon improve. With this in mind, the portfolio held an overweighted position in the consumer discretionary sector and increased its allocation to the financials area at the end of the reporting period, as battered stocks within these economic segments became available, in our view, at historically attractive valuations. Regardless of the market's behavior over the near term, we intend to continue to search for what we believe are attractive opportunities for long-term growth.

July 15, 2008

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Growth and Income Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Growth and Income Portfolio from January 1, 2008 to June 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2008

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.85	$ 5.02
Ending value (after expenses)	$888.80	$888.10

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2008

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.12	$ 5.37
Ending value (after expenses)	$1,020.79	$1,019.54

† Expenses are equal to the portfolio's annualized expense ratio of .82% for Initial shares and 1.07% for Service shares, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

June 30, 2008 (Unaudited)

Common Stocks—98.9%	Shares	Value ($)
Consumer Discretionary—12.6%		
Amazon.com	13,290 [a]	974,556
Best Buy	32,109	1,271,516
DeVry	32,679 [b]	1,752,248
Discovery Holding, Cl. A	43,261 [a]	950,012
Expedia	50,646 [a]	930,873
Family Dollar Stores	74,981 [b]	1,495,121
GameStop, Cl. A	31,656 [a]	1,278,902
Gap	97,971	1,633,177
Home Depot	54,888	1,285,477
Limited Brands	79,897	1,346,264
Nordstrom	34,050 [b]	1,031,715
Omnicom Group	33,605	1,508,192
Starbucks	42,904 [a]	675,309
Walt Disney	36,711	1,145,383
		17,278,745
Consumer Staples—9.4%		
Avon Products	52,421	1,888,204
Dean Foods	58,522 [a,b]	1,148,202
Estee Lauder, Cl. A	28,877	1,341,337
Kraft Foods, Cl. A	65,560	1,865,182
Philip Morris International	36,414	1,798,487
Procter & Gamble	20,541	1,249,098
Wal-Mart Stores	64,282	3,612,648
		12,903,158
Energy—10.2%		
Chevron	19,560	1,938,983
Exxon Mobil	50,880	4,484,054
Halliburton	53,617	2,845,454
Nabors Industries	31,175 [a,b]	1,534,745
Schlumberger	7,212	774,785
Transocean	4,722 [a]	719,586
Ultra Petroleum	17,463 [a]	1,714,867
		14,012,474

Common Stocks (continued)	Shares	Value ($)
Exchange Traded Funds—1.5%		
iShares Russell 1000 Growth Index Fund	11,411	630,344
Standard & Poor's Depository Receipts (Tr. Ser. 1)	10,690 [b]	1,368,106
		1,998,450
Financial—7.5%		
Assurant	29,277	1,931,111
Charles Schwab	137,359	2,821,354
Goldman Sachs Group	3,833	670,392
Janus Capital Group	53,221	1,408,760
JPMorgan Chase & Co.	33,781	1,159,026
Unum Group	114,035	2,332,016
		10,322,659
Health Care—12.3%		
Allergan	29,096	1,514,447
Covidien	22,852	1,094,382
Gilead Sciences	46,024 [a]	2,436,971
Johnson & Johnson	19,573	1,259,327
Laboratory Corp. of America Holdings	20,382 [a,b]	1,419,199
Merck & Co.	35,582	1,341,086
Pharmaceutical Product Development	74,215	3,183,823
Thermo Fisher Scientific	50,553 [a]	2,817,319
Wyeth	38,254	1,834,662
		16,901,216
Industrial—7.7%		
Boeing	14,012	920,869
Deere & Co.	9,185	662,514
Dover	41,983	2,030,718
Energy Conversion Devices	5,205 [a]	383,296
FedEx	11,612	914,909
Flowserve	8,079	1,104,399
Precision Castparts	5,036	485,319
Union Pacific	16,996	1,283,198
Waste Management	73,258	2,762,559
		10,547,781

Common Stocks (continued)	Shares	Value ($)
Information Technology–21.9%		
Agilent Technologies	92,827 [a]	3,299,072
Akamai Technologies	64,730 [a,b]	2,251,957
Altera	76,506	1,583,674
Apple	26,469 [a]	4,431,969
Autodesk	14,690 [a]	496,669
CA	31,988	738,603
eBay	26,037 [a]	711,591
EMC	119,230 [a]	1,751,489
Google, Cl. A	6,491 [a]	3,416,992
Intel	116,956	2,512,215
KLA-Tencor	22,818 [b]	928,921
Marvell Technology Group	71,711 [a]	1,266,416
MEMC Electronic Materials	60,557 [a]	3,726,678
NVIDIA	66,845 [a]	1,251,338
QUALCOMM	29,745	1,319,786
Visa, Cl. A	4,100	333,371
		30,020,741
Materials–3.8%		
Allegheny Technologies	21,121 [b]	1,252,053
Freeport-McMoRan Copper & Gold	14,791	1,733,357
Monsanto	11,545	1,459,750
Potash of Saskatchewan	3,264	746,053
		5,191,213
Software–10.4%		
Adobe Systems	35,038 [a]	1,380,147
Cisco Systems	116,618 [a]	2,712,535
Electronic Arts	53,748 [a]	2,388,024
Microsoft	225,775	6,211,070
Oracle	77,823 [a]	1,634,283
		14,326,059
Telecommunication Services–1.6%		
Verizon Communications	62,748	**2,221,279**
Total Common Stocks		
(cost $132,533,001)		**135,723,775**

Other Investment−.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $571,000)	571,000 c	**571,000**
Investment of Cash Collateral for Securities Loaned−7.9%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $10,888,829)	10,888,829 c	**10,888,829**
Total Investments (cost $143,992,830)	**107.2%**	**147,183,604**
Liabilities, Less Cash and Receivables	**(7.2%)**	**(9,873,190)**
Net Assets	**100.0%**	**137,310,414**

[a] *Non-income producing security.*
[b] *All or a portion of these securities are on loan. At June 30, 2008, the total market value of the portfolio's securities on loan is $10,290,633 and the total market value of the collateral held by the portfolio is $10,888,829.*
[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Information Technology	21.9	Industrial	7.7
Consumer Discretionary	12.6	Financial	7.5
Health Care	12.3	Materials	3.8
Software	10.4	Telecommunication Services	1.6
Energy	10.2	Exchange Traded Funds	1.5
Consumer Staples	9.4		
Money Market Investments	8.3		**107.2**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $10,290,633)–Note 1(b):		
Unaffiliated issuers	132,533,001	135,723,775
Affiliated issuers	11,459,829	11,459,829
Cash		9,064
Receivable for investment securities sold		2,427,140
Dividends and interest receivable		94,326
Receivable for shares of Beneficial Interest subscribed		142
Prepaid expenses		13,266
		149,727,542
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		99,793
Liability for securities on loan–Note 1(b)		10,888,829
Payable for investment securities purchased		1,211,012
Payable for shares of Beneficial Interest redeemed		186,530
Interest payable–Note 2		444
Accrued expenses		30,520
		12,417,128
Net Assets ($)		137,310,414
Composition of Net Assets ($):		
Paid-in capital		138,590,527
Accumulated undistributed investment income–net		49,477
Accumulated net realized gain (loss) on investments		(4,520,364)
Accumulated net unrealized appreciation (depreciation) on investments		3,190,774
Net Assets ($)		137,310,414

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	120,439,043	16,871,371
Shares Outstanding	6,052,015	847,550
Net Asset Value Per Share ($)	**19.90**	**19.91**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $935 foreign taxes withheld at source):	
Unaffiliated issuers	890,566
Affiliated issuers	19,934
Income from securities lending	37,610
Total Income	**948,110**
Expenses:	
Investment advisory fee–Note 3(a)	553,361
Distribution fees–Note 3(b)	22,884
Professional fees	20,036
Prospectus and shareholders' reports	12,173
Custodian fees–Note 3(b)	7,408
Trustees' fees and expenses–Note 3(c)	4,031
Shareholder servicing costs–Note 3(b)	3,447
Loan commitment fees–Note 2	500
Interest expense–Note 2	375
Miscellaneous	6,818
Total Expenses	**631,033**
Less–reduction in fees due to earnings credits–Note 1(b)	(27)
Net Expenses	**631,006**
Investment Income–Net	**317,104**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(4,411,238)
Net unrealized appreciation (depreciation) on investments	(14,462,602)
Net Realized and Unrealized Gain (Loss) on Investments	**(18,873,840)**
Net (Decrease) in Net Assets Resulting from Operations	**(18,556,736)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007
Operations ($):		
Investment income—net	317,104	1,329,860
Net realized gain (loss) on investments	(4,411,238)	16,655,032
Net unrealized appreciation (depreciation) on investments	(14,462,602)	(3,165,150)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(18,556,736)**	**14,819,742**
Dividends to Shareholders from ($):		
Investment income—net:		
Initial Shares	(294,384)	(1,208,144)
Service Shares	(18,580)	(123,297)
Net realized gain on investments:		
Initial Shares	(14,614,354)	(7,523,230)
Service Shares	(2,053,893)	(929,607)
Total Dividends	**(16,981,211)**	**(9,784,278)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial Shares	1,641,757	6,208,358
Service Shares	382,270	3,743,238
Dividends reinvested:		
Initial Shares	14,908,738	8,731,374
Service Shares	2,072,473	1,052,904
Cost of shares redeemed:		
Initial Shares	(14,424,870)	(38,914,721)
Service Shares	(2,471,790)	(3,294,844)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**2,108,578**	**(22,473,691)**
Total Increase (Decrease) in Net Assets	**(33,429,369)**	**(17,438,227)**
Net Assets ($):		
Beginning of Period	170,739,783	188,178,010
End of Period	**137,310,414**	**170,739,783**
Undistributed investment income—net	49,477	45,337

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007
Capital Share Transactions:		
Initial Shares		
Shares sold	75,119	247,822
Shares issued for dividends reinvested	757,393	366,739
Shares redeemed	(658,809)	(1,551,713)
Net Increase (Decrease) in Shares Outstanding	**173,703**	**(937,152)**
Service Shares		
Shares sold	17,818	149,883
Shares issued for dividends reinvested	105,304	44,252
Shares redeemed	(113,005)	(131,541)
Net Increase (Decrease) in Shares Outstanding	**10,117**	**62,594**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Six Months Ended June 30, 2008	Year Ended December 31,				
Initial Shares	(Unaudited)	2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	25.42	24.79	21.82	21.40	20.16	16.06
Investment Operations:						
Investment income–net[a]	.05	.19	.18	.28	.24	.14
Net realized and unrealized gain (loss) on investments	(2.90)	1.79	2.97	.43	1.25	4.11
Total from Investment Operations	(2.85)	1.98	3.15	.71	1.49	4.25
Distributions:						
Dividends from investment income–net	(.05)	(.19)	(.18)	(.29)	(.25)	(.15)
Dividends from net realized gain on investments	(2.62)	(1.16)	–	–	–	–
Total Distributions	(2.67)	(1.35)	(.18)	(.29)	(.25)	(.15)
Net asset value, end of period	19.90	25.42	24.79	21.82	21.40	20.16
Total Return (%)	(11.12)[b]	8.44	14.51	3.35	7.47	26.57
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.82[c]	.81	.84	.81	.82	.82
Ratio of net expenses to average net assets	.82[c,d]	.81[d]	.83	.81[d]	.82[d]	.82[d]
Ratio of net investment income to average net assets	.46[c]	.76	.78	1.33	1.21	.81
Portfolio Turnover Rate	58.55[b]	71.85	124.50	65.91	52.74	40.68
Net Assets, end of period ($ x 1,000)	120,439	149,445	168,965	183,903	220,447	243,973

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
[c] Annualized.
[d] Expense waivers and/or reimbursements amounted to less than .01%.
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	25.43	24.80	21.83	21.40	20.15	16.03
Investment Operations:						
Investment income—net[a]	.02	.14	.14	.24	.21	.11
Net realized and unrealized gain (loss) on investments	(2.90)	1.79	2.97	.44	1.24	4.10
Total from Investment Operations	(2.88)	1.93	3.11	.68	1.45	4.21
Distributions:						
Dividends from investment income—net	(.02)	(.14)	(.14)	(.25)	(.20)	(.09)
Dividends from net realized gain on investments	(2.62)	(1.16)	–	–	–	–
Total Distributions	(2.64)	(1.30)	(.14)	(.25)	(.20)	(.09)
Net asset value, end of period	19.91	25.43	24.80	21.83	21.40	20.15
Total Return (%)	(11.19)[b]	8.19	14.31	3.21	7.22	26.36
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.07[c]	1.06	1.09	1.07	1.07	1.07
Ratio of net expenses to average net assets	1.07[c,d]	1.00	1.00	1.00	1.00	1.01
Ratio of net investment income to average net assets	.21[c]	.55	.61	1.14	1.05	.63
Portfolio Turnover Rate	58.55[b]	71.85	124.50	65.91	52.74	40.68
Net Assets, end of period ($ x 1,000)	16,871	21,294	19,213	20,241	23,473	24,188

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
[c] *Annualized.*
[d] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open end management investment company, operating as a series company currently offering seven series, including the Growth and Income Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a non-diversified series. The portfolio's investment objective is to provide long-term capital growth, current income and growth of income, consistent with reasonable investment risk. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the portfolio's investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager served as the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class the allocation of certain transfer agency cost and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-ended investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the portfolio's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3—significant unobservable inputs (including portfolio's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of June 30, 2008 in valuing the portfolio's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments ($)[†]
Level 1−Quoted Prices	147,183,604	0
Level 2−Other Significant Observable Inputs	0	0
Level 3−Significant Unobservable Inputs	0	0
Total	**147,183,604**	**0**

[†] *Other financial instruments include derivative instruments such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.*

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has arrangements with the custodian and cash management banks whereby the portfolio may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), is a subsidiary of BNY Mellon and an affiliate of Dreyfus, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collaterals are either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended June 30, 2008, Mellon Bank earned $16,119 from lending portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the exdividend date. The portfolio declares and pays dividends from investment income-net on a quarterly basis. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the portfolio adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the portfolio for the period ended June 30, 2008.

As of and during the period ended June 30, 2008, the portfolio did not have any liabilities for any unrecognized tax benefits. The portfolio recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the portfolio did not incur any interest or penalties.

Each of the tax years in the three-year period ended December 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2007 were as follows: ordinary income $1,331,441 and long term capital gains $8,452,837. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended June 30, 2008 was approximately $20,600, with a related weighted average annualized interest rate of 3.67%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolios' average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2008, Service shares were charged $22,884 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2008, the portfolio was charged $174 pursuant to the transfer agency agreement.

The portfolio compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended June 30, 2008, the portfolio was charged $27 pursuant to the cash management agreement.

The portfolio compensates Mellon Bank, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2008, the portfolio was charged $7,408 pursuant to the custody agreement.

During the period ended June 30, 2008, the portfolio was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $88,653, Rule 12b-1 distribution plan fees $3,655, custodian fees $4,598, chief compliance officer fees $2,820 and transfer agency per account fees $67.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2008, amounted to $86,628,036 and $102,722,586, respectively.

At June 30, 2008, accumulated net unrealized appreciation on investments was $3,190,774, consisting of $12,033,240 gross unrealized appreciation and $8,842,466 gross unrealized depreciation.

At June 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the portfolio by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At a meeting of the portfolio's Board held on March 4 and 5, 2008, the Board unanimously approved the continuation of the portfolio's Investment Advisory Agreement with the Manager for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the portfolio were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Investment Advisory Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of Dreyfus regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to its Investment Advisory Agreement. Dreyfus's representatives reviewed the portfolio's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the portfolio as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the portfolio. Dreyfus also provided the number of accounts investing in the portfolio, as well as the portfolio's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day portfolio operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Portfolio's Performance and Advisory Fee and Expense Ratio.</u> The Board members reviewed the portfolio's performance and placed significant emphasis on comparisons to a group of large-cap core funds underlying variable insurance products (the "Performance Group") and to a larger universe of funds, consisting of all large-cap core funds underlying variable insurance products (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the portfolio's total returns were lower than the medians of the Performance Group and the Performance Universe for the 1-year period ended January 31, 2008, and greater than the medians of the Performance Group and Performance Universe for the 2-year period ended January 31, 2008. Dreyfus also provided a comparison of the portfolio's total return to the returns of the portfolio's benchmark index for each calendar year for the past ten years. The Board noted that the portfolio exceeded the benchmark's return for 2007.

The Board members also discussed the portfolio's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The portfolio's contractual management fee was equal to the median of the Expense Group. The portfolio's total expense ratio was higher than the Expense Group median and lower than the Expense Universe median.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus with similar investment objectives, policies and strategies as the portfolio (the "Similar Accounts"). Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries.

The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of Dreyfus's management fees. The Board acknowledged that the differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the portfolio and the extent to which economies of scale would be realized if the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the portfolio's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the portfolio as part of their evaluation of whether the fees under the Investment Advisory Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services, and that a discussion of economies of scale is predicated on a portfolio having achieved a substantial size with increasing assets and that, if a portfolio's assets had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the portfolio was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Investment Advisory Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board was generally satisfied with the portfolio's performance.

- The Board concluded that the fee paid by the portfolio to Dreyfus was reasonable in light of the considerations described above.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the portfolio had been adequately considered by Dreyfus in connection with the advisory fee rate charged to the portfolio and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the portfolio's Investment Advisory Agreement was in the best interests of the portfolio and its shareholders.

For More Information

**Dreyfus Variable
Investment Fund,
Growth and Income Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
    Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0108SA0608

Dreyfus Variable Investment Fund, International Equity Portfolio

SEMIANNUAL REPORT June 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, International Equity Portfolio, covering the six-month period from January 1, 2008, through June 30, 2008.

The U.S. equity markets remained turbulent over the first half of 2008 and ended with June posting one of the worst monthly performance slumps on record. A continuously weakening U.S. housing market, surging inflation, devaluation of the U.S. dollar and lingering credit concerns continued to dampen investor sentiment. Of the ten economic sectors represented by the S&P 500® Composite Stock Index, only two — energy and materials — posted positive absolute returns for the reporting period. The financials sector was the hardest-hit industry group, primarily due to massive sub-prime related losses among global financial institutions.

While the U.S and global economy clearly has slowed, the news is not all bad. We have seen signs of more orderly deleveraging among financial institutions, and it appears that most of the damage caused by last year's sub-prime fiasco has been exposed and, to an extent, ameliorated. Moreover, the global upsurge in inflation should persist longer in fast-growing emerging markets than in more developed countries. These factors support our view that many areas of the stock market may have been punished too severely in the downturn, creating potential long-term opportunities for patient investors. As always, your financial advisor can help you identify suitable investments that may be right for you and your long-term investment goals.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
July 15, 2008



DISCUSSION OF PERFORMANCE

For the period of January 1, 2008, through June 30, 2008, as provided by Jon Bell, Portfolio Manager, Newton Capital Management Limited, Sub-Investment Adviser

Portfolio and Market Performance Overview

For the six-month period ended June 30, 2008, Dreyfus Variable Investment Fund, International Equity Portfolio's Initial shares produced a total return of –6.69%, and its Service shares produced a total return of –6.83%.[1] This compares with a –10.96% total return from the portfolio's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index"), for the same period.[2]

International equities generally declined over the first half of 2008 in response to a persistent credit crisis in fixed-income markets and slowing global economic growth. The portfolio performed better than its benchmark, primarily due to overweighted positions in the energy, materials and telecommunications sectors and underweighted exposure to banks.

On a separate note, on March 15, 2008, Jon Bell became the portfolio's primary portfolio manager.

The Portfolio's Investment Approach

The portfolio seeks capital growth by investing primarily in stocks of foreign companies. When choosing stocks, we consider global economic variables, such as gross domestic product, inflation and interest rates; investment themes, such as new technologies and globalization; the relative values of equities, bonds and cash; company fundamentals and long-term trends in currency movements. Within markets and sectors determined to be relatively attractive, we seek what we believe are attractively priced companies that possess a sustainable competitive advantage in their market or sector. Securities are generally sold when themes or strategies change, when we determine that the company's prospects have changed, or when a stock becomes fully valued by the market.

Credit and Economic Woes Weighed on Stock Prices

The first six months of 2008 was a volatile period for most international equity markets. A credit crisis that began in 2007 in the U.S. sub-prime mortgage market continued to roil the global financial markets through mid-year 2008. The effects of the credit crunch were particular severe among major commercial and investment banks that held troubled sub-prime mortgages and mortgage-related structured financial instruments on their books.

In addition, a housing downturn that gained traction in the United States also affected home prices in several international markets, including Spain, the United Kingdom, Ireland and Australia. Meanwhile, soaring food and energy prices put pressure on cash-strapped consumers. These developments led to concerns that future business and consumer spending might suffer, causing investor sentiment to deteriorate in a number of regions and market sectors. In fact, of the 10 economic sectors in the MSCI EAFE Index, only the materials sector produced a positive absolute return over the reporting period.

Sector Allocations Supported Relative Performance

In this challenging environment, we positioned the fund to participate more fully in some of the market's better-performing segments. Most significantly, we emphasized energy companies that we believed would benefit from rising oil prices, such as Brazil's Petroleo Brasileiro, Norway's StatoilHydro and Canada's EnCana.

We also found attractive opportunities in producers of basic materials. Some of the portfolio's top performers included K+S Group, a German producer of fertilizers, and Syngenta, a Swiss agribusiness firm. These companies flourished as grain prices escalated due to rising demand from Asia, the increased use of corn in the production of alternative fuels and widespread flooding in the American Midwest. The portfolio also held a number of metals-and-mining stocks — such as Fording Canadian Coal Trust, which was sold during the reporting period, and Russian ferrous metals producer Evraz Group — that fared relatively well due to robust demand for energy and construction materials in the emerging markets.

The portfolio benefited from an overweighted position in the telecommunications area, where two Brazilian companies fared especially well. Tele Norte Leste Participacoes consolidated its dominance of the country's fixed-line network, while GVT Holding gained share in the broadband Internet market. Conversely, underweighted exposure to financial services firms boosted the portfolio's relative returns, including avoiding hard-hit banks such as Switzerland's UBS, and HBOS and The Royal Bank of Scotland Group in the United Kingdom.

4

Disappointments during the reporting period included Swiss dental implants maker Nobel Biocare Holding, which found that consumers postponed treatments in the slowing economy. Deutsche Boerse encountered concerns that trading volumes might wane in a market downturn. Japan Tobacco faced potential cigarette tax hikes, and Japanese electronics retailer Yamada Denki suffered from unfortunate timing in expanding its stores. Because we continue to like their longer-term prospects, the portfolio continues to hold all of these stocks.

Finding Opportunities in a Distressed Market

As of mid-year, some energy and materials holdings have reached fuller valuations, and we have trimmed the portfolio's exposure to these areas. By the same token, some financial stocks appear to have been beaten down too severely, and we have selectively increased the portfolio's holdings among banks and insurance companies in Japan and other regions. We also have increased the portfolio's holdings of health care companies — including medical devices manufacturers, pharmaceutical developers and producers of generic drugs — that tend to hold up well in downturns. Conversely, we have maintained underweighted exposure to consumer discretionary stocks, and we have pared back holdings in the emerging markets due to economic and inflation concerns, respectively.

July 15, 2008

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards and less market liquidity. An investment in this portfolio should be considered only as a supplement to an overall investment program.

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, International Equity Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries.*

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, International Equity Portfolio from January 1, 2008 to June 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2008

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.05	$ 6.24
Ending value (after expenses)	$933.10	$931.70

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2008

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.27	$ 6.52
Ending value (after expenses)	$1,019.64	$1,018.40

† *Expenses are equal to the portfolio's annualized expense ratio of 1.05% for Initial shares and 1.30% for Service shares, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2008 (Unaudited)

Common Stocks−99.7%	Shares	Value ($)
Australia−2.2%		
QBE Insurance Group	29,455	632,512
Telstra	304,038	1,235,820
		1,868,332
Austria−.8%		
Strabag	9,008	**702,044**
Brazil−6.0%		
All America Latina Logistica (Units)	42,707	549,589
Cia Vale do Rio Doce (Preferred), Cl. A, ADR	22,118	660,001
Global Village Telecom Holding	26,300 [a]	639,823
JBS	132,600	669,989
Petroleo Brasileiro (Preferred), ADR	24,881	1,441,854
Tele Norte Leste Participacoes, ADR	45,885	1,142,995
		5,104,251
Canada−2.6%		
EnCana	8,154	746,550
Nexen	15,415	614,665
Oncolytics Biotech	133,935 [a]	260,068
Suncor Energy	9,556	554,786
		2,176,069
China−.3%		
Harbin Power Equipment, Cl. H	190,000	**275,353**
Denmark−1.0%		
AP Moller−Maersk, Cl. B	73	**893,890**
Finland−1.5%		
Elisa	18,212	382,224
Nokia	35,697	870,590
		1,252,814
France−2.5%		
Alstom	2,431	561,380
Suez	10,695	728,110
Thales	14,283	814,064
		2,103,554
Germany−11.4%		
Bayer	15,884	1,336,963
Deutsche Boerse	6,005	677,801
E.ON	11,718	2,364,300

Common Stocks (continued)	Shares	Value ($)
Germany (continued)		
Fresenius Medical Care & Co.	11,748	647,570
Gerry Weber International	17,151	540,610
K+S	3,404	1,963,166
SAP	17,831	933,745
Stada Arzneimittel	8,086	580,791
Symrise	30,701	667,056
		9,712,002
Hong Kong–3.9%		
Huabao International Holdings	680,000	645,356
Jardine Matheson Holdings	50,400	1,562,400
Peace Mark Holdings	822,000	571,386
Sun Hung Kai Properties	38,000	515,618
		3,294,760
Indonesia–.7%		
Bumi Resources	662,500	**589,208**
Japan–17.0%		
Canon	17,100	879,277
Daiwa Securities Group	91,000	836,427
Ibiden	18,400	668,870
Japan Tobacco	322	1,373,697
KDDI	143	883,439
Mitsubishi	49,000	1,615,106
Mizuho Financial Group	365	1,704,949
Nintendo	1,500	846,165
Nissan Motor	162,200	1,339,637
NTT Urban Development	750	981,777
Olympus	19,000	642,369
Sawai Pharmaceutical	10,600	446,221
T & D Holdings	13,650	839,426
Takeda Pharmaceutical	11,000	559,401
Yamada Denki	12,380	881,413
		14,498,174
Luxembourg–2.0%		
ArcelorMittal	5,745	568,042
Millicom International Cellular	11,066	1,153,924
		1,721,966

Common Stocks (continued)	Shares	Value ($)
Malaysia–.9%		
Bursa Malaysia	131,700	300,280
Telekom Malaysia	453,000	440,869
		741,149
Netherlands–2.5%		
Koninklijke Philips Electronics	17,483	594,841
Unilever	54,798	1,555,575
		2,150,416
Norway–3.2%		
Aker Solutions	19,246	454,396
StatoilHydro	44,871	1,673,016
Subsea 7	24,925 [a]	631,298
		2,758,710
Peru–.6%		
Credicorp	6,531	**536,326**
Russia–2.7%		
Evraz Group, GDR	8,559	1,009,733
Gazprom, ADR	8,812	512,229
Sistema, GDR	25,578	768,875
		2,290,837
Singapore–1.9%		
DBS Group Holdings	45,000	623,792
Indofood Agri Resources	526,000 [a]	985,851
		1,609,643
South Africa–2.2%		
ArcelorMittal South Africa	24,582	700,100
Gold Fields	37,012	470,331
MTN Group	45,290	720,128
		1,890,559
South Korea–.6%		
LG Telecom	64,611	**489,810**
Spain–1.3%		
Telefonica	41,698	**1,108,200**
Sweden–1.4%		
Tele2, Cl. B	31,448	616,172
Telefonaktiebolaget LM Ericsson, Cl. B	58,301	607,942
		1,224,114

Common Stocks (continued)	Shares	Value ($)
Switzerland—11.5%		
ABB	22,239 [a]	632,632
Actelion	9,343 [a]	500,281
Bank Sarasin & Cie, Cl. B	12,500	562,258
Nestle	46,100	2,083,086
Nobel Biocare Holding	16,732	546,405
Novartis	23,767	1,308,691
Roche Holding	9,614	1,731,659
Swiss Reinsurance	8,797	586,007
Syngenta	2,136	694,715
Verwalt & Privat-Bank	4,549	1,166,696
		9,812,430
Thailand—1.8%		
Advanced Info Service	236,100	653,185
Bangkok Bank	150,100	538,717
Bank of Ayudhya	497,400 [a]	327,286
		1,519,188
United Kingdom—17.2%		
Admiral Group	31,660	503,546
Anglo American	12,941	908,873
BAE Systems	100,748	887,979
BHP Billiton	42,124	1,610,957
British American Tobacco	34,159	1,183,199
Cable & Wireless	522,272	1,568,741
ICAP	52,713	569,076
Prudential	43,250	459,162
Sibir Energy	56,965	923,603
Smith & Nephew	63,501	700,718
St. James's Place	112,332	490,565
Standard Chartered	48,281	1,375,198
Tesco	105,830	778,469
Vodafone Group	647,714	1,924,241
Xstrata	10,317	826,922
		14,711,249
Total Common Stocks		
(cost $78,500,729)		**85,035,048**

Options–.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
Japanese Yen Futures, September 2008 @ 105.00 (cost $149,919)	45,000	**12,600**
Total Investments (cost $78,650,648)	**99.7%**	**85,047,648**
Cash and Receivables (Net)	**.3%**	**284,877**
Net Assets	**100.0%**	**85,332,525**

ADR—American Depository Receipts
GDR—Global Depository Receipts
a   Non-income producing security.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Telecommunication Services	16.7	Health Care	8.5
Financial	16.7	Technology	4.7
Materials	14.1	Consumer Services	3.8
Consumer Goods	13.8	Utilities	3.6
Industrial	8.9	Options	.0
Oil & Gas	8.9		**99.7**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	78,650,648	85,047,648
Cash		784,952
Cash denominated in foreign currencies	101,557	101,706
Receivable for investment securities sold		654,599
Dividends and interest receivable		249,217
Unrealized appreciation on forward currency exchange contracts–Note 4		6,745
		86,844,867
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		85,724
Payable for investment securities purchased		1,270,187
Payable for shares of Beneficial Interest redeemed		132,502
Unrealized depreciation on forward currency exchange contracts–Note 4		159
Accrued expenses		23,770
		1,512,342
Net Assets ($)		**85,332,525**
Composition of Net Assets ($):		
Paid-in capital		76,570,102
Accumulated undistributed investment income–net		552,827
Accumulated net realized gain (loss) on investments		1,807,252
Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions and options transactions		6,402,344
Net Assets ($)		**85,332,525**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	66,542,112	18,790,413
Shares Outstanding	3,231,203	913,771
Net Asset Value Per Share ($)	**20.59**	**20.56**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $148,959 foreign taxes withheld at source)	1,429,591
Interest	701
Total Income	**1,430,292**
Expenses:	
Investment advisory fee–Note 3(a)	317,585
Custodian fees–Note 3(b)	85,905
Professional fees	24,279
Distribution fees–Note 3(b)	22,230
Prospectus and shareholders' reports	11,486
Trustees' fees and expenses–Note 3(c)	3,256
Shareholder servicing costs–Note 3(b)	1,672
Loan commitment fees–Note 2	200
Miscellaneous	10,229
Total Expenses	**476,842**
Less–reduction in fees due to earnings credits–Note 1(c)	(9,814)
Net Expenses	**467,028**
Investment Income–Net	**963,264**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	2,020,883
Net realized gain (loss) on options transactions	(327,333)
Net realized gain (loss) on forward currency exchange contracts	156,146
Net Realized Gain (loss)	**1,849,696**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions and options transactions	(8,942,774)
Net Realized and Unrealized Gain (Loss) on Investments	**(7,093,078)**
Net (Decrease) in Net Assets Resulting from Operations	**(6,129,814)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007
Operations ($):		
Investment income—net	963,264	1,040,780
Net realized gain (loss) on investments	1,849,696	10,606,561
Net unrealized appreciation (depreciation) on investments	(8,942,774)	953,023
Net Increase (Decrease) in Net Assets Resulting from Operations	**(6,129,814)**	**12,600,364**
Dividends to Shareholders from ($):		
Investment income—net:		
Initial Shares	(1,044,139)	(1,074,877)
Service Shares	(232,930)	(176,401)
Net realized gain on investments:		
Initial Shares	(1,922,444)	–
Service Shares	(497,659)	–
Total Dividends	**(3,697,172)**	**(1,251,278)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial Shares	8,215,742	28,845,262
Service Shares	3,826,715	8,610,473
Dividends reinvested:		
Initial Shares	2,966,583	1,074,877
Service Shares	730,589	176,401
Cost of shares redeemed:		
Initial Shares	(7,845,153)	(27,780,728)
Service Shares	(2,263,990)	(2,023,562)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**5,630,486**	**8,902,723**
Total Increase (Decrease) in Net Assets	**(4,196,500)**	**20,251,809**
Net Assets ($):		
Beginning of Period	89,529,025	69,277,216
End of Period	**85,332,525**	**89,529,025**
Undistributed investment income—net	552,827	866,632

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007
Capital Share Transactions:		
Initial Shares		
Shares sold	385,749	1,383,929
Shares issued for dividends reinvested	145,207	54,014
Shares redeemed	(367,992)	(1,335,865)
Net Increase (Decrease) in Shares Outstanding	**162,964**	**102,078**
Service Shares		
Shares sold	178,718	407,840
Shares issued for dividends reinvested	35,796	8,869
Shares redeemed	(107,602)	(94,486)
Net Increase (Decrease) in Shares Outstanding	**106,912**	**322,223**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

Initial Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	23.12	20.08	16.41	14.36	11.97	8.75
Investment Operations:						
Investment income–net[a]	.25	.29	.22	.26	.27	.14
Net realized and unrealized gain (loss) on investments	(1.81)	3.10	3.59	1.85	2.64	3.55
Total from Investment Operations	(1.56)	3.39	3.81	2.11	2.91	3.69
Distributions:						
Dividends from investment income–net	(.34)	(.35)	(.14)	(.06)	(.52)	(.47)
Dividends from net realized gain on investments	(.63)	–	–	–	–	–
Total Distributions	(.97)	(.35)	(.14)	(.06)	(.52)	(.47)
Net asset value, end of period	20.59	23.12	20.08	16.41	14.36	11.97
Total Return (%)	(6.69)[b]	17.12	23.31	14.75	24.57	42.89
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.07[c]	1.03	1.03	1.10	1.04	1.19
Ratio of net expenses to average net assets	1.05[c]	.98	.97	1.09	1.04[d]	1.19
Ratio of net investment income to average net assets	2.33[c]	1.37	1.19	1.76	2.13	1.42
Portfolio Turnover Rate	48.85[b]	113.77	98.92	92.82	96.55	101.02
Net Assets, end of period ($ x 1,000)	66,542	70,923	59,561	42,289	38,874	32,892

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
[c] Annualized.
[d] Expense waivers and/or reimbursements amounted to less than .01%.
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2008 (Unaudited)	2007	2006	2005	2004	2003
		Year Ended December 31,				
Per Share Data ($):						
Net asset value, beginning of period	23.06	20.05	16.39	14.35	11.95	8.74
Investment Operations:						
Investment income—net [a]	.22	.22	.16	.22	.24	.12
Net realized and unrealized gain (loss) on investments	(1.80)	3.11	3.61	1.85	2.63	3.54
Total from Investment Operations	(1.58)	3.33	3.77	2.07	2.87	3.66
Distributions:						
Dividends from investment income—net	(.29)	(.32)	(.11)	(.03)	(.47)	(.45)
Dividends from net realized gain on investments	(.63)	–	–	–	–	–
Total Distributions	(.92)	(.32)	(.11)	(.03)	(.47)	(.45)
Net asset value, end of period	20.56	23.06	20.05	16.39	14.35	11.95
Total Return (%)	(6.83)[b]	16.84	23.06	14.45	24.20	42.56
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.32[c]	1.28	1.28	1.34	1.29	1.44
Ratio of net expenses to average net assets	1.30[c]	1.23	1.21	1.33	1.29[d]	1.44
Ratio of net investment income to average net assets	2.07[c]	1.02	.90	1.50	1.89	1.17
Portfolio Turnover Rate	48.85[b]	113.77	98.92	92.82	96.55	101.02
Net Assets, end of period ($ x 1,000)	18,790	18,607	9,716	5,870	4,265	3,375

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
[c] *Annualized.*
[d] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering seven series, including the International Equity Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a non-diversified series. The portfolio's investment objective is to maximize capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the portfolio's investment adviser. Newton Capital Management Limited ("Newton") is the portfolio's sub-investment adviser. Newton is also a wholly-owned subsidiary of BNY Mellon, and an affiliate of Dreyfus.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the portfolio's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3—significant unobservable inputs (including portfolio's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of June 30, 2008 in valuing the portfolio's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments ($)†
Level 1−Quoted Prices	85,047,648	0
Level 2−Other Significant Observable Inputs	0	6,586
Level 3−Significant Unobservable Inputs	0	0
Total	**85,047,648**	**6,586**

† *Other financial instruments include derivative instruments such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.*

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has arrangements with the custodian and cash management banks whereby the portfolio may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Investing in foreign markets may involve special risks and considerations not typically associated with investing in the U.S. These risks include revaluation of currencies, high rates of inflation, repatriation restrictions on income and capital, and adverse political and economic developments. Moreover, securities issued in these markets may be less liquid. Subject to government ownership controls, delayed settlements, and their prices may be more volatile than those of comparable securities in the U.S.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the portfolio adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the portfolio for the period ended June 30, 2008.

As of and during the period ended June 30, 2008, the portfolio did not have any liabilities for any unrecognized tax benefits. The portfolio recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the portfolio did not incur any interest or penalties.

Each of the tax years in the three-year period ended December 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2007 was as follows: ordinary income $1,251,278. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing. During the period ended June 30, 2008, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolio's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Newton, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

Average Net Assets

0 to $100 million	.35%
$100 million up to $1 billion	.30%
$1 billion up to $1.5 billion	.26%
In excess of $1.5 billion	.20%

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2008, Service shares were charged $22,230 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2008, the portfolio was charged $113 pursuant to the transfer agency agreement.

The portfolio compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to portfolio subscriptions and redemptions. During the period ended June 30, 2008, the portfolio was charged $14 pursuant to the cash management agreement.

The portfolio compensates The Bank of New York under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2008, the portfolio was charged $85,905 pursuant to the custody agreement.

During the period ended June 30, 2008, the portfolio was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $53,784, Rule 12b-1 distribution plan fees $3,924, custodian fees $25,161, chief compliance officer fees $2,820 and transfer agency per account fees $35.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each portfolio based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, options and forward currency exchange contracts, during the period ended June 30, 2008, amounted to $45,160,966 and $41,226,488, respectively.

The portfolio enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at June 30, 2008:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
Euro, expiring 7/1/2008	93,797	147,838	147,679	(159)
Japanese Yen, expiring 7/1/2008	22,146,925	205,567	208,569	3,002
Japanese Yen, expiring 7/2/2008	77,095,536	724,829	726,049	1,220

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Sales:				
Canadian Dollar, expiring 7/2/2008	406	404	398	6
Norwegian Krone, expiring 7/2/2008	1,178,904	233,308	231,467	1,841
Swiss Franc, expiring 7/2/2008	113,998	112,270	111,594	676
Total				**6,586**

The portfolio may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument increases between those dates. At June 30, 2008, there were no call options written.

As a writer of put options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument decreases between those dates. At June 30, 2008, there were no put options written.

At June 30, 2008, accumulated net unrealized appreciation on investments was $6,397,000, consisting of $12,540,839 gross unrealized appreciation and $6,143,839 gross unrealized depreciation.

At June 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the portfolio by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At a meeting of the portfolio's Board held on March 4 and 5, 2008, the Board unanimously approved the continuation of the portfolio's Investment Advisory Agreement with Dreyfus and the Sub-Investment Advisory Agreement between Dreyfus and Newton Capital Management Limited ("Newton") (together, the "Agreements") for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the portfolio were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Agreements, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of Dreyfus regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio by Dreyfus and Newton pursuant to their Agreements. Dreyfus's representatives reviewed the portfolio's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the portfolio as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the portfolio. Dreyfus also provided the number of accounts investing in the portfolio, as well as the portfolio's asset size.

The Board members also considered Dreyfus's and Newton's research and portfolio management capabilities and Dreyfus's oversight of day-to-day portfolio operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Portfolio's Performance and Advisory Fee and Expense Ratio. The Board members reviewed the portfolio's performance and placed significant emphasis on comparisons to a group of international core funds underlying variable insurance products (the "Performance Group") and to a larger universe of funds, consisting of all international core funds underlying variable insurance products (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the portfolio's total return performance was above the Performance Group and Performance Universe medians for the 1-, 3-, 4-, and 5-year periods ended January 31, 2008. Dreyfus also provided a comparison of the portfolio's total return to the returns of the portfolio's benchmark index for each calendar year for the past ten years; noting that the portfolio's return for 2007, exceeded the return of the MSCI EAFE index.

The Board members also discussed the portfolio's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The portfolio's contractual and actual management fees and total expense ratios were lower than the Expense Group and the Expense Universe medians.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the Account's management fees. The Board acknowledged that the differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the portfolio and the extent to which economies of scale would be realized if the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the portfolio's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the portfolio as part of their evaluation of whether the fees under the Advisory Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a portfolio having achieved a substantial size which, to date, the portfolio has not achieved. It also was noted that Dreyfus did not realize a profit on the portfolio's operations.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Agreements. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent and quality of the services provided by Dreyfus and Newton are adequate and appropriate.

- The Board generally was satisfied with the portfolio's long-term performance.
- The Board concluded that the fee paid by the portfolio to Dreyfus was reasonable in light of the considerations described above.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the portfolio had been adequately considered by Dreyfus in connection with the advisory fee rate charged to the portfolio and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the portfolio's Agreements was in the best interests of the fund and its shareholders.

NOTES

For More Information

**Dreyfus Variable Investment Fund,
International Equity Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Newton Capital Management Limited
160 Queen Victoria Street
London, EC4V 4LA
England

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0109SA0608

Dreyfus Variable Investment Fund, International Value Portfolio

SEMIANNUAL REPORT June 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

Dreyfus Variable Investment Fund, International Value Portfolio

The Portfolio



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, International Value Portfolio, covering the six-month period from January 1, 2008, through June 30, 2008.

The U.S. equity markets remained turbulent over the first half of 2008 and ended with June posting one of the worst monthly performance slumps on record. A continuously weakening U.S. housing market, surging inflation, devaluation of the U.S. dollar and lingering credit concerns continued to dampen investor sentiment. Of the ten economic sectors represented by the S&P 500® Composite Stock Index, only two — energy and materials — posted positive absolute returns for the reporting period. The financials sector was the hardest-hit industry group, primarily due to massive sub-prime related losses among global financial institutions.

While the U.S and global economy clearly has slowed, the news is not all bad. We have seen signs of more orderly deleveraging among financial institutions, and it appears that most of the damage caused by last year's sub-prime fiasco has been exposed and, to an extent, ameliorated. Moreover, the global upsurge in inflation should persist longer in fast-growing emerging markets than in more developed countries. These factors support our view that many areas of the stock market may have been punished too severely in the downturn, creating potential long-term opportunities for patient investors. As always, your financial advisor can help you identify suitable investments that may be right for you and your long-term investment goals.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
July 15, 2008



DISCUSSION OF PERFORMANCE

For the period of January 1, 2008, through June 30, 2008, as provided by D. Kirk Henry, Senior Portfolio Manager

Portfolio and Market Performance Overview

For the six-month period ended June 30, 2008, Dreyfus Variable Investment Fund, International Value Portfolio's Initial shares produced a total return of –13.15%, and its Service shares produced a total return of –13.24%.[1] This compares with a –10.96% return for the portfolio's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index"), for the same period.[2]

International equities produced disappointing results in a turbulent market environment, as a global credit crisis damaged fixed-income markets and concerns intensified that an economic slowdown in the United States might affect international economies. The portfolio's returns lagged its benchmark due to relatively light exposure to better-performing commodities and materials stocks, most of which did not meet our value-oriented investment criteria.

The Portfolio's Investment Approach

The portfolio seeks long-term capital growth by investing in stocks of foreign companies that we consider to be value companies. The portfolio may invest in companies of any size, and may also invest in companies located in emerging markets. Our investment approach is value-oriented and research-driven. When selecting stocks, we conduct extensive quantitative and fundamental research that emphasizes individual stock selection rather than economic and industry trends. We focus on how a stock is valued relative to its intrinsic worth, the company's underlying business health as measured by return on assets and return on equity, and the presence of a catalyst that may trigger an increase in the stock price.

International Equities Pulled Back in a Turbulent Market

After producing double-digit returns over each of the past five years, international equities lost value over the first half of 2008. Investor sentiment was depressed by intensifying economic concerns, rising

commodity prices and a credit crisis in global fixed-income markets that originated in the U.S. sub-prime mortgage sector. European banks continued to report massive asset write-downs, and international markets also responded negatively to a $7 billion loss caused by trading fraud at France's second largest bank.

Limited Exposure to Commodities Producers Stifled Performance

The bulk of the portfolio's underperformance compared to its benchmark was the result of underweighted exposure to commodities and basic materials stocks. Oil and gas producers enjoyed strong pricing power during the reporting period, as did pure metals-and-mining companies. The portfolio's relative performance was hindered most by a lack of exposure to major metal producers listed in the U.K. and Australia. Lack of exposure to a German fertilizer maker also hurt performance when rising food prices spurred demand from farmers. Commodity stocks have become too richly valued to meet our value-oriented investment criteria. In addition, among the portfolio's more reasonably priced holdings in the basic materials area, some companies were unable to pass along rising oil costs to their customers. Rising input costs eroded the earnings of portfolio holdings such as Switzerland's Ciba Specialty Chemicals, Amcor Limited in Australia and UPM-Kymmene in Finland.

In the consumer area, the uncertain economic environment undermined the portfolio's relative performance among retail and media stocks. For example, in the United Kingdom, Punch Tavern, a pub operator, and Trinity Mirror, one of the country's largest regional newspaper publishers, pulled back during the reporting period. Mediaset, Italy's leading private television network operator, declined amid speculation that the company might merge with Telecom Italia. Gaming stocks, including Australia's Tabcorp, also lagged due to reduced casino attendance.

The portfolio achieved better relative performance from Japanese financial stocks, an area we have favored for some time. Japan's financial sector rebounded sharply, while its European counterpart generally declined. Limited exposure to Hong Kong property developers and Spanish consumer-related companies also boosted the portfolio's relative results. Finally, the portfolio's emerging markets stocks fared well,

most notably Russian integrated gas company Gazprom and Brazilian telecommunications services company Tele Norte Leste Participacoes.

An Unusual Bear Market

As of the end of the reporting period, nervous investors have continued to shun international companies reporting even very modest earnings disappointments. Losses have been particularly severe among European financial companies, which have continued to suffer from sub-prime related losses. Even consumer staples stocks, which historically have held up relatively well during market downturns, have declined as investors grew concerned about higher input costs. Indeed, in contrast to many previous bear markets, value stocks generally have performed poorly in the current downturn as investors have flocked to the relative safety of government bonds and speculators have turned to the commodities market, where returns have remained relatively robust. We expect this trend to reverse gradually as investors begin to search for investment ideas with limited price risk. In our judgment, those who have the patience and discipline to withstand the current period of heightened volatility are likely to reap the rewards of higher equity values over the long term.

July 15, 2008

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards and less market liquidity. An investment in this fund should be considered only as a supplement to an overall investment program.

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, International Value Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries.*

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, International Value Portfolio from January 1, 2008 to June 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2008

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.62	$ 6.78
Ending value (after expenses)	$868.50	$867.60

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2008

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 6.07	$ 7.32
Ending value (after expenses)	$1,018.85	$1,017.60

† *Expenses are equal to the portfolio's annualized expense ratio of 1.21% for Initial shares and 1.46% for Service shares, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2008 (Unaudited)

Common Stocks—97.0%	Shares	Value ($)
Australia—3.7%		
Amcor	266,594	1,290,635
Goodman Fielder	616,024	829,728
Insurance Australia Group	307,991	1,024,540
National Australia Bank	42,051	1,068,277
Oxiana	244,655 a	612,148
Suncorp-Metway	51,752	646,943
		5,472,271
Belgium—1.7%		
Delhaize Group	20,030	1,348,179
Fortis	27,946	447,037
Fortis Group	47,690	763,623
		2,558,839
Brazil—.5%		
Tele Norte Leste Participacoes, ADR	28,400	**707,444**
China—.4%		
PetroChina, ADR	4,300	**554,098**
Finland—2.0%		
Nokia	64,050	1,562,072
UPM-Kymmene	82,478	1,350,523
		2,912,595
France—9.1%		
BNP Paribas	8,460	766,427
Credit Agricole	62,233	1,271,821
Credit Agricole (Rights)	62,233 a	74,467
France Telecom	44,359	1,306,731
Lagardere	10,820	616,178
PPR	6,260	696,826
Sanofi-Aventis	55,930	3,736,357
Thomson	37,770	197,431
Total	47,330	4,038,930
Vivendi	20,170	765,338
		13,470,506

Common Stocks (continued)	Shares	Value ($)
Germany–9.5%		
Allianz	7,350	1,294,935
Bayerische Motoren Werke	29,210	1,404,990
Daimler	13,058	807,567
Deutsche Post	69,390	1,813,575
Deutsche Telekom	77,490	1,268,848
E.ON	909	183,406
Heidelberger Druckmaschinen	21,620	443,538
MTU Aero Engines Holding	33,800	1,102,648
Muenchener Rueckversicherungs	10,560	1,849,837
RWE	18,717	2,364,305
Siemens	14,200	1,576,635
		14,110,284
Greece–.7%		
Public Power	30,020	**1,039,834**
Hong Kong–2.8%		
BOC Hong Kong Holdings	764,500	2,024,679
Hutchison Whampoa	117,900	1,188,488
Johnson Electric Holdings	1,088,000	485,587
Yue Yuen Industrial Holdings	220,500	523,731
		4,222,485
Ireland–.1%		
Bank of Ireland	22,446	**196,138**
Italy–4.7%		
Banco Popolare	58,100	1,026,360
ENI	31,795	1,179,910
Mediaset	162,020	1,064,377
Telecom Italia	838,650	1,684,853
UniCredit	192,240	1,175,130
Unipol Gruppo Finanziario	383,680	906,131
		7,036,761
Japan–22.8%		
Aeon	115,200	1,422,303
Ajinomoto	20,000	189,104
Canon	20,059	1,031,428
Central Japan Railway	142	1,564,628

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Chiba Bank	92,000	644,611
Chiyoda	117,700	1,279,143
Chuo Mitsui Trust Holdings	176,700	1,051,697
Daiwa House Industry	47,000	441,738
Dentsu	162	343,269
JS Group	49,200	781,658
KDDI	91	562,189
Kubota	154,900	1,113,045
Mitsubishi Rayon	201,000	634,129
Mitsubishi UFJ Financial Group	235,800	2,089,634
NGK Spark Plug	89,400	1,026,309
Nippon Paper Group	153	417,856
Nissan Motor	94,100	777,188
Nomura Holdings	117,400	1,739,136
Ricoh	30,700	553,950
Rohm	13,000	748,034
Sekisui Chemical	76,300	519,517
Sekisui House	97,800	912,745
Shimamura	20,500	1,262,608
Shin-Etsu Chemical	14,200	879,936
Sumitomo	76,700	1,007,642
Sumitomo Mitsui Financial Group	285	2,144,512
Taiheiyo Cement	275,500	552,635
Takata	31,100	612,130
Takeda Pharmaceutical	32,100	1,632,434
Teijin	84,600	290,007
THK	33,600	651,843
Tokyo Electron	13,700	789,603
Tokyo Gas	432,900	1,744,891
Toyota Motor	35,700	1,684,390
Yamada Denki	9,750	694,166
		33,790,108
Malaysia–.6%		
Malayan Banking	391,500	**844,705**

Common Stocks (continued)	Shares	Value ($)
Netherlands—3.2%		
Aegon	75,451	999,416
Koninklijke Philips Electronics	19,490	663,128
Royal Dutch Shell, Cl. A	71,086	2,925,076
Wolters Kluwer	8,659	202,317
		4,789,937
Russia—.8%		
Gazprom, ADR	21,550	**1,252,671**
Singapore—1.6%		
DBS Group Holdings	166,230	**2,304,287**
South Africa—.4%		
Nedbank Group	44,582	**523,540**
South Korea—2.8%		
Hyundai Motor	9,413	638,902
Kookmin Bank, ADR	9,890	578,664
Korea Electric Power, ADR	31,110	452,028
KT, ADR	33,750	719,550
Samsung Electronics	1,921	1,147,770
SK Telecom, ADR	26,650	553,520
		4,090,434
Spain—1.3%		
Banco Santander	20,300	372,990
Repsol	38,210	1,505,804
		1,878,794
Sweden—1.8%		
Sandvik	64,900	889,048
Svenska Cellulosa, Cl. B	52,300	740,326
Telefonaktiebolaget LM Ericsson, Cl. B	105,380	1,098,866
		2,728,240
Switzerland—7.9%		
Ciba Holding	56,216	1,624,489
Clariant	62,255 [a]	616,930

Common Stocks (continued)	Shares	Value ($)
Switzerland (continued)		
Nestle	57,050	2,577,875
Novartis	83,811	4,614,917
Swiss Reinsurance	14,790	985,228
UBS	65,404	1,372,680
		11,792,119
Taiwan—1.0%		
Compal Electronics	804,325	869,168
United Microelectronics, ADR	200,071	584,207
		1,453,375
United Kingdom—17.6%		
Anglo American	24,141	1,695,472
BP	409,011	4,751,632
Centrica	266,400	1,646,262
Debenhams	358,710	319,735
Friends Provident	242,273	493,184
GlaxoSmithKline	137,559	3,049,560
HBOS	71,902	395,278
HBOS(Rights)	28,760 [a]	6,158
HSBC Holdings	183,104	2,829,259
Kingfisher	577,554	1,291,890
Old Mutual	547,660	1,012,306
Punch Taverns	80,787	503,662
Royal Bank of Scotland Group	168,818	722,953
Tesco	156,320	1,149,865
Trinity Mirror	85,390	185,390
Unilever	96,900	2,758,094
Vodafone Group	855,793	2,542,407
WPP Group	85,790	827,483
		26,180,590
Total Common Stocks		
(cost $165,793,301)		**143,910,055**

Preferred Stocks—1.4%	Shares	Value ($)
Germany		
Henkel & Co. (cost $2,517,018)	53,100	**2,116,007**
Total Investments (cost $168,310,319)	**98.4%**	**146,026,062**
Cash and Receivables (Net)	**1.6%**	**2,348,639**
Net Assets	**100.0%**	**148,374,701**

ADR—American Depository Receipts
a   Non-income producing security.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	24.0	Telecommunication Services	7.4
Consumer Discretionary	12.0	Materials	7.2
Energy	10.9	Utilities	5.0
Industrial	10.6	Information Technology	4.1
Health Care	8.8		
Consumer Staples	8.4		**98.4**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	168,310,319	146,026,062
Cash		422,540
Cash denominated in foreign currencies	1,331,557	1,354,846
Receivable for investment securities sold		957,079
Dividends and interest receivable		478,810
Receivable for shares of Beneficial Interest subscribed		77,438
Prepaid expenses		1,870
		149,318,645
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		216,242
Payable for investment securities purchased		542,939
Payable for shares of Beneficial Interest redeemed		157,593
Interest payable–Note 2		1,649
Unrealized depreciation on forward currency exchange contracts–Note 4		900
Accrued expenses		24,621
		943,944
Net Assets ($)		**148,374,701**
Composition of Net Assets ($):		
Paid-in capital		167,105,573
Accumulated undistributed investment income–net		3,083,493
Accumulated net realized gain (loss) on investments		425,365
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		(22,239,730)
Net Assets ($)		**148,374,701**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	81,975,489	66,399,212
Shares Outstanding	6,729,742	5,456,485
Net Asset Value Per Share ($)	**12.18**	**12.17**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $432,950 foreign taxes withheld at source):	
Unaffiliated issuers	4,090,134
Affiliated issuers	41,386
Interest	6,444
Total Income	**4,137,964**
Expenses:	
Investment advisory fee–Note 3(a)	793,857
Custodian fees–Note 3(b)	115,937
Distribution fees–Note 3(b)	88,630
Professional fees	24,023
Prospectus and shareholders' reports	7,525
Trustees' fees and expenses–Note 3(c)	6,527
Shareholder servicing costs–Note 3(b)	3,128
Interest expense–Note 2	1,649
Loan commitment fees–Note 2	200
Miscellaneous	12,969
Total Expenses	**1,054,445**
Less–reduction in fees due to earnings credits–Note 1(c)	(4,735)
Net Expenses	**1,049,710**
Investment Income–Net	**3,088,254**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	1,155,896
Net realized gain (loss) on forward currency exchange contracts	(119,192)
Net Realized Gain (Loss)	**1,036,704**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	(27,496,751)
Net Realized and Unrealized Gain (Loss) on Investments	**(26,460,047)**
Net (Decrease) in Net Assets Resulting from Operations	**(23,371,793)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007
Operations ($):		
Investment income—net	3,088,254	3,230,263
Net realized gain (loss) on investments	1,036,704	27,352,115
Net unrealized appreciation (depreciation) on investments	(27,496,751)	(22,437,896)
Net Increase (Decrease) in Net Assets **Resulting from Operations**	**(23,371,793)**	**8,144,482**
Dividends to Shareholders from ($):		
Investment income—net:		
Initial Shares	(1,920,176)	(1,825,090)
Service Shares	(1,416,302)	(1,249,526)
Net realized gain on investments:		
Initial Shares	(14,668,614)	(14,659,613)
Service Shares	(12,285,277)	(11,179,479)
Total Dividends	**(30,290,369)**	**(28,913,708)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial Shares	7,800,734	34,440,848
Service Shares	12,072,981	39,126,121
Dividends reinvested:		
Initial Shares	16,588,790	16,484,703
Service Shares	13,701,579	12,429,005
Cost of shares redeemed:		
Initial Shares	(14,438,322)	(56,488,732)
Service Shares	(15,078,286)	(42,923,699)
Increase (Decrease) in Net Assets from **Beneficial Interest Transactions**	**20,647,476**	**3,068,246**
Total Increase (Decrease) in Net Assets	**(33,014,686)**	**(17,700,980)**
Net Assets ($):		
Beginning of Period	181,389,387	199,090,367
End of Period	**148,374,701**	**181,389,387**
Undistributed investment income—net	3,083,493	3,331,717

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007
Capital Share Transactions:		
Initial Shares		
Shares sold	545,611	1,871,197
Shares issued for dividends reinvested	1,324,983	963,454
Shares redeemed	(970,492)	(3,094,678)
Net Increase (Decrease) in Shares Outstanding	**900,102**	**(260,027)**
Service Shares		
Shares sold	819,450	2,142,942
Shares issued for dividends reinvested	1,095,250	727,268
Shares redeemed	(1,045,702)	(2,410,785)
Net Increase (Decrease) in Shares Outstanding	**868,998**	**459,425**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Six Months Ended June 30, 2008	Year Ended December 31,				
Initial Shares	(Unaudited)	2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	17.43	19.50	17.49	15.85	13.54	10.04
Investment Operations:						
Investment income–net[a]	.29	.31	.29	.22	.16	.12
Net realized and unrealized gain (loss) on investments	(2.50)	.44	3.44	1.64	2.54	3.51
Total from Investment Operations	(2.21)	.75	3.73	1.86	2.70	3.63
Distributions:						
Dividends from investment income–net	(.35)	(.31)	(.26)	–	(.16)	(.13)
Dividends from net realized gain on investments	(2.69)	(2.51)	(1.46)	(.22)	(.23)	–
Total Distributions	(3.04)	(2.82)	(1.72)	(.22)	(.39)	(.13)
Net asset value, end of period	12.18	17.43	19.50	17.49	15.85	13.54
Total Return (%)	(13.15)[b]	4.15	22.60	11.89	20.02	36.36
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.22[c]	1.19	1.19	1.20	1.25	1.49
Ratio of net expenses to average net assets	1.21[c]	1.18	1.18	1.17	1.24	1.41
Ratio of net investment income to average net assets	3.96[c]	1.69	1.59	1.39	1.08	1.11
Portfolio Turnover Rate	26.39[b]	66.08	60.27	54.32	44.05	107.73
Net Assets, end of period ($ x 1,000)	81,975	101,614	118,733	94,988	88,713	58,849

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
[c] Annualized.
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	17.39	19.47	17.47	15.86	13.56	10.06
Investment Operations:						
Investment income—net[a]	.27	.27	.24	.18	.06	.14
Net realized and unrealized gain (loss) on investments	(2.49)	.44	3.45	1.65	2.62	3.49
Total from Investment Operations	(2.22)	.71	3.69	1.83	2.68	3.63
Distributions:						
Dividends from investment income—net	(.31)	(.28)	(.23)	–	(.15)	(.13)
Dividends from net realized gain on investments	(2.69)	(2.51)	(1.46)	(.22)	(.23)	–
Total Distributions	(3.00)	(2.79)	(1.69)	(.22)	(.38)	(.13)
Net asset value, end of period	12.17	17.39	19.47	17.47	15.86	13.56
Total Return (%)	(13.24)[b]	3.92	22.39	11.69	19.83	36.28
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.47[c]	1.44	1.44	1.45	1.49	1.75
Ratio of net expenses to average net assets	1.46[c]	1.39	1.38	1.36	1.39	1.41
Ratio of net investment income to average net assets	3.81[c]	1.49	1.33	1.10	.44	1.29
Portfolio Turnover Rate	26.39[b]	66.08	60.27	54.32	44.05	107.73
Net Assets, end of period ($ x 1,000)	66,399	79,776	80,358	54,255	34,119	6,713

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
[c] *Annualized.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS (Unaudited)

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering seven series, including the International Value Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the portfolio's investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The Portfolio **19**

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the portfolio's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3—significant unobservable inputs (including portfolio's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of June 30, 2008 in valuing the portfolio's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments ($)[†]
Level 1–Quoted Prices	146,026,062	0
Level 2–Other Significant Observable Inputs	0	(900)
Level 3–Significant Unobservable Inputs	0	0
Total	**146,026,062**	**(900)**

[†]   *Other financial instruments include derivative instruments, such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.*

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has arrangements with the custodian and cash management banks whereby the portfolio may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Investing in foreign markets may involve special risks and considerations not typically associated with investing in the U.S. These risks include revaluation of currencies, high rates of inflation, repatriation restrictions on income and capital, and adverse political and economic developments. Moreover, securities issued in these markets may be less liquid, subject to government ownership controls, delayed settlements, and their prices may be more volatile than those of comparable securities in the U.S.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the portfolio adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the portfolio for the period ended June 30, 2008.

As of and during the period ended June 30, 2008, the portfolio did not have any liabilities for any unrecognized tax benefits. The portfolio recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the portfolio did not incur any interest or penalties.

Each of the tax years in the three-year period ended December 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2007 was as follows: ordinary income $8,109,647 and long-term capital gains $20,804,061. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended June 30, 2008, was approximately $85,200 with a related weighted average annualized interest rate of 3.89%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of 1% of the value of the portfolio's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2008, Service shares were charged $88,630 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2008, the portfolio was charged $252 pursuant to the transfer agency agreement.

The portfolio compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to portfolio subscriptions and redemptions. During the period ended June 30, 2008, the portfolio was charged $32 pursuant to the cash management agreement.

The portfolio compensates The Bank of New York under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2008, the portfolio was charged $115,937 pursuant to the custody agreement.

During the period ended June 30, 2008, the portfolio was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $128,444, Rule 12b-1 distribution plan fees $14,617, custody fees $70,281, chief compliance officer fees $2,820 and transfer agency per account fees $80.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended June 30, 2008, amounted to $41,185,624 and $43,935,023, respectively.

The portfolio enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at June 30, 2008:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized (Depreciation) ($)
Purchases:				
Australian Dollar, expiring 7/1/2008	92,017	88,474	88,212	(262)
Australian Dollar, expiring 7/2/2008	17,223	16,562	16,511	(51)
Sales;		**Proceeds ($)**		
Japanese Yen, expiring 7/1/2008	42,813,579	402,611	403,198	(587)
Total				**(900)**

At June 30, 2008, accumulated net unrealized depreciation on investments was $22,284,257, consisting of $6,680,865 gross unrealized appreciation and $28,965,122 gross unrealized depreciation.

At June 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the portfolio by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At a meeting of the portfolio's Board held on March 4 and 5, 2008, the Board unanimously approved the continuation of the portfolio's Investment Advisory Agreement with Dreyfus for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the portfolio were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Investment Advisory Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of Dreyfus regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to its Investment Advisory Agreement. Dreyfus's representatives reviewed the portfolio's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the portfolio as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the portfolio. Dreyfus also provided the number of accounts investing in the portfolio, as well as the portfolio's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day portfolio operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Portfolio's Performance and Advisory Fee and Expense Ratio. The Board members reviewed the portfolio's performance and placed significant emphasis on comparisons to a group of international value funds underlying variable insurance products (the "Performance Group") and to a larger universe of funds, consisting of all international value funds underlying variable insurance products (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance for the 1-, 2-, 3-, 4- and 5-year periods ended January 31, 2008 generally was in the fourth quartile of the Performance Group and the Performance Universe. The Manager also provided a comparison of the fund's total return to the returns of the fund's benchmark index for each calendar year for the past ten years. The Board noted that the fund's absolute returns, while below the benchmark, were positive for each of the preceding five calendar years and were substantial except for the most recent year. It was further noted that the fund has tended to outperform its benchmark in down markets.

The Board members also discussed the portfolio's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The portfolio's management fee and expense ratios were higher than the Expense Group and Expense Universe medians.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds and/or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus's perspective, as applicable, in providing services to the Similar Accounts as compared to the portfolio. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the portfolio's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the portfolio and the extent to which economies of scale would be realized if the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the portfolio's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the portfolio as part of their evaluation of whether the fees under the Investment Advisory Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a portfolio having achieved a substantial size with increasing assets, and that the portfolio remains relatively small. It also was noted that the profitability percentage for managing the portfolio was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Investment Advisory Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board generally was satisfied with the portfolio's absolute performance.
- The Board concluded that the fee paid by the portfolio to Dreyfus was reasonable in light of the considerations described above.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the portfolio had been adequately considered by Dreyfus in connection with the advisory fee rate charged to the portfolio and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the portfolio's Investment Advisory Agreement was in the best interests of the portfolio and its shareholders.

NOTES

For More Information

Dreyfus Variable Investment Fund, International Value Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144 Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission (''SEC'') for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0152SA0608

Dreyfus Variable Investment Fund, Money Market Portfolio

SEMIANNUAL REPORT June 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, Money Market Portfolio, covering the six-month period from January 1, 2008, through June 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets have encountered heightened volatility in an ongoing credit crisis, the Federal Reserve Board's accommodative monetary policy and innovative measures to inject liquidity into the banking system have helped to mitigate some of the market instability directly caused by the ongoing credit situation. But a degree of economic uncertainty still remains throughout other long-term asset classes, and the result has been record asset flows into the money markets from investors seeking a relatively safe haven.

While the FOMC continued to reduce the overnight rate through to its meeting on April 30, it maintained the current level of 2% at its latest meeting on June 25. Statements from that meeting suggested that it intends on remaining in a holding pattern in an attempt to help alleviate inflationary pressure. So now, money market asset managers continue to monitor future economic data and the federal futures markets for indications of what to expect with regards to current yields and interest rates. In times like these, your financial advisor can help you assess current risks and your need for liquidity, and take advantage of potential long-term opportunities in other asset classes, given your individual needs and financial goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
July 15, 2008



DISCUSSION OF PERFORMANCE

For the period of January 1, 2008, through June 30, 2008, as provided by Bernard W. Kiernan, Jr., Senior Portfolio Manager

Portfolio and Market Performance Overview

For the six-month period ended June 30, 2008, Dreyfus Variable Investment Fund, Money Market Portfolio produced an annualized yield of 3.18%. Taking into account the effects of compounding, the portfolio provided an annualized effective yield of 3.23% for the same period.[1]

Money market yields declined over much of the reporting period as the Federal Reserve Board (the "Fed") continued to reduce short-term interest rates in an attempt to stimulate economic growth in the midst of a credit crisis in fixed-income markets and a downturn for the U.S. economy.

The Portfolio's Investment Approach

The portfolio seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the portfolio invests in a diversified selection of high-quality, short-term debt securities, including securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks, repurchase agreements, asset-backed securities, domestic and dollar-denominated foreign commercial paper and other short-term corporate and bank obligations of domestic and foreign issuers and dollar-denominated obligations issued or guaranteed by one or more foreign governments or their agencies, including obligations of supranational entities.

The Fed Addressed an Economic Slump and Credit Crisis

Turmoil in the sub-prime mortgage market, slumping U.S. housing markets and resurgent energy prices already had led to economic concerns by the start of 2008, causing investors to reassess their attitudes toward risk and sparking sharp declines among stocks and higher-yielding bonds. The resulting tightness in credit markets and heavy sub-prime related losses among global financial institutions prompted the Fed to reduce short-term interest rates aggressively. As a result, 2008 began with an overnight federal funds rate of 4.25%, down from 5.25% a few months earlier.

The economy continued to show signs of weakness in January, including the first monthly job losses in more than four years. Congress passed legislation to stimulate the economy, and the Fed reduced the federal funds rate by 125 basis points, to 3.00%, in two separate moves during the latter part of the month. However, more job losses were reported in February, and pressures on U.S. financial institutions remained intense from deleveraging among institutional investors and falling real estate values.

In March, non-farm payrolls shrank by another 80,000 jobs, driving the total number of lost jobs during the first quarter of 2008 to 232,000, and the unemployment rate climbed from 4.80% to 5.10%. The Fed continued to take aggressive policy action during the month, reducing the federal funds rate to 2.25%. In addition, the Fed announced an expansion of its Term Securities Lending Facility, making $200 billion of Treasury securities available to Wall Street firms in an unprecedented program that allowed borrowers to use certain mortgage-backed securities as collateral. The first quarter ended with a GDP growth rate of 1.00%.

More job losses followed in April, and the Fed continued to reduce the federal funds rate, driving the overnight rate to 2.00%. However, inflation accelerated along with crude oil and food prices, as businesses attempted to pass along higher input costs to their customers. As inflationary pressures intensified, some analysts began to forecast that the Fed's next move would be toward higher short-term interest rates.

Economic data in May was mixed. On one hand, the U.S. economy lost an additional 49,000 jobs, the unemployment rate jumped to 5.50% and the average cost of gasoline in the United States surpassed $4.00 per gallon. On the other hand, retail sales improved by an unexpected 1.00% during the month, suggesting that tax rebate checks might be having the desired effect of boosting consumer spending.

June proved to be a difficult month for the U.S. economy and financial markets. Reports of 62,000 additional job losses and revelations of new sub-prime related write-downs among major banks sparked renewed volatility in the stock and bond markets and largely dashed expectations of a rate hike over the foreseeable future. For its part, the Fed left the federal funds rate unchanged at 2.00% in late June, citing uncertainty about the inflation outlook.

Longer Maturities Captured Higher Yields

As the credit crisis unfolded and the Fed cut short-term interest rates, yield differences widened along the market's maturity range, creating more attractive opportunities among longer-dated money market instruments. Moreover, demand for money market instruments surged from investors engaged in a "flight to quality." In this environment, we maintained the portfolio's weighted average maturity in a position we considered longer than industry averages.

At this uncertain juncture, the Fed and market participants will be closely watching economic data for signs of renewed strength and a moderation of inflation. The fund continues to monitor development and stands ready to make adjustments to its portfolio, as it deems appropriate.

July 15, 2008

An investment in the portfolio is not insured or guaranteed by the FDIC or any other government agency. Although the portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the portfolio.

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Money Market Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Money Market Portfolio from January 1, 2008 to June 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2008

Expenses paid per $1,000†	$ 2.81
Ending value (after expenses)	$1,016.00

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2008

Expenses paid per $1,000†	$ 2.82
Ending value (after expenses)	$1,022.08

† *Expenses are equal to the portfolio's annualized expense ratio of .56%, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2008 (Unaudited)

Negotiable Bank Certificates of Deposit−20.2%	Principal Amount ($)	Value ($)
Branch Banking & Trust Co.		
2.88%, 11/5/08	10,000,000	10,000,000
Fifth Third Bank		
2.80%, 11/10/08	10,000,000	10,000,000
Harris N.A.		
2.91%, 8/6/08	10,000,000	10,000,873
State Street Bank and Trust Co., Boston, MA		
3.00%, 10/20/08	10,000,000	10,000,000
Union Bank of California, N.A. (Yankee)		
2.85%, 9/2/08	10,000,000	10,000,000
Wilmington Trust Co., DE		
2.78%, 8/8/08	10,000,000	10,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $60,000,873)		**60,000,873**

Commercial Paper−65.3%		
Alpine Securitization Corp.		
2.60%, 7/1/08	10,000,000 [a]	10,000,000
Atlantic Asset Securitization LLC		
2.51%, 9/22/08	10,000,000 [a]	9,942,822
Atlantis One Funding Corp.		
3.25%, 12/19/08	10,000,000 [a]	9,848,000
Barclays U.S. Funding Corp.		
2.55%−2.70%, 9/22/08−10/6/08	10,000,000	9,935,104
Calyon North America Inc.		
2.75%, 10/6/08	5,000,000	4,963,490
Canadian Imperial Holdings		
2.80%, 10/9/08	10,000,000	9,923,306
Cancara Asset Securitisation Ltd.		
2.74%, 8/20/08	10,000,000 [a]	9,962,222
CIESCO LLC		
2.62%, 8/28/08	10,000,000 [a]	9,958,111
Citigroup Funding Inc.		
3.22%, 8/26/08	10,000,000	9,950,689
Commerzbank U.S. Finance Inc.		
2.90%−3.06%, 8/20/08−12/4/08	12,000,000	11,900,515
Dexia Delaware LLC		
2.66%, 8/12/08	5,000,000	4,984,600
FCAR Owner Trust, Ser. I		
3.17%, 7/15/08	5,000,000	4,993,933

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Greenwich Capital Holdings Inc.		
2.71%, 10/7/08	10,000,000	9,927,317
Morgan Stanley		
3.87%, 7/14/08	10,000,000	9,986,278
Natexis Banques Populaires US Finance Co. LLC		
2.79%, 8/5/08	5,000,000	4,986,510
Natixis		
2.90%, 12/3/08	8,000,000	7,901,661
Picaros Funding LLC		
2.83%, 10/2/08	10,000,000 [a]	9,927,667
Santander Central Hispano Finance (Delaware) Inc.		
2.66%, 9/17/08	15,000,000	14,914,525
Scaldis Capital Ltd.		
3.05%, 10/21/08	10,000,000 [a]	9,906,667
Three Pillars Funding LLC		
2.75%, 7/1/08	10,000,000 [a]	10,000,000
UBS Finance Delaware LLC		
2.50%–2.80%, 9/22/08–10/8/08	10,000,000	9,933,576
Total Commercial Paper		
(cost $193,846,993)		**193,846,993**
Corporate Notes—6.4%		
General Electric Capital Corp.		
2.50%, 7/25/08	5,000,000 [b]	5,000,000
Wachovia Bank, N.A.		
2.84%, 9/24/08	10,000,000 [b]	9,970,747
Wells Fargo & Co.		
2.51%, 7/4/08	4,000,000 [b]	4,000,000
Total Corporate Notes		
(cost $18,970,747)		**18,970,747**
Promissory Note—3.4%		
Goldman Sachs Group Inc.		
3.00%, 9/12/08		
(cost $10,000,000)	10,000,000 [c]	**10,000,000**

Time Deposit−1.7%	Principal Amount ($)	Value ($)
Key Bank U.S.A., N.A. (Grand Cayman) 2.13%, 7/1/08 (cost $5,000,000)	5,000,000	**5,000,000**

Repurchase Agreement−3.4%		
Banc of America Securities LLC 2.65%, dated 6/30/08, due 7/1/08 in the amount of $10,000,736 (fully collateralized by $13,043,479 Corporate Bonds, 0%, due 2/1/15, value $10,500,001) (cost $10,000,000)	10,000,000	**10,000,000**
Total Investments (cost $297,818,613)	**100.4%**	**297,818,613**
Liabilities, Less Cash and Receivables	**(.4%)**	**(1,222,889)**
Net Assets	**100.0%**	**296,595,724**

^a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2008, these securities amounted to $79,545,489 or 26.8% of net assets.*

^b *Variable rate security—interest rate subject to periodic change.*

^c *This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to public resale. This security was acquired on 6/17/08 at a cost of $10,000,000. At June 30, 2008, the aggregate value of this security was $10,000,000 representing 3.4% of net assets and is valued at cost.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	73.5	Finance	1.7
Asset-Backed/Multi-Seller Programs	13.4	Asset-Backed/Single Seller	1.7
Brokerage Firms	6.7		
Repurchase Agreement	3.4		**100.4**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	297,818,613	297,818,613
Interest receivable		501,841
Prepaid expenses		2,612
		298,323,066
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(a)		89,210
Cash overdraft due to Custodian		107,229
Payable for shares of Beneficial Interest redeemed		1,499,876
Accrued expenses		31,027
		1,727,342
Net Assets ($)		**296,595,724**
Composition of Net Assets ($):		
Paid-in capital		296,607,478
Accumulated net realized gain (loss) on investments		(11,754)
Net Assets ($)		**296,595,724**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		296,607,409
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2008 (Unaudited)

Investment Income ($):	
Interest Income	**5,708,203**
Expenses:	
Investment advisory fee–Note 2(a)	758,663
Custodian fees–Note 2(a)	51,038
Professional fees	21,244
Trustees' fees and expenses–Note 2(b)	10,194
Prospectus and shareholders' reports	3,625
Shareholder servicing costs–Note 2(a)	3,153
Miscellaneous	6,913
Total Expenses	**854,830**
Less–reduction in fees due to earnings credits–Note 1(b)	(2,863)
Net Expenses	**851,967**
Investment Income–Net	**4,856,236**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**10,725**
Net Increase in Net Assets Resulting from Operations	**4,866,961**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007
Operations ($):		
Investment income–net	4,856,236	13,363,795
Net realized gain (loss) on investments	10,725	1,134
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,866,961**	**13,364,929**
Dividends to Shareholders from ($):		
Investment income–net	**(4,856,236)**	**(13,403,840)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	114,097,607	723,408,303
Dividends reinvested	4,856,236	13,403,840
Cost of shares redeemed	(123,171,418)	(587,271,974)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(4,217,575)**	**149,540,169**
Total Increase (Decrease) in Net Assets	**(4,206,850)**	**149,501,258**
Net Assets ($):		
Beginning of Period	300,802,574	151,301,316
End of Period	**296,595,724**	**300,802,574**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.016	.048	.045	.026	.008	.007
Distributions:						
Dividends from investment income−net	(.016)	(.048)	(.045)	(.026)	(.008)	(.007)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.21[a]	4.86	4.58	2.65	.80	.70
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.56[a]	.55	.57	.59	.60	.57
Ratio of net expenses to average net assets	.56[a,b]	.55[b]	.57[b]	.59[b]	.60[b]	.57
Ratio of net investment income to average net assets	3.20[a]	4.75	4.56	2.66	.77	.71
Net Assets, end of period ($ x 1,000)	296,596	300,803	151,301	131,210	104,229	152,559

[a] Annualized.
[b] Expense waivers and/or reimbursements amounted to less than .01%.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering seven series, including the Money Market Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the portfolio's investment adviser. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge.

It is the portfolio's policy to maintain a continuous net asset value per share of $1.00; the portfolio has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the portfolio will be able to maintain a stable net asset value per share of $1.00.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the portfolio's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the portfolio's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

> **Level 1**—quoted prices in active markets for identical securities.
> **Level 2**—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
> **Level 3**—significant unobservable inputs (including portfolio's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Act. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of June 30, 2008 in valuing the portfolio's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1—Quoted Prices	0
Level 2—Other Significant Observable Inputs	297,818,613
Level 3—Significant Unobservable Inputs	0
Total	**297,818,613**

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

The portfolio has arrangements with the custodian and cash management banks whereby the portfolio may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

The portfolio may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the portfolio's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the portfolio's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the terms of the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the portfolio will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the portfolio maintains its right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the portfolio to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986 as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gains.

(d) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the portfolio adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the portfolio for the period ended June 30, 2008.

As of and during the period ended June 30, 2008, the portfolio did not have any liabilities for any unrecognized tax benefits. The portfolio recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the portfolio did not incur any interest or penalties.

Each of the tax years in the three-year period ended December 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The portfolio has an unused capital loss carryover of $22,479 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $10,709 of the carryover expires in fiscal 2008, $10,973 expires in fiscal 2010, $17 expires in fiscal 2011, $65 expires in fiscal 2013 and $715 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2007, was all ordinary income. The tax character of current year distributions will determined at the end of the current fiscal year.

At June 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .50% of the value of the portfolio's average daily net assets and is payable monthly.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2008, the portfolio was charged $173 pursuant to the transfer agency agreement.

The portfolio compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to portfolio subscriptions and redemptions. During the period ended June 30, 2008, the portfolio was charged $15 pursuant to the cash management agreement.

The portfolio compensates The Bank of New York, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2008, the portfolio was charged $51,038 pursuant to the custody agreement.

During the period ended June 30, 2008, the portfolio was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fee $86,336, chief compliance officer fees $2,820 and transfer agency per account fees $54.

(b) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the portfolio by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At a meeting of the portfolio's Board held on March 4 and 5, 2008, the Board unanimously approved the continuation of the portfolio's Investment Advisory Agreement with Dreyfus for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the portfolio were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Investment Advisory Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of Dreyfus regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to its Investment Advisory Agreement. Dreyfus's representatives reviewed the portfolio's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the portfolio as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the portfolio. Dreyfus also provided the number of accounts investing in the portfolio, as well as the portfolio's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day portfolio operations, including fund accounting, administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Portfolio's Performance and Advisory Fee and Expense Ratio. The Board members reviewed the portfolio's performance and placed significant emphasis on comparisons to a group of money market funds underlying variable insurance products (the "Performance Group") and to a larger universe of funds, consisting of all money market funds underlying variable insurance products (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the portfolio's total return performance was within three basis points of the Performance Group and the Performance Universe medians for the 1-, 2-, 3-, 4- and 5- year periods ended January 31, 2008.

The Board members also discussed the portfolio's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The portfolio's management fee was above the Expense Group and Expense Universe medians while the total expense ratio was above the Expense Group median but below the Expense Universe median.

Representatives of Dreyfus noted that there were no similarly managed funds, separate accounts or wrap fee accounts managed by Dreyfus or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the portfolio and the extent to which economies of scale would be realized if the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the portfolio's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the portfolio as part of their evaluation of whether the fees under the Investment Advisory Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services, and that a discussion of economies of scale is predicated on a portfolio having achieved a substantial size and increasing assets and that, if a portfolio's assets are relatively small or had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that Dreyfus did not realize a profit on the fund's operations.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Investment Advisory Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board was generally satisfied with the portfolio's performance.
- The Board concluded that the fee paid by the portfolio to Dreyfus was reasonable in light of the considerations described above.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the portfolio had been adequately considered by Dreyfus in connection with the advisory fee rate charged to the portfolio and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the portfolio's Investment Advisory Agreement was in the best interests of the portfolio and its shareholders.

NOTES

For More Information

Dreyfus Variable Investment Fund, Money Market Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144 Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the portfolio voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0117SA0608

Dreyfus Variable Investment Fund, Quality Bond Portfolio

SEMIANNUAL REPORT June 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, Quality Bond Portfolio, covering the six-month period from January 1, 2008, through June 30, 2008.

Fixed-income markets remained turbulent over the first half of 2008. Slumping housing markets, inflation concerns, rising unemployment and lingering credit concerns continued to dampen fixed income investor sentiment. Throughout the first half of the year, investors continuously exhibited a "flight to quality" pattern, and U.S. government securities fared relatively well, while higher yielding market sectors — including corporate bonds, mortgage-backed securities and asset-backed securities — generally were hard-hit by credit concerns.

While the global economy clearly has slowed, the news is not all bad. We have seen signs of more orderly deleveraging among financial institutions, and it appears that most of the damage caused by last year's sub-prime fiasco has been, to a great extent, exposed and ameliorated. The implications of our economic outlook for the U.S. bond market generally are positive, especially since selling pressure among overleveraged investors and the Fed's recent comments on inflation have created attractive values in various fixed-income asset classes. These factors support our view that some areas of the U.S. bond market may have been punished too severely in the downturn, creating potential long-term opportunities for patient investors. As always, your financial advisor can help you identify suitable investments and an asset allocation that may be right for you and your long-term investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
July 15, 2008



DISCUSSION OF PERFORMANCE

For the period of January 1, 2008, through June 30, 2008, as provided by Catherine Powers, Portfolio Manager

Portfolio and Market Performance Overview

For the six-month period ended June 30, 2008, Dreyfus Variable Investment Fund, Quality Bond Portfolio's Initial shares achieved a total return of –0.77%, and its Service shares achieved a total return of –0.82%.[1] The Lehman Brothers U.S. Aggregate Index (the "Index"), the portfolio's benchmark, achieved a total return of 1.13% for the same period.[2]

Heightened volatility in the bond market persisted during the first half of 2008 as a credit crisis that began in 2007 in the sub-prime mortgage sector continued a "flight to quality" among investors. The portfolio produced lower returns than its benchmark index, primarily due to an overweighted position in commercial mortgage-backed securities and asset-backed securities, and correspondingly underweighted exposure to better-performing U.S. Treasuries.

The Portfolio's Investment Approach

The portfolio seeks to maximize total return consisting of capital appreciation and current income. To achieve this objective, the portfolio normally invests at least 80% of its assets in bonds, including corporate bonds, mortgage-related securities, collateralized mortgage obligations and asset-backed securities that, when purchased, are A-rated or better or what we believe are the unrated equivalent, and in securities issued or guaranteed by the U.S. government or its agencies or its instrumentalities. The portfolio may also invest up to 10% of its net assets in non-dollar-denominated foreign securities and up to 20% of its assets in the securities of foreign issues collectively.

Credit and Economic Concerns Fueled Volatility

A credit crisis that began over the summer of 2007 in the sub-prime mortgage market continued to dampen investor sentiment during the first half of 2008, causing yields in most segments of the bond market to rise and prices to fall. The impact of the credit crunch was particularly severe in higher-yielding market sectors during the first quarter of the year, producing steep declines among mortgage- and asset-backed securities, which are known as "spread sectors" for their yield premiums over nominal U.S. Treasury securities. In addition, slumping housing markets, a weaker job market and soaring food and energy prices sparked a downturn in the U.S. economy, leading to lower prices for corporate bonds and other securities that tend to be sensitive to economic conditions. In contrast, U.S. Treasury securities generally gained value when newly risk-averse investors flocked to the relatively safe haven provided by government-backed investments.

The Federal Reserve Board (the "Fed") responded aggressively to these developments by injecting liquidity into the U.S. banking system and reducing short-term interest rates from 4.25% at the start of the reporting period to 2.00% at the end. As a result of these moves, yield differences generally widened along the bond market's maturity range. Short- and intermediate-term securities were among the greater beneficiaries of the steepening yield curve.

Fixed-income markets began to see signs of improvement in mid-March, after the Fed participated in a plan to prevent the insolvency of a major investment bank from damaging other financial institutions. Market liquidity appeared to ease and spread sectors rallied. However, in June, declines stemming from heightened inflation concerns and a new wave of sub-prime related write-downs by global investment banks had offset a substantial portion of the rebound by the reporting period's end.

Positioned Early for Value-Oriented Opportunities

As prices of even fundamentally sound, investment-grade mortgage-backed, asset-backed and corporate securities declined along with their sub-prime counterparts, we took advantage of opportunities to purchase what we regarded as undervalued bonds in anticipation of a rebound. In hindsight, we may have done so too early, as the resumption of the flight to quality in June erased gains from the springtime rally in most spread sectors. Conversely, being underweight, U.S. Treasury securities prevented the portfolio from participating more fully in their strength. The portfolio holdings of U.S. Treasury securities were roughly 4% for the reporting period, whereas the portfolio's benchmark index was comprised of approximately 22% U.S. Treasury securities for the same period.

Our interest-rate strategies produced somewhat better results. In anticipation of wider yield differences along the market's maturity spectrum, we established a "bulleted" strategy to capture the benefits of a steepening yield curve. We also maintained an effective average duration that was longer than industry averages, which acted as a hedge against heightened market volatility and enabled the portfolio to participate more fully in the benefits of declining short-term interest rates.

Anticipating a Return to Fundamentals

As of mid-year, we have maintained the portfolio's overweighted exposure to investment-grade spread sectors that we believe have been punished too severely by the credit crisis. After conducting extensive credit analysis, we have found particularly compelling values among certain commercial mortgage-backed securities and corporate bonds issued by real estate investment trusts. We also have established positions in international bonds from countries where we expect interest rates to fall as the global economy slows. In our view, these strategies position the portfolio for better relative performance when fixed-income investors begin to pay closer attention to the underlying fundamentals supporting timely payments of interest and principal among higher-quality bonds.

July 15, 2008

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Quality Bond Portfolio may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. The Index does not include fees and expenses to which the portfolio is subject.*

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Quality Bond Portfolio from January 1, 2008 to June 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2008

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.72	$ 4.95
Ending value (after expenses)	$992.30	$991.80

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2008

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.77	$ 5.02
Ending value (after expenses)	$1,021.13	$1,019.89

† Expenses are equal to the fund's annualized expense ratio of .75% for Initial shares and 1.00% for Service shares; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

June 30, 2008 (Unaudited)

Bonds and Notes–126.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense–.1%				
Raytheon, Sr. Unscd. Notes	5.50	11/15/12	210,000	**215,549**
Asset-Backed Ctfs./ Auto Receivables–4.0%				
Americredit Automobile Receivables Trust, Ser. 2008-AF, Cl. A2A	4.47	1/12/12	435,000	433,578
AmeriCredit Automobile Receivables Trust, Ser. 2005-DA, Cl. A3	4.87	12/6/10	394,278	392,799
AmeriCredit Automobile Receivables Trust, Ser. 2006-BG, Cl. A3	5.21	10/6/11	868,035	864,297
Americredit Prime Automobile Receivables Trust, Ser. 2007-1, Cl. E	6.96	3/8/16	270,000 [a]	234,900
Capital One Auto Finance Trust, Ser. 2006-C, Cl. A3A	5.07	7/15/11	587,089	576,070
Capital One Auto Finance Trust, Ser. 2007-C, Cl. A3A	5.13	4/16/12	895,000	846,995
Capital One Auto Finance Trust, Ser. 2007-C, Cl. A2A	5.29	5/17/10	122,328	122,378
Capital One Auto Finance Trust, Ser. 2006-A, Cl. A3	5.33	11/15/10	138,490	137,735
Ford Credit Auto Owner Trust, Ser. 2005-A, Cl. A4	3.72	10/15/09	240,385	240,695
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B	4.64	4/15/10	650,000	650,459
Ford Credit Auto Owner Trust, Ser. 2005-C, Cl. C	4.72	2/15/11	240,000	242,009
Ford Credit Auto Owner Trust, Ser. 2006-C, Cl. C	5.47	9/15/12	215,000	190,987
Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. D	7.05	12/15/13	250,000 [a]	220,051
Honda Auto Receivables Owner Trust, Ser. 2008-1, Cl. A2	3.77	9/20/10	175,000	175,320
Hyundai Auto Receivables Trust, Ser. 2007-A, Cl. A3A	5.04	1/17/12	300,000	305,476
Triad Auto Receivables Owner Trust, Ser. 2006-A, Cl. A3	4.77	1/12/11	391,158	388,327

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Asset-Backed Ctfs./ Auto Receivables (continued)					
Wachovia Auto Loan Owner Trust, Ser. 2007-1, Cl. D	5.65	2/20/13	610,000		399,660
WFS Financial Owner Trust, Ser. 2005-2, Cl. B	4.57	11/19/12	325,000		327,620
					6,749,356
Asset-Backed Ctfs./ Credit Cards—1.8%					
American Express Credit Account Master Trust, Ser. 2007-6, Cl. C	2.86	1/15/13	1,400,000	a,b	1,334,991
Citibank Credit Card Issuance Trust, Ser. 2006-C4, Cl. C4	2.67	1/9/12	1,685,000	b	1,625,151
					2,960,142
Asset-Backed Ctfs./ Home Equity Loans—2.9%					
Ameriquest Mortgage Securities, Ser. 2003-11, Cl. AF6	5.14	1/25/34	525,000	b	478,753
Citicorp Residential Mortgage Securities, Ser. 2006-2, Cl. A2	5.56	9/25/36	950,000	b	943,536
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. A1A	5.98	6/25/37	682,608	b	685,242
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M8	7.00	6/25/37	100,000	b	17,443
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M9	7.00	6/25/37	350,000	b	150,591
First NLC Trust, Ser. 2005-3, Cl. AV2	2.71	12/25/35	29,277	b	29,216
GSAA Trust, Ser. 2006-7, Cl. AV1	2.56	3/25/46	195,939	b	193,167
JP Morgan Mortgage Acquisition, Ser. 2006-CW1, Cl. A2	2.52	5/25/36	768	b	766
JP Morgan Mortgage Acquisition, Ser. 2007-HE1, Cl. AF1	2.58	4/1/37	683,399	b	647,198
Morgan Stanley Mortgage Loan Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	285,000	b	225,186
Ownit Mortgage Loan Asset Backed Certificates, Ser. 2006-1, Cl. AF1	5.42	12/25/36	144,987	b	144,666
Ownit Mortgage Loan Asset-Backed Certificates, Ser. 2005-5, Cl. A2B	2.77	10/25/36	577,501	b	534,201

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Asset-Backed Ctfs./						
Home Equity Loans (continued)						
Residential Asset Securities, Ser. 2006-EMX4, Cl. A1		2.52	6/25/36	31,776	b	31,677
Residential Asset Securities, Ser. 2005-EMX4, Cl. A2		2.74	11/25/35	636,684	b	621,732
Residential Asset Securities, Ser. 2003-KS7, Cl. MI3		5.75	9/25/33	124,919	b	66,984
Sovereign Commercial Mortgage Securities Trust, Ser. 2007-C1, Cl. D		5.83	7/22/30	270,000	a,b	136,158
						4,906,516
Asset-Backed Ctfs./						
Manufactured Housing−.1%						
Green Tree Financial, Ser. 1994-7, Cl. M1		9.25	3/15/20	201,287		**203,771**
Banks−9.2%						
Bank of America, Jr. Sub. Notes		8.00	12/29/49	870,000	b	816,399
Barclays Bank, Sub. Notes		5.93	9/29/49	460,000	a,b	392,789
Barclays Bank, Sub. Bonds		7.70	4/29/49	430,000	a,b	439,670
Chevy Chase Bank, Sub. Notes		6.88	12/1/13	260,000		240,500
Chuo Mitsui Trust & Banking, Jr. Sub. Notes		5.51	12/29/49	245,000	a,b	211,731
Colonial Bank, Sub. Notes		6.38	12/1/15	500,000		409,519
Colonial Bank, Sub. Notes		8.00	3/15/09	140,000	c	141,018
European Investment Bank, Sr. Unscd. Notes	NZD	7.00	1/18/12	2,400,000	d	1,807,854
First Union, Sub. Notes		6.38	1/15/09	610,000		614,438
Glitnir Banki, Sub. Notes		6.69	6/15/16	270,000	a,b	173,731
M&T Bank, Sr. Unscd. Bonds		5.38	5/24/12	190,000		183,787

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Banks (continued)						
Manufacturers & Traders Trust, Sub. Notes		5.59	12/28/20	275,000	b	248,854
Marshall & Ilsley Bank, Sub. Notes, Ser. BN		2.95	12/4/12	1,750,000	b	1,481,058
NB Capital Trust IV, Bank Gtd. Cap. Secs		8.25	4/15/27	620,000		622,250
Regions Financial, Sr. Unscd. Notes		2.84	8/8/08	825,000	b	821,270
Royal Bank of Scotland Group, Jr. Sub. Bonds		6.99	10/29/49	670,000	a,b	604,006
Shinsei Finance II, Unscd. Bonds		7.16	7/29/49	100,000	a,b	70,625
Sovereign Bancorp, Sr. Unscd. Notes		3.03	3/23/10	370,000	b	330,935
Sovereign Bancorp, Sr. Unscd. Notes		4.80	9/1/10	525,000	b	466,127
Sumitomo Mitsui Banking, Sub. Notes	EUR	4.38	7/29/49	210,000	b,d	261,500
Sumitomo Mitsui Banking, Sub. Notes		5.63	7/29/49	255,000	a,b	229,177
SunTrust Preferred Capital I, Bank Gtd. Notes		5.85	12/31/49	435,000	b	316,690
Wachovia, Notes		5.50	5/1/13	470,000		450,305
Washington Mutual, Sr. Unscd. Notes		3.01	1/15/10	475,000	b	415,139
Wells Fargo & Co., Sub. Notes		6.38	8/1/11	290,000		302,150
Wells Fargo Bank, Sub. Notes		7.55	6/21/10	1,910,000		2,015,392
Wells Fargo Capital XIII, Notes		7.70	12/29/49	1,140,000	b	1,134,318
Zions Bancorporation, Sub. Notes		6.00	9/15/15	235,000		198,709
						15,399,941
Building & Construction—.4%						
Home Depot, Sr. Unscd. Notes		5.88	12/16/36	550,000		450,691

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Building & Construction (continued)					
Masco, Sr. Unscd. Notes	3.09	3/12/10	240,000	b	229,158
					679,849
Chemicals−.5%					
ICI Wilmington, Gtd. Notes	4.38	12/1/08	425,000		425,666
Lubrizol, Gtd. Notes	4.63	10/1/09	445,000		443,045
					868,711
Commercial & Professional Services−.9%					
Donnelley (R.R.) and Sons, Sr. Unscd. Notes	5.63	1/15/12	430,000		421,466
ERAC USA Finance, Notes	3.15	4/30/09	110,000	a,b	108,295
ERAC USA Finance, Bonds	5.60	5/1/15	310,000	a	283,758
ERAC USA Finance, Gtd. Notes	6.38	10/15/17	500,000	a	447,553
ERAC USA Finance, Notes	7.95	12/15/09	210,000	a	217,439
					1,478,511
Commercial Mortgage Pass-Through Ctfs.−7.8%					
Banc of America Commercial Mortgage, Ser. 2002-2, Cl. A3	5.12	7/11/43	190,000		187,643
Bayview Commercial Asset Trust, Ser. 2006-SP1, Cl. A1	2.75	4/25/36	73,516	a,b	61,754
Bayview Commercial Asset Trust, Ser. 2004-1, Cl. A	2.84	4/25/34	137,616	a,b	125,279
Bayview Commercial Asset Trust, Ser. 2003-2, Cl. A	3.06	12/25/33	140,824	a,b	127,676
Bayview Commercial Asset Trust, Ser. 2006-2A, Cl. B2	3.95	7/25/36	371,964	a,b	218,492
Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. B2	4.18	4/25/36	89,817	a,b	50,531
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B3	5.48	11/25/35	93,604	a,b	54,712

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Bayview Commercial Asset Trust, Ser. 2005-4A, Cl. B3	5.98	1/25/36	70,493 a,b	36,656
Bear Stearns Commercial Mortgage Securities, Ser. 2005-PWR8, Cl. A2	4.48	6/11/41	260,000	256,969
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW12, Cl. AAB	5.88	9/11/38	430,000 b	422,078
Capco America Securitization, Ser. 1998-D7, Cl. A1B	6.26	10/15/30	198,021	198,372
Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2006-CD2, Cl. A2	5.41	1/15/46	340,000	338,568
Credit Suisse/Morgan Stanley Commercial Mortgage Certificates, Ser. 2006-HC1A, Cl. A1	2.66	5/15/23	420,861 a,b	398,451
Crown Castle Towers, Ser. 2006-1A, Cl. AFX	5.24	11/15/36	950,000 a	934,962
Crown Castle Towers, Ser. 2006-1A, Cl. B	5.36	11/15/36	190,000 a	181,308
Crown Castle Towers, Ser. 2006-1A, Cl. C	5.47	11/15/36	505,000 a	466,014
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	240,000 a	227,630
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	350,000 a	317,509
CS First Boston Mortgage Securities, Ser. 2001-CKN5, Cl. A4	5.44	9/15/34	636,732	638,103
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	340,000 a	316,798
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	170,000 a	157,374
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. B	2.70	3/6/20	1,065,000 a,b	994,621
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. E	2.89	3/6/20	395,000 a,b	367,622

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)					
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K	3.50	3/6/20	225,000	a,b	198,662
JP Morgan Chase Commercial Mortgage Securities, Ser. 2004-C1, Cl. A2	4.30	1/15/38	340,000		330,376
JP Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. A2	5.20	12/15/44	725,000		723,141
LB-UBS Commercial Mortgage Trust, Ser. 2001-C3, Cl. A2	6.37	12/15/28	610,000		626,641
Merrill Lynch Mortgage Trust, Ser. 2005-CIP1, Cl. A2	4.96	7/12/38	505,000		502,843
Merrill Lynch Mortgage Trust, Ser. 2002-MW1, Cl. A3	5.40	7/12/34	590,000		594,085
Merrill Lynch Mortgage Trust, Ser. 2005-CKI1, Cl. A2	5.40	11/12/37	165,000	b	165,120
Morgan Stanley Capital I, Ser. 2005-HQ5, Cl. A2	4.81	1/14/42	515,000		514,495
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2	5.09	10/12/52	500,000		495,658
SBA CMBS Trust, Ser. 2006-1A, Cl. D	5.85	11/15/36	135,000	a	121,542
TIAA Seasoned Commercial Mortgage Trust, Ser. 2007-C4, Cl. A3	6.09	8/15/39	325,000	b	318,931
Wachovia Bank Commercial Mortgage Trust, Ser. 2005-C16, Cl. A2	4.38	10/15/41	367,504		365,174
Wachovia Bank Commercial Mortgage Trust, Ser. 2005-C19, Cl. A5	4.66	5/15/44	300,000		289,140
WAMU Commercial Mortgage Securities Trust, Ser. 2003-C1A, Cl. A	3.83	1/25/35	750,868	a	737,631
					13,062,561
Diversified Financial Services—11.1%					
American Express Credit, Sr. Unscd. Notes	2.51	11/9/09	315,000	b	307,638

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Ameriprise Financial, Jr. Sub. Notes	7.52	6/1/66	233,000 b	196,764
Amvescap, Gtd. Notes	5.38	2/27/13	250,000	235,627
Boeing Capital, Sr. Unscd. Notes	7.38	9/27/10	490,000	524,857
Capmark Financial Group, Gtd. Notes	5.88	5/10/12	550,000	388,283
Citigroup, Sr. Unscd. Notes	5.50	4/11/13	2,370,000	2,315,457
Countrywide Home Loans, Gtd. Notes	4.13	9/15/09	210,000	200,625
Credit Suisse First Boston USA, Gtd. Notes	4.13	1/15/10	1,910,000	1,903,943
Credit Suisse Guernsey, Jr. Sub. Notes	5.86	5/29/49	481,000 b	401,642
Credit Suisse USA, Gtd. Notes	5.50	8/16/11	730,000	738,945
Ford Motor Credit, Sr. Unscd. Notes	7.38	10/28/09	965,000	879,163
General Electric Capital, Sr. Unscd. Notes	2.92	10/21/10	945,000 b,c	939,307
General Electric Capital, Sr. Unscd. Notes	5.63	5/1/18	335,000	324,565
Goldman Sachs Capital II, Gtd. Bonds	5.79	12/29/49	315,000 b	219,215
Goldman Sachs Group, Sub. Notes	5.63	1/15/17	195,000	180,977
HSBC Finance Capital Trust IX, Gtd. Notes	5.91	11/30/35	625,000 b	501,738
Janus Capital Group, Sr. Unscd. Notes	6.25	6/15/12	350,000	341,886
Jefferies Group, Sr. Unscd. Debs	6.25	1/15/36	440,000	322,453
John Deere Capital, Sr. Unscd. Notes	2.72	9/1/09	310,000 b	308,483
JPMorgan Chase, Sr. Unscd. Notes	6.40	5/15/38	445,000	414,064

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Lehman Brothers Holdings, Sr. Notes	2.78	8/21/09	620,000 b	608,343
Lehman Brothers Holdings, Sr. Unscd. Notes	6.00	7/19/12	155,000	150,195
MBNA, Sr. Unscd. Notes	6.13	3/1/13	750,000	771,817
Merrill Lynch & Co., Sub. Notes	5.70	5/2/17	740,000	652,611
Merrill Lynch & Co., Sr. Unscd. Notes	6.05	8/15/12	570,000	558,368
Merrill Lynch & Co., Notes	6.88	4/25/18	870,000	829,444
Morgan Stanley, Sub. Notes	4.75	4/1/14	1,097,000	1,000,844
MUFG Capital Finance 1, Bank Gtd. Bonds	6.35	7/29/49	250,000 b	217,208
NYSE Euronext, Sr. Unscd. Notes	4.80	6/28/13	320,000 c	315,942
Pearson Dollar Finance Two, Gtd. Notes	6.25	5/6/18	430,000 a,c	425,823
SLM, Sr. Unscd. Notes, Ser. A	4.00	1/15/09	930,000	918,673
UBS AG Stamford CT, Notes	5.75	4/25/18	445,000	425,407
Windsor Financing, Scd. Notes	5.88	7/15/17	104,497 a	103,091
				18,623,398
Electric Utilities–4.8%				
Cleveland Electric Illumination, Sr. Unscd. Notes	5.70	4/1/17	500,000	476,363
Consolidated Edison of NY, Sr. Unscd. Debs., Ser. 06-D	5.30	12/1/16	400,000	390,629
Consolidated Edison of NY, Sr. Unscd. Debs., Ser. 08-A	5.85	4/1/18	230,000 c	231,282
Consumers Energy, First Mortgage Bonds, Ser. O	5.00	2/15/12	655,000	649,398
Dominion Resources, Sr. Unscd. Notes	6.40	6/15/18	620,000	626,650

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities (continued)				
Enel Finance International, Gtd. Notes	5.70	1/15/13	185,000 [a]	187,268
Enel Finance International, Gtd. Bonds	6.25	9/15/17	645,000 [a]	653,792
Energy Future Holdings, Gtd. Notes	10.88	11/1/17	850,000 [a]	862,750
FirstEnergy, Sr. Unscd. Notes, Ser. B	6.45	11/15/11	245,000	251,583
FPL Group Capital, Gtd. Debs	5.63	9/1/11	950,000	978,815
National Grid, Sr. Unscd. Notes	6.30	8/1/16	605,000	606,744
Nevada Power, Mortgage Notes, Ser. R	6.75	7/1/37	265,000	260,298
NiSource Finance, Gtd. Notes	3.21	11/23/09	260,000 [b]	252,839
NiSource Finance, Gtd. Notes	5.25	9/15/17	375,000	333,162
Ohio Power, Sr. Unscd. Notes	2.91	4/5/10	390,000 [b]	382,473
Pacific Gas & Electric, Sr. Unscd. Notes	6.35	2/15/38	260,000	260,738
Sierra Pacific Power, Mortgage Notes, Ser. P	6.75	7/1/37	130,000	127,693
Southern, Sr. Unscd. Notes, Ser. A	5.30	1/15/12	290,000	295,495
Sprint Capital, Gtd. Notes	6.88	11/15/28	240,000	200,298
				8,028,270
Environmental Control−.4%				
Republic Services, Sr. Unsub. Notes	6.75	8/15/11	365,000	381,037
USA Waste Services, Sr. Unscd. Notes	7.00	7/15/28	225,000	227,293
				608,330

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Food & Beverages−1.1%				
H.J. Heinz, Sr. Unscd. Secs	6.43	12/1/20	225,000 [a]	226,987
Kraft Foods, Sr. Unscd. Notes	6.00	2/11/13	100,000	101,133
Kraft Foods, Sr. Unscd. Notes	6.13	2/1/18	755,000	735,229
Kroger, Gtd. Notes	6.15	1/15/20	410,000	406,488
Safeway, Sr. Unscd. Notes	6.35	8/15/17	410,000	422,687
				1,892,524
Foreign/Governmental−1.0%				
Export-Import Bank of Korea, Unsub. Notes	4.50	8/12/09	575,000	573,470
Republic of Argentina, Sr. Unscd. Bonds	3.09	8/3/12	640,000 [b]	345,120
Republic of Argentina, Bonds, Ser. VII	7.00	9/12/13	425,000	330,437
Russian Federation, Unsub. Bonds	8.25	3/31/10	393,360 [a]	411,534
				1,660,561
Health Care−.8%				
Ace INA Holdings, Gtd. Notes	5.80	3/15/18	255,000	245,497
American Home Products, Sr. Unscd. Notes	6.95	3/15/11	325,000 [b]	344,254
Community Health Systems, Gtd. Notes	8.88	7/15/15	205,000	207,306
Coventry Health Care, Sr. Unscd. Notes	5.95	3/15/17	225,000	196,004
Medco Health Solutions, Sr. Unscd. Notes	7.25	8/15/13	155,000	164,735
Wellpoint, Sr. Unscd. Notes	5.88	6/15/17	255,000	246,900
				1,404,696

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Lodging & Entertainment—.1%				
MGM Mirage, Gtd. Notes	8.38	2/1/11	210,000	**203,700**
Machinery—.1%				
Atlas Copco, Sr. Unscd. Bonds	5.60	5/22/17	185,000 a	**180,282**
Media—2.5%				
British Sky Broadcasting, Gtd. Notes	6.88	2/23/09	510,000	517,813
BSKYB Finance UK, Gtd. Notes	6.50	10/15/35	300,000 a	281,533
Comcast, Gtd. Notes	5.50	3/15/11	530,000	530,728
Comcast, Gtd. Notes	6.30	11/15/17	425,000	421,911
Cox Communications, Notes	6.25	6/1/18	405,000 a	396,077
News America Holdings, Gtd. Debs	7.70	10/30/25	425,000	462,693
News America, Gtd. Notes	6.15	3/1/37	460,000	424,886
Reed Elsevier Capital, Gtd. Notes	4.63	6/15/12	670,000	643,201
Time Warner, Gtd. Notes	6.75	4/15/11	480,000	491,003
				4,169,845
Mining—.5%				
Rio Tinto Finance USA, Gtd. Notes	5.88	7/15/13	815,000	**820,402**
Municipal Obligations—.4%				
Clark County School District, GO, Ser. F (Insured; FSA)	5.50	6/15/17	110,000 e	118,424
Clark County School District, GO, Ser. F (Insured; FSA)	5.50	6/15/18	75,000 e	80,744
Clark County, GO (Bond Bank) (Insured; MBIA)	5.25	6/1/20	105,000 e	113,114
Cypress-Fairbanks Independent School District, GO, Ser. A (Schoolhouse) (Insured; PSF-GTD)	5.25	2/15/22	95,000 e	98,911

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Municipal Obligations (continued)				
Miami, GO (Homeland Defense/Neighborhood) (Insured; MBIA)	5.50	1/1/22	130,000 e	139,144
Shelby County, GO, Ser. A (Public Improvement and School Bonds) (Insured; MBIA)	5.00	3/1/14	70,000 e	73,387
Williamson County, GO, Ser. A (Insured; FSA)	6.00	8/15/14	75,000 e	80,008
				703,732
Oil & Gas−.4%				
Chesapeake Energy, Gtd. Notes	7.50	6/15/14	90,000	89,775
Hess, Sr. Unscd. Notes	6.65	8/15/11	470,000	493,308
				583,083
Packaging & Containers−.5%				
Ball, Gtd. Notes	6.88	12/15/12	120,000	120,300
Crown Americas, Gtd. Notes	7.63	11/15/13	325,000	325,812
Jefferson Smurfit, Sr. Unscd. Notes	8.25	10/1/12	395,000	346,612
				792,724
Property & Casualty Insurance−3.4%				
Allstate, Jr. Sub. Debs	6.50	5/15/67	170,000 b	148,978
Chubb, Sr. Unscd. Notes	5.47	8/16/08	950,000	952,085
Hartford Financial Services Group, Sr. Unscd. Notes	5.55	8/16/08	450,000	450,817
Jackson National Life Global, Notes	5.38	5/8/13	270,000 a	267,602
Leucadia National, Sr. Unscd. Notes	7.13	3/15/17	305,000	292,800
Lincoln National, Sr. Unscd. Notes	2.87	3/12/10	425,000 b	416,938

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Property & Casualty Insurance (continued)				
Lincoln National, Jr. Sub. Bonds	6.05	4/20/67	1,050,000 b	886,762
MetLife, Sr. Unscd. Notes	5.00	6/15/15	1,050,000	1,021,574
Metropolitan Life Global Funding I, Sr. Scd. Notes	5.13	4/10/13	190,000 a	187,286
Nippon Life Insurance, Notes	4.88	8/9/10	475,000 a	471,524
Pacific Life Global Funding, Notes	5.15	4/15/13	450,000 a	445,454
Willis North America, Gtd. Notes	6.20	3/28/17	155,000	137,187
				5,679,007
Real Estate Investment Trusts−3.7%				
Arden Realty, Sr. Unscd. Notes	5.25	3/1/15	350,000	344,351
Avalonbay Communities, Sr. Unscd. Notes	6.63	9/15/11	245,000	250,964
Boston Properties, Sr. Unscd. Notes	5.00	6/1/15	470,000	431,757
Duke Realty, Sr. Notes	5.88	8/15/12	450,000	437,911
ERP Operating, Sr. Unscd. Notes	5.13	3/15/16	350,000	316,104
ERP Operating, Sr. Unscd. Notes	5.38	8/1/16	145,000 c	131,895
ERP Operating, Sr. Unscd. Notes	5.50	10/1/12	135,000	131,807
Federal Realty Investment Trust, Sr. Unscd. Bonds	5.65	6/1/16	325,000	296,315
Federal Realty Investment Trust, Notes	6.00	7/15/12	100,000	98,919
Healthcare Realty Trust, Sr. Unscd. Notes	5.13	4/1/14	475,000	421,028
HRPT Properties Trust, Sr. Unscd. Notes	3.38	3/16/11	238,000 b	218,931

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts (continued)				
Liberty Property, Sr. Unscd. Notes	5.50	12/15/16	185,000	164,072
Mack-Cali Realty, Sr. Unscd. Notes	5.05	4/15/10	225,000	222,392
Mack-Cali Realty, Notes	5.25	1/15/12	400,000	386,026
Mack-Cali Realty, Sr. Unscd. Notes	5.80	1/15/16	400,000	364,856
National Retail Properties, Sr. Unscd. Notes	6.15	12/15/15	210,000	179,740
Prologis, Sr. Unscd. Notes	6.63	5/15/18	435,000	429,265
Regency Centers, Gtd. Notes	5.25	8/1/15	145,000	132,494
Regency Centers, Gtd. Notes	5.88	6/15/17	120,000	111,253
Simon Property Group, Sr. Unscd. Notes	5.00	3/1/12	550,000	536,344
Simon Property Group, Sr. Unscd. Notes	5.75	5/1/12	150,000	150,124
WEA Finance, Sr. Notes	7.13	4/15/18	435,000 [a]	446,700
				6,203,248
Residential Mortgage Pass-Through Ctfs.–2.9%				
ChaseFlex Trust, Ser. 2006-2, Cl. A1A	5.59	9/25/36	109,913 [b]	108,726
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF7	5.25	8/25/35	950,000 [b]	790,747
CSAB Mortgage Backed Trust, Ser. 2006-3, Cl. A1A	6.00	11/25/36	834,361 [b]	797,265
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	1,724,030	1,611,304
Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1	2.83	5/25/36	255,143 [b]	229,013

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)				
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR9, Cl. B2	6.02	6/25/36	69,812 b	19,356
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	425,000 b	350,859
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	470,271 b	403,981
WaMu Pass-Through Certificates, Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	575,000 b	569,415
				4,880,666
Retail−.9%				
CVS Caremark, Sr. Unscd. Notes	2.98	6/1/10	250,000 b	244,117
CVS Caremark, Sr. Unscd. Notes	5.75	8/15/11	155,000	158,927
Delhaize Group, Sr. Unsub. Notes	6.50	6/15/17	390,000	394,062
Lowe's Companies, Sr. Unscd. Notes	5.60	9/15/12	110,000	113,468
Macys Retail Holdings, Gtd. Notes	5.35	3/15/12	90,000	83,697
Macys Retail Holdings, Gtd. Notes	5.90	12/1/16	95,000	82,657
Wal-Mart Stores, Sr. Unscd. Notes	6.50	8/15/37	415,000	428,513
				1,505,441
Specialty Steel−.2%				
Steel Dynamics, Sr. Notes	7.38	11/1/12	270,000 a	**271,350**
State/Territory Gen Oblg−2.6%				
California Department of Water Resources, Power Supply Revenue Bonds	5.13	5/1/18	335,000 e	361,639
Delaware Housing Authority, SFMR D-2, Revenue Bonds	5.80	7/1/16	340,000	343,274
Erie Tobacco Asset Securitization/NY, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/28	400,000	353,448

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
State/Territory Gen Oblg (continued)				
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.05	6/1/34	375,000 b	356,437
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.31	6/1/34	1,390,000	1,274,394
New York State Urban Development, Personal Income Tax-Ser. C-1, Revenue Bonds	5.00	3/15/33	235,000 e	251,932
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/23	670,000	616,487
Tobacco Settlement Finance Authority of West Virginia, Tobacco Settlement Asset-Backed Bonds	7.47	6/1/47	725,000	647,672
Wisconsin, GO, Ser. G (Insured; MBIA)	5.00	5/1/15	130,000 e	139,303
				4,344,586
Telecommunications–2.7%				
AT & T, Sr. Unscd. Notes	5.60	5/15/18	765,000	747,790
AT & T, Gtd. Notes	7.30	11/15/11	440,000 b	468,987
KPN, Sr. Unsub. Notes	8.00	10/1/10	115,000	121,737
Qwest, Sr. Unscd. Notes	7.50	10/1/14	441,000	426,667
Qwest, Sr. Unscd. Notes	8.88	3/15/12	30,000 b	30,750
Sprint Capital, Gtd. Notes	8.38	3/15/12	740,000	733,172
Telefonica Emisiones, Gtd. Notes	3.10	6/19/09	250,000 b	248,653
Telefonica Emisiones, Gtd. Notes	5.98	6/20/11	375,000	380,802
Time Warner Cable, Gtd. Notes	5.85	5/1/17	440,000	418,618

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications (continued)				
Time Warner, Gtd. Notes	5.88	11/15/16	900,000	850,029
				4,427,205
Textiles & Apparel−.2%				
Mohawk Industries, Sr. Unscd. Notes	5.75	1/15/11	400,000	**401,050**
U.S. Government Agencies/ Mortgage-Backed−54.2%				
Federal Home Loan Mortgage Corp.:				
5.00%			420,000 ᶠ	414,816
5.50%			17,965,000 ᶠ	17,698,328
3.50%, 9/1/10			143,414	142,085
6.00%, 11/1/37			4,887,502	4,943,154
Multiclass Mortgage Participation Ctfs. (Interest Only), Ser. 2764,				
Cl. IT, 5.00%, 6/15/27			7,390,400 ᵍ	597,008
Ser. 2586, Cl. WE, 4.00%, 12/15/32			608,813	572,803
Federal National Mortgage Association:				
5.00%			9,785,000 ᶠ	9,409,548
5.50%			12,955,000 ᶠ	12,770,793
6.00%			4,195,000 ᶠ	4,232,361
6.50%			12,790,000 ᶠ	13,167,701
4.00%, 5/1/10			672,392	670,544
5.00%, 11/1/20−11/1/21			4,294,917	4,269,742
5.50%, 9/1/34			324,344	321,044
6.00%, 9/1/22−11/1/37			8,981,772	9,130,997
7.00%, 6/1/29−9/1/29			94,013	99,435
Government National Mortgage Association I:				
5.50%, 4/15/33−3/15/34			2,510,105	2,508,407
Ser. 2004-23, Cl. B, 2.95%, 3/16/19			1,253,675	1,235,112
Ser. 2007-46, Cl. A, 3.14%, 11/16/29			399,508	396,382
Ser. 2005-90, Cl. A, 3.76%, 9/16/28			648,529	640,756
Ser. 2006-67, Cl. A, 3.95%, 10/6/11			968,028	957,241
Ser. 2005-29, Cl. A, 4.02%, 7/16/27			443,588	438,766
Ser. 2006-6, Cl. A, 4.05%, 10/16/23			91,425	91,192
Ser. 2007-52, Cl. A, 4.05%, 10/16/25			564,638	561,575
Ser. 2006-66, Cl. A, 4.09%, 1/16/30			908,638	901,395
Ser. 2006-3, Cl. A, 4.21%, 1/16/28			858,956	854,851
Ser. 2006-5, Cl. A, 4.24%, 7/16/29			628,960	625,599
Ser. 2006-55, Cl. A, 4.25%, 7/16/29			832,983	827,344
Ser. 2005-32, Cl. B, 4.39%, 8/16/30			634,734	633,898

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/ **Mortgage-Backed (continued)**		
Government National Mortgage Association I (continued):		
Ser. 2005-87, Cl. A, 4.45%, 3/16/25	527,450	526,768
Ser. 2004-39, Cl. LC, 5.50%, 12/20/29	1,000,000	1,018,979
Government National Mortgage Association II;		
7.00%, 9/20/28–7/20/29	16,045	17,076
		90,675,700
U.S. Government Securities—4.0%		
U.S. Treasury Bonds:		
4.50%, 2/15/36	183,000 c	181,756
6.25%, 8/15/23	1,860,000 c	2,213,547
U.S. Treasury Notes:		
4.63%, 7/31/12	1,320,000	1,391,879
4.75%, 8/15/17	2,700,000 c	2,861,158
		6,648,340
Total Bonds and Notes		
(cost $216,309,650)		**211,233,047**

Options—.4%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
3-Month Floor USD Libor-BBA		
Interest Rate, January 2009@2.5	9,250,000 h	730
3-Month Floor USD Libor-BBA		
Interest Rate, October 2009@2.5	5,110,000 h	5,205
6-Month Floor USD Libor-BBA, Swaption	6,950,000 h	600,306
Total Options		
(cost $657,859)		**606,241**

Short-Term Investments—5.3%	Principal Amount ($)	Value ($)
U.S. Government Agencies—5.2%		
Federal National Mortgage		
Association, Discount Notes, 2.10%, 7/14/08	8,600,000	**8,593,478**
U.S. Treasury Bills—.1%		
1.85%, 9/18/08	250,000 i	**249,022**
Total Short-Term Investments		
(cost $8,842,463)		**8,842,500**

Other Investment—1.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $2,923,000)	2,923,000 ʲ	**2,923,000**
Investment of Cash Collateral for Securities Loaned—3.2%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $5,271,344)	5,271,344 ʲ	**5,271,344**
Total Investments (cost $234,004,316)	**136.8%**	**228,876,132**
Liabilities, Less Cash and Receivables	**(36.8%)**	**(61,537,664)**
Net Assets	**100.0%**	**167,338,468**

ᵃ *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2008, these securities amounted to $17,019,151 or 10.2% of net assets.*

ᵇ *Variable rate security—interest rate subject to periodic change.*

ᶜ *All or a portion of these securities are on loan. At June 30, 2008, the total market value of the portfolio's securities on loan is $5,508,080 and the total market value of the collateral held by the portfolio is $5,695,812, consisting of cash collateral of $5,271,344, U.S. Government and agency securities valued at $410,065, and Letters of Credit valued at $14,403.*

ᵈ *Principal amount stated in U.S. Dollars unless otherwise noted.*
   EUR—Euro
   NZD—New Zealand Dollar

ᵉ *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

ᶠ *Purchased on a forward commitment basis.*

ᵍ *Notional face amount shown.*

ʰ *Non-income producing security.*

ⁱ *Partially held by a broker in a segregated account as collateral for open financial futures positions.*

ʲ *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Government & Agencies	58.2	State/Government General Obligations	2.6
Corporate Bonds	44.9	Foreign/Governmental	1.0
Asset/Mortgage-Backed	19.5	Options	.4
Short-Term/Money Market Investments	10.2		**136.8**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

June 30, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 6/30/2008 ($)
Financial Futures Long				
British Long Gilt	28	5,821,970	September 2008	(91,983)
Euro-Bobl	59	9,826,212	September 2008	(151,879)
U.S. Treasury 2 year Notes	12	2,534,438	September 2008	23,438
U.S. Treasury 30 year Bonds	14	1,618,313	September 2008	(10,625)
Financial Futures Short				
U.S. Treasury 5 year Notes	98	(10,834,359)	September 2008	(144,564)
U.S. Treasury 10 year Notes	10	(1,139,219)	September 2008	(19,531)
				(395,144)

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

June 30, 2008 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options:		
3-Month USD Libor-BBA, Swaption, July 2008 @ 4.98	1,685,000 [a]	(41,414)
3-Month USD Libor-BBA, Swaption, July 2008 @ 4.33	3,365,000 [a]	(20,712)
3-Month USD Libor-BBA, Swaption, July 2008 @ 4.58	3,331,000 [a]	(52,421)
3-Month USD Libor-BBA, Swaption, July 2008 @ 4.69	1,683,000 [a]	(5,565)
Put Options:		
3-Month USD Libor-BBA, Swaption, July 2008 @ 4.98	1,685,000 [a]	(2,482)
3-Month USD Libor-BBA, Swaption, July 2008 @ 4.33	3,365,000 [a]	(12,516)
3-Month USD Libor-BBA, Swaption, July 2008 @ 4.58	3,331,000 [a]	(9,836)
3-Month USD Libor-BBA, Swaption, July 2008 @ 4.69	1,683,000 [a]	(4,839)
(Premiums received $215,151)		**(149,785)**

[a]   *Non-income producing security.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments		
(including securities on loan, valued at $5,508,080)–Note 1(c):		
Unaffiliated issuers	225,809,972	220,681,788
Affiliated issuers	8,194,344	8,194,344
Cash		917,089
Receivable for investment securities sold		9,374,311
Dividends and interest receivable		1,646,587
Unrealized appreciation on forward		
currency exchange contracts–Note 4		65,024
Unrealized appreciation on swap contracts–Note 4		56,982
Receivable from broker for swap transactions–Note 4		29,773
Swaps Premium paid–Note 4		14,897
Receivable for shares of Beneficial Interest subscribed		4,476
Prepaid expenses		2,697
		240,987,968
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		120,985
Payable for investment securities purchased		67,596,501
Liability for securities on loan–Note 1(c)		5,271,344
Unrealized depreciation on swap contracts–Note 4		225,844
Outstanding options written, at value (premiums received		
$215,151)–see Statement of Options Written–Note 4		149,785
Payable for futures variation margin–Note 4		111,627
Unrealized depreciation on forward currency exchange contracts–Note 4		93,852
Payable for shares of Beneficial Interest redeemed		54,165
Accrued expenses		25,397
		73,649,500
Net Assets ($)		**167,338,468**
Composition of Net Assets ($):		
Paid-in capital		179,840,087
Accumulated undistributed investment income–net		2,397,330
Accumulated net realized gain (loss) on investments		(9,242,674)
Accumulated net unrealized appreciation (depreciation) on investments,		
options, swap transactions and foreign currency transactions		
[including ($395,144) net unrealized (depreciation) on financial futures]		(5,656,275)
Net Assets ($)		**167,338,468**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	126,227,320	41,111,148
Shares Outstanding	11,746,280	3,839,602
Net Asset Value Per Share ($)	**10.75**	**10.71**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Interest	4,436,090
Income from securities lending	74,045
Dividends;	
Affiliates issuers	26,654
Total Income	**4,536,789**
Expenses:	
Investment advisory fee–Note 3(a)	557,113
Distribution fees–Note 3(b)	53,884
Custodian fees–Note 3(b)	18,744
Professional fees	17,856
Prospectus and shareholders' reports	9,565
Trustees' fees and expenses–Note 3(c)	5,765
Shareholder servicing costs–Note 3(b)	2,517
Interest expense–Note 2	587
Miscellaneous	31,390
Total Expenses	**697,421**
Less–reduction in fees due to earnings credits–Note 1(c)	(30)
Net Expenses	**697,391**
Investment Income–Net	**3,839,398**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(1,857,051)
Net realized gain (loss) on options transactions	104,239
Net realized gain (loss) on financial futures	(180,591)
Net realized gain (loss) on swap transactions	158,209
Net realized gain (loss) on forward currency exchange contracts	145,656
Net Realized Gain (Loss)	**(1,629,538)**
Net unrealized appreciation (depreciation) on investments, options transactions, swap transactions and foreign currency transactions [including ($364,376) net unrealized (depreciation) on financial futures]	(3,583,234)
Net Realized and Unrealized Gain (Loss) on Investments	**(5,212,772)**
Net (Decrease) in Net Assets Resulting from Operations	**(1,373,374)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007
Operations ($):		
Investment income−net	3,839,398	8,665,274
Net realized gain (loss) on investments	(1,629,538)	(1,153,931)
Net unrealized appreciation (depreciation) on investments	(3,583,234)	(1,638,329)
Net Increase (Decrease) in Net Assets **Resulting from Operations**	**(1,373,374)**	**5,873,014**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial Shares	(2,989,410)	(6,690,160)
Service Shares	(963,714)	(2,142,188)
Total Dividends	**(3,953,124)**	**(8,832,348)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial Shares	20,500,108	17,904,773
Service Shares	2,179,012	21,736,487
Dividends reinvested:		
Initial Shares	2,989,410	6,690,160
Service Shares	963,714	2,142,188
Cost of shares redeemed:		
Initial Shares	(13,698,622)	(47,387,185)
Service Shares	(4,750,311)	(20,498,808)
Increase (Decrease) in Net Assets from **Beneficial Interest Transactions**	**8,183,311**	**(19,412,385)**
Total Increase (Decrease) in Net Assets	**2,856,813**	**(22,371,719)**
Net Assets ($):		
Beginning of Period	164,481,655	186,853,374
End of Period	**167,338,468**	**164,481,655**
Undistributed investment income−net	2,397,330	2,511,056

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007
Capital Share Transactions:		
Initial Shares		
Shares sold	1,849,179	1,604,043
Shares issued for dividends reinvested	271,400	601,017
Shares redeemed	(1,245,160)	(4,263,788)
Net Increase (Decrease) in Shares Outstanding	**875,419**	**(2,058,728)**
Service Shares		
Shares sold	197,479	1,961,886
Shares issued for dividends reinvested	87,748	193,322
Shares redeemed	(434,729)	(1,854,465)
Net Increase (Decrease) in Shares Outstanding	**(149,502)**	**300,743**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

Initial Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004[a]	2003
Per Share Data ($):						
Net asset value, beginning of period	11.08	11.25	11.29	11.42	11.50	11.65
Investment Operations:						
Investment income—net[b]	.25	.53	.49	.39	.37	.35
Net realized and unrealized gain (loss) on investments	(.32)	(.16)	(.02)	(.11)	.01	.21
Total from Investment Operations	(.07)	.37	.47	.28	.38	.56
Distributions:						
Dividends from investment income—net	(.26)	(.54)	(.51)	(.41)	(.46)	(.46)
Dividends from net realized gain on investments	–	–	–	–	–	(.25)
Total Distributions	(.26)	(.54)	(.51)	(.41)	(.46)	(.71)
Net asset value, end of period	10.75	11.08	11.25	11.29	11.42	11.50
Total Return (%)	(.77)[c]	3.54	4.23	2.48	3.37	4.94

Initial Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004[a]	2003
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.75[d]	.77	.75	.75	.74	.74
Ratio of net expenses to average net assets	.75[d,e]	.72	.63	.60	.74	.74
Ratio of net investment income to average net assets	4.54[d]	4.78	4.43	3.45	3.30	2.96
Portfolio Turnover Rate[f]	183.45[c]	446.13	507.83	504.21	819.75	898.18
Net Assets, end of period ($ x 1,000)	126,227	120,446	145,490	158,999	171,424	173,534

[a]   *As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 3.03% to 3.06%. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect these changes in presentation.*

[b]   *Based on average shares outstanding at each month end.*

[c]   *Not annualized.*

[d]   *Annualized.*

[e]   *Expense waivers and/or reimbursements amounted to less than .01%.*

[f]   *The portfolio turnover rates excluding mortgage dollar roll transactions for the period ended June 30, 2008, December 31, 2007, December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003, were 80.79%, 219.54%, 262.26%, 393.37%, 761.92% and 755.08%, respectively.*

See notes to financial statements.

Service Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004[a]	2003
Per Share Data ($):						
Net asset value, beginning of period	11.04	11.21	11.25	11.38	11.48	11.62
Investment Operations:						
Investment income—net[b]	.23	.51	.46	.36	.35	.31
Net realized and unrealized gain (loss) on investments	(.32)	(.17)	(.02)	(.11)	(.01)	.24
Total from Investment Operations	(.09)	.34	.44	.25	.34	.55
Distributions:						
Dividends from investment income—net	(.24)	(.51)	(.48)	(.38)	(.44)	(.44)
Dividends from net realized gain on investments	−	−	−	−	−	(.25)
Total Distributions	(.24)	(.51)	(.48)	(.38)	(.44)	(.69)
Net asset value, end of period	10.71	11.04	11.21	11.25	11.38	11.48
Total Return (%)	(.82)[c]	3.31	3.90	2.26	3.05	4.78

Service Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31,				
		2007	2006	2005	2004[a]	2003
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.00[d]	1.02	1.00	.99	.99	.99
Ratio of net expenses to average net assets	1.00[d,e]	.97	.88	.84	.99	.99
Ratio of net investment income to average net assets	4.29[d]	4.51	4.70	3.21	3.06	2.66
Portfolio Turnover Rate[f]	183.45[c]	446.13	507.83	504.21	819.75	898.18
Net Assets, end of period ($ x 1,000)	41,111	44,035	41,363	47,757	55,585	60,561

[a] *As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 3.03% to 3.06%. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect these changes in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Note annualized.*

[d] *Annualized.*

[e] *Expense waivers and/or reimbursements amounted to less than .01%.*

[f] *The portfolio turnover rates excluding mortgage dollar roll transactions for the period ended June 30, 2008, December 31, 2007, December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003, were 80.79%, 219.54%, 262.26%, 393.37%, 761.92% and 755.08%, respectively.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open end management investment company, operating as a series company currently offering seven series, including the Quality Bond Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective will be to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the portfolio's investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations, expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swap transactions and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio's securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, not valued by a pricing service approved by the Board of Trustees, or determined by the fund not to reflect accurately fair value are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid prices and asked prices. Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Trustees. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuers and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the portfolio's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.
Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).
Level 3—significant unobservable inputs (including portfolio's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of June 30, 2008 in valuing the portfolio's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments ($)†
Level 1–Quoted Prices	8,194,344	(395,144)
Level 2–Other Significant Observable Inputs	220,681,788	(347,477)
Level 3–Significant Unobservable Inputs	0	0
Total	**228,876,132**	**(742,621)**

† Other financial instruments include derivative instruments such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolios' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has arrangements with the custodian and cash management banks whereby the portfolio may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), is a subsidiary of BNY Mellon and an affiliate of Dreyfus, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Collaterals are either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended June 30, 2008, Mellon Bank earned $39,870 from lending fund portfolio securities, pursuant to the securities lending agreement.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the exdividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On June 30, 2008, the Board of Trustees declared a cash dividend of .041 and .039 per share for the Initial shares and Service shares, respectively, from undistributed investment income-net payable on July 1, 2008 (ex-dividend date) to shareholders of record as of the close of business on June 30, 2008.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the portfolio adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the portfolio for the period ended June 30, 2008.

As of and during the period ended June 30, 2008, the portfolio did not have any liabilities for any unrecognized tax benefits. The portfolio recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the portfolio did not incur any interest or penalties.

Each of the tax years in the three-year period ended December 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The portfolio has an unused capital loss carryover of $6,482,942 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $3,171,594 of the carryover expires in fiscal 2012, $61,980 expires in fiscal 2013, $1,624,385 expires in fiscal 2014 and $1,624,983 expires in fiscal 2015.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2007 was as follows: ordinary income $8,832,348. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

Prior to May 1, 2008, the portfolio may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit. Effective May 1, 2008, the portfolio participates with other Dreyfus-managed funds in a $300 million unsecured line of credit primarily to be utilized for temporary or emergency purposes including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing. Prior to May 1, 2008, the portfolio participated with other Dreyfus-managed funds in a $100 million unsecured line of credit. During the period ended June 30, 2008, the portfolio did not borrow under either line of credit.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .65% of the value of the portfolio's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2008, Service shares were charged $53,884 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2008, the portfolio was charged $252 pursuant to the transfer agency agreement.

The portfolio compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to portfolio subscriptions and redemptions. During the period ended June 30, 2008, the portfolio was charged $30 pursuant to the cash management agreement.

The portfolio compensates Mellon Bank under a custody agreement to provide custodial services for the portfolio. During the period ended June 30, 2008, the portfolio was charged $18,744 pursuant to the custody agreement.

During the period ended June 30, 2008, the portfolio was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $89,407, Rule 12b-1 distribution plan fees $8,498, custodian fees $20,176, chief compliance officer fees $2,820 and transfer agency per account fees $84.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, forward currency exchange contracts, options transactions and swap transactions, during the period ended June 30, 2008, amounted to $405,623,722 and $384,479,185, respectively, of which $214,701,623 in purchases and $215,155,199 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the portfolio of mortgage related securities that it holds with an agreement by the portfolio to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the portfolio to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at June 30, 2008, are set forth in the Statement of Financial Futures.

The portfolio may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss if the price of the financial instrument increases between those dates.

As a writer of put options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss if the price of the financial instrument decreases between those dates.

The following summarizes the portfolio's call/put options written for the period ended June 30, 2008.

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain ($)
Contracts outstanding December 31, 2007				
Contracts written	83,520,000	832,915		
Contracts terminated:				
Contracts closed	61,892,000	599,062	510,054	89,008
Contracts expired	1,500,000	18,702		18,702
Contracts exercised	–	–	–	–
Total contracts terminated	63,392,000	617,764	510,054	107,710
Contracts Outstanding June 30, 2008	20,128,000	215,151		

The portfolio may enter into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract.

The following summarizes open forward currency exchange contracts at June 30, 2008:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
China Renminlbi Expiring 3/26/2009	11,130,000	1,704,180	1,702,673	(1,507)
Indonesian Rupiah, Expiring 9/17/2008	16,118,000,000	1,713,769	1,722,477	8,708
Malaysian Ringgit, Expiring 8/22/2008	5,540,000	1,722,101	1,695,866	(26,235)
Sales:		**Proceeds ($)**		
China Renminlbi Expiring 8/22/2008	11,820,000	1,719,648	1,736,048	(16,400)
China Renminlbi Expiring 3/26/2009	11,130,000	1,758,989	1,702,673	56,316
Euro, Expiring 9/17/2008	170,000	263,053	266,564	(3,511)
British Pounds, Expiring 9/17/2008	440,000	852,852	871,050	(18,198)
New Zealand Dollar, Expiring 9/17/2008	2,430,000	1,799,950	1,827,951	(28,001)
Total				**(28,828)**

The portfolio may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The portfolio accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap.

The following summarizes credit default swaps entered into by the portfolio at June 30, 2008:

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
470,000	Auto Receivable Backed, 2007-1, BBB Index	Lehman Brothers Inc.	1.50	2/15/2014	(69,464)
500,000	Borg Warner Inc., 6.5%, 2/15/2009	J.P. Morgan Chase	(.62)	9/20/2013	3,520
260,000	Borg Warner Inc., 6.5%, 2/15/2009	J.P. Morgan Chase	(.68)	9/20/2013	1,110
350,000	Bristol-Myers Squibb, 6.8%, 11/15/2026	Deutsche Bank	(.45)	6/20/2018	94
500,000	Bristol-Myers Squibb, 6.8%, 11/15/2026	Goldman, Sachs & Co.	(.43)	6/20/2018	1,068
680,000	Campbell Soup Co., 4.875%, 3/20/2013	Morgan Stanley, Dean Witter & Co.	(.51)	3/20/2013	(5,859)

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
180,000	Campbell Soup Co., 4.875%, 10/1/2013	Deutsche Bank	(.53)	3/20/2013	(1,708)
880,000	CIT Group, 7.75%, 4/2/2012	Citicorp	14.50	9/20/2008	13,231
430,000	Dow Chemical Co., 6%, 10/1/2012	UBS Securities, Inc	(.96)	3/20/2013	(3,113)
1,770,000	Dow Jones CDX.NA.IG.10 Index	Deutsche Bank	(1.50)	6/20/2018	17,984
3,540,000	Dow Jones CDX.NA.IG.10 Index	Lehman Brothers Inc.	1.55	6/20/2011	(49,092)
760,000	Johnson Controls, 7.125%, 7/15/2017	Deutsche Bank	(.98)	9/20/2013	4,142
180,000	Kohls, 6.3%, 3/1/2011	J.P. Morgan Chase	(1.70)	6/20/2013	(3,032)
370,000	Kohls, 6.3%, 3/1/2011	J.P. Morgan Chase	(1.70)	6/20/2013	(6,233)
320,000	Kohls, 6.3%, 3/1/2011	Morgan Stanley, Dean Witter & Co.	(1.62)	3/20/2013	(4,433)
480,000	Pfizer Inc., 4.65%, 3/1/2018	Goldman, Sachs & Co.	(.41)	6/20/2018	301
340,000	Pfizer Inc., 4.65%, 3/1/2018	Morgan Stanley, Dean Witter & Co.	(.38)	6/20/2018	1,134
310,000	R.R. Donnelley & Sons, 4.95%, 4/1/2014	Deutsche Bank	(1.60)	3/20/2012	(1,829)
120,000	R.R. Donnelley & Sons, 4.95%, 4/1/2014	J.P. Morgan Chase	(1.70)	12/20/2011	(1,196)
580,000	Radioshack Corp., 7.375%, 5/15/2011	Deutsche Bank	(1.84)	6/20/2013	8,872
290,000	Radioshack Corp., 7.375%, 5/15/2011	Morgan Stanley, Dean Witter & Co.	(1.75)	6/20/2013	5,526
670,000	Reed Elsevier Capital, 4.625%, 6/15/2012	Deutsche Bank	(.96)	6/20/2012	(8,485)
870,000	Republic of Panama, 8.875%, 9/30/2027	Deutsche Bank	(1.89)	2/20/2013	(25,100)
Total					**(122,562)**

The portfolio may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. The following summarizes interest rate swaps entered into by the portfolio at June 30, 2008.

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized (Depreciation)($)
6,725,000	NZD - 3 Month LIBOR	J.P. Morgan Chase	7.52	5/13/2011	(21,579)
7,480,000	NZD - 3 Month LIBOR	Goldman, Sachs & Co.	7.51	5/14/2011	(24,721)
Total					**(46,300)**

Total return swaps involve commitments to pay interest in exchange for a market-linked return based on a national amount. To the extent the total return of the security or index underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the portfolio will receive a payment from or make a payment to the counterparty, respectively. At June 30, 2008, there was no open total return swap.

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At June 30, 2008, accumulated net unrealized depreciation on investments was $5,128,184, consisting of $1,184,349 gross unrealized appreciation and $6,312,533 gross unrealized depreciation.

At June 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the portfolio by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At a meeting of the portfolio's Board held on March 4 and 5, 2008 the Board unanimously approved the continuation of the portfolio's Investment Advisory Agreement with Dreyfus for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the portfolio were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Investment Advisory Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of Dreyfus regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to its Investment Advisory Agreement. Dreyfus's representatives reviewed the portfolio's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the portfolio as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the portfolio. Dreyfus also provided the number of accounts investing in the portfolio, as well as the portfolio's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day portfolio operations, including fund accounting, administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Portfolio's Performance and Advisory Fee and Expense Ratio. The Board members reviewed the portfolio's performance and placed significant emphasis on comparisons to a group of A-rated corporate debt funds underlying variable insurance products (the "Performance Group") and to a larger universe of funds, consisting of all A-rated corporate debt funds underlying variable insurance products (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the portfolio's total return was in the second or third quartile of the Performance Group for the 1-, 2-, 3-, 4-, and 5-year periods ended January 31, 2008. The Board further noted that the portfolio's yield ranked in the second quartile of its Performance Group for the one-year periods ended January 31, 2008 and January 31, 2007, and ranked in the third quartile of its Performance Universe for the one-year period ended January 31, 2008 and the second quartile for the one-year period ended January 31, 2007.

The Board members also discussed the portfolio's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that while the portfolio's management fee was in the fourth quartile of its Expense Group and Expense Universe, the total expense ratio was in the third and second quartile of the Expense Group and Expense Universe, respectively.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the portfolio (the "Similar

Accounts"). Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the portfolio's management fees. The Board acknowledged that the differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the portfolio and the extent to which economies of scale would be realized if the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the portfolio's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the portfolio as part of their evaluation of whether the fees under the Investment Advisory Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services, and that a discussion of economies of scale is predicated on a portfolio having achieved a substantial size with increasing assets and that, if a portfolio's assets had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the portfolio was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangements in place for the portfolio. It also was noted that Dreyfus did not realize a profit on the portfolio's operations.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Investment Advisory Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board was generally satisfied with the portfolio's total return performance and yield.

- The Board concluded that the fee paid by the portfolio to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, including Dreyfus's undertaking to waive or reimburse certain fess and expenses, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the portfolio.

- Board concluded that the fee paid by the portfolio to Dreyfus was reasonable in light of the considerations described above.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the portfolio had been adequately considered by Dreyfus in connection with the advisory fee rate charged to the portfolio and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the portfolio's Investment Advisory Agreement was in the best interests of the portfolio and its shareholders.

NOTES

For More Information

**Dreyfus Variable
Investment Fund,
Quality Bond Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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